UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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LAREDO PETROLEUM, INC.

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LAREDO
PETROLEUM, INC.

2020

Laredo Petroleum, Inc.
Notice of Annual Meeting of Stockholders and Proxy Statement

Thursday, May 14, 2020
9:00 a.m. Central Time

The Bank of America Building
Lower Level
15 West Sixth Street
Tulsa, Oklahoma 74119



LAREDO
PETROLEUM, INC.

LETTER FROM OUR CHAIRMAN AND OUR CHIEF EXECUTIVE OFFICER

To the Stockholders of Laredo Petroleum, Inc.:

In 2019, Laredo delivered on all facets of its strategic transformation. We dramatically improved corporate profitability as we focused on cash margins while reducing our costs incurred, excluding acquistions, by 25% and weathering a 26% decrease in average sales price per barrel of oil equivalent. We completely revamped our senior leadership team in a process that started in the Fall of 2018, culminating in the appointment of our new President and Chief Executive Officer, Jason Pigott. Lastly, we began executing on the second part of our transformation, acquiring tier-one acreage in oily areas of the Permian-Midland Basin and applying our operational expertise on these high-margin locations to drive an additional step change in capital efficiency and corporate profitability.

Key to our performance in 2019 was our continuing focus on operational excellence and our culture of driving costs down. We further improved our drilling and completions operations to reduce cycle times and, combined with service cost reductions, reduced our well costs by 14% for a 10,000-foot lateral with our standard completion design. Lease operating expenses, already among the lowest in the basin, were cut by 16% on a unit basis. General and administrative expenses were reduced by 52% on a unit basis as we aligned our staffing levels with our reduced activity levels.

Late in 2019, we closed two transactions in parts of the Permian-Midland Basin that have higher oil productivity than our current production base. We have begun to transition our operations to focus on this new acreage, which we believe provides approximately three years of development locations at our 2019 drilling cadence. Our plans are supported by our current strong financial structure, including no term-debt maturities until 2025 and 9.6 million barrels of oil hedged in 2020. We believe that as we execute our strategy and focus on maintaining our high environmental and safety standards outlined in this proxy statement, we can create value for all of our stakeholders.

 Sincerely,

Randy A. Foutch
Chairman of the Board

 Sincerely,

Jason Pigott
President & Chief Executive Officer

March 31, 2020



Notice of 2020 Annual Meeting of Stockholders

All stockholders of record as of the record date are cordially invited to attend the 2020 Annual Meeting of Stockholders.

Described below are the meeting logistics, business agenda and options for voting. You will also find the link for all Proxy Materials, including the Proxy Statement and our 2019 Annual Report. Your vote is important, and we encourage you to vote promptly whether or not you plan to attend the Annual Meeting. We look forward to seeing you at the Annual Meeting.



Sincerely,

March 31, 2020

Mark D. Denny
Senior Vice President—General Counsel & Secretary

2020 Annual Meeting Information

Date and Time

| May 14, 2020 at 9:00 a.m. Central Time |

Place

| Bank of America Lower Level 15 West Sixth Street Tulsa, Oklahoma 74119 |

Record Date

| March 18, 2020 |

Items up for Vote

	Proposals	Board Recommendation	Proxy Page
1	To elect three Class I directors for a three-year term, elect one Class II director for a one-year term and elect one Class III director for a two-year term.	**FOR** each nominee	12
2	To ratify the selection of Grant Thornton LLP as the Company's independent registered public accountant for the fiscal year ending December 31, 2020.	**FOR**	43
3	To hold an advisory vote approving our named executive officer compensation.	**FOR**	47
4	To approve an amendment to the Company's Amended and Restated Certificate of Incorporation to effect a reverse stock split of the Company's common stock and a corresponding reduction in the number of authorized shares of the Company's common stock.	**FOR**	104
5	To transact such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.		

How to Vote

- Any stockholder of record who held our common stock at the close of the record date may vote.
- The deadline to vote is 11:59 p.m. ET on May 13, 2020, except if you attend the Annual Meeting.
- Whether or not you plan to attend the Annual Meeting, please vote as soon as possible. This will ensure representation of your shares at the Annual Meeting if you are unable to attend.

BY TELEPHONE	BY INTERNET	BY MAIL	BY MOBILE DEVICE	IN PERSON
1-800-690-6903	www.proxyvote.com	If you received a paper copy of the 2019 Proxy Materials, then complete, sign and return the proxy card in the envelope provided	Scan the QR Code	Attend the Annual Meeting

Proxy Materials

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on May 14, 2020.

The Notice of Annual Meeting, Proxy Statement and our 2019 Annual Report, including the Form 10-K for the fiscal year ended December 31, 2019, are available over the Internet at http://materials.proxyvote.com/516806.

Important Information Regarding Meeting Attendance and Location.

We intend to hold our annual meeting in person. However, due to the growing public health impact of coronavirus disease 2019 (COVID-19) and related travel concerns, we may impose additional procedures or limitations on meeting attendees beyond those described in the accompanying proxy statement. Such additional precautionary measures may include, in compliance with guidance issued by the U.S. Centers for Disease Control, restricting the number of meeting attendees gathered in one room and requiring that all meeting attendees remain at minimum six feet from other persons at all times.

Alternatively, we are planning for the possibility that the meeting may be held solely by means of remote communication. If we take this step, we will announce by press release the decision to do so in advance, along with details on how to participate in the meeting. If it becomes necessary, a meeting by remote communication will not impact your ability to vote in advance of the meeting by telephone, internet or mail as described in the accompanying proxy statement.



PROXY STATEMENT

Table of Contents

Our 2020 Proxy Statement and 2019 Annual Report are available online at http://materials.proxyvote.com/516806



PROXY OVERVIEW & HIGHLIGHTS

This summary highlights information contained elsewhere in this Proxy Statement for the 2020 Annual Meeting of Stockholders (the ''Annual Meeting''). This summary does not contain all of the information you should consider and is not a form for voting. You should read the entire Proxy Statement carefully before voting.

Company Overview

Laredo Petroleum, Inc. (the ''Company,'' ''Laredo,'' ''we,'' ''us,'' or ''our'') is an independent energy company focused on the acquisition, exploration and development of oil and natural gas properties, primarily in the Permian Basin of West Texas. The Permian Basin is comprised of several distinct geological provinces, including the Midland Basin to the east, the Delaware Basin to the west and the Central Platform in the middle. Our primary development and production fairway is on the east side of the Midland Basin. Our acreage is largely contiguous in the neighboring Texas counties of Howard, Glasscock, Reagan, Sterling and Irion, which we refer to as the ''Permian-Midland Basin'' area.

 **PROVED RESERVES*** **293,377** million barrels of oil equivalent on a three stream basis	 **NUMBER OF NET ACRES*** **133,512**	 **NUMBER OF EMPLOYEES*** **280**

 * As of December 31, 2019.

Summary of Strategy and Highlights of Execution on Strategy in 2019

We pivoted our strategy in 2019 to increase stockholder value by targeting higher margin and oilier production. We accomplished this by optimizing our existing acreage and executing on accretive acquistions as follows:

- Wider-spaced development and lower well costs contributed to an 18% increase of our drilling rate of return.
- Reduced well costs by 14% for a 10,000-foot lateral with our standard completion design and reduced combined unit lease operating expenses (''LOE'') and unit cash general and administrative (''G&A'') expenses by 23% from 2018.
- Added 11,835 tier-one net acres in the Midland Basin.
- Increased location count by 165 gross locations, equating to three years of inventory.

Daily Total Production	Daily Oil Production	Proved Oil Reserve Growth
80,883 barrels of oil equivalent/day **19% increase over 2018**	**28,429** barrels of oil/day **2% increase over 2018**	**17** million barrels **27% increase over 2018**

Unit LOE & Unit Cash G&A	Costs Incurred	Well Costs
$4.65 per barrel of oil equivalent **23% reduction from 2018**	**$481.6 million** **25% reduction from 2018**	**$6.6 million for a 10,000-foot lateral** **14% reduction from 2018**

Corporate Governance and Board Matters Overview



PROPOSAL ONE: ELECTION OF DIRECTORS

The Board unanimously recommends that stockholders vote FOR the election of William E. Albrecht, Dr. Craig M. Jarchow, Peter R. Kagan, Jason Pigott and Edmund P. Segner, III.

See page 12 for more information.

The Laredo Board of Directors (the ''Board'' or ''Board of Directors'') currently consists of ten directors serving staggered three year terms as set forth in the below table. The Board has nominated five directors for re-election to serve until the applicable annual meeting of stockholders and thereafter until each of their successors is elected and qualified or his earlier resignation or removal. Peter R. Kagan, Jason Pigott and Dr. Craig M. Jarchow have been nominated to serve as Class I directors of the Company to hold office until the 2023 annual meeting. Edmund P. Segner, III has been nominated to serve as a Class II director of the Company to hold office until the 2021 annual meeting. William E. Albrecht has been nominated to serve as a Class III director of the Company to hold office until the 2022 annual meeting. As previously announced, Randy A. Foutch will not stand for re-election at the 2020 Annual Meeting. After the Annual Meeting, assuming the stockholders elect the five nominees of the Board, and consistent with our bylaws, the Board anticipates reducing the size of the Board from ten directors to nine directors.

Name and Primary Occupation	Age	Director since	Independent	Audit	Compensation	Nominating & Corporate Governance	Other Public Company Boards
CLASS III DIRECTOR NOMINEE							
WILLIAM E. ALBRECHT — Non-Executive Chairman of the Board of California Resources Corporation	68	2020	✔		🧑	🧑	• California Resources Corporation • Halliburton Company • Valaris plc
CLASS I DIRECTOR NOMINEES							
DR. CRAIG M. JARCHOW — President, CEO and Director, Castleton Resources LLC	57	2019	✔	🧑 FE	🧑		—
PETER R. KAGAN — Managing Director, Warburg Pincus LLC and Partner, Warburg Pincus & Co.	51	2007	✔			🧑	—
JASON PIGOTT — President and Chief Executive Officer, Laredo Petroleum, Inc.	46	2019					—
CLASS II DIRECTOR NOMINEE							
EDMUND P. SEGNER, III — Former President, Chief of Staff and Director, EOG Resources, Inc.	66	2011	✔ Lead Independent Director	🧑 FE	🧑		• Highpoint Resources Corporation • Archrock, Inc.
CLASS I DIRECTOR (NOT STANDING FOR RE-ELECTION)							
RANDY A. FOUTCH — Founder and Non-Executive Chairman, Laredo Petroleum, Inc.	68	2006					• Helmerich & Payne, Inc.
CLASS II CONTINUING DIRECTORS (TERMS EXPIRING IN 2021)							
JAMES R. LEVY — Managing Director, Warburg Pincus LLC	44	2007	✔		🧑		• Brigham Minerals, Inc.
DR. MYLES W. SCOGGINS — President Emeritus, Colorado School of Mines	72	2012	✔	🧑 FE	🧑	C	• QEP Resources, Inc.
CLASS III CONTINUING DIRECTORS (TERMS EXPIRING IN 2022)							
PAMELA S. PIERCE — Partner, Ztown Investments, Inc.	65	2007	✔	🧑 FE	C	🧑	• ShawCor Ltd.
FRANCES POWELL HAWES — Former Chief Financial Officer, Grant Prideco, Inc.	65	2018	✔	C FE		🧑	• Archrock, Inc. • PGT Innovations, Inc.
Meetings in 2019		Board Meetings: **13**		**10**	**8**	**5**	

 C Committee Chair    Committee Member   FE audit committee financial expert

* B.Z. (Bill) Parker and Donald D. Wolf departed the Board at the conclusion of the 2019 annual meeting in May 2019. Mr. Parker served on the Audit and Nominating and Corporate Governance Committees until his departure. Mr. Wolf served on all three committees until his departure.

Board Composition & Attributes

Our Board regularly evaluates each director in light of the Company's strategy and evolving needs. The information below illustrates the year over year evolution of our Board's composition and the Board's proactive refreshment efforts. We believe our board composition provides a well-rounded variety of skills, qualifications, experience and diversity and represents an effective mix of company knowledge and fresh perspectives.

BOARD REFRESHMENT

Departed in 2019
- B.Z. (Bill) Parker
- Donald D. Wolf

Departing in 2020
- Randy A. Foutch

Added in last 2 years
- Frances Powell Hawes (2018)
- Dr. Craig M. Jarchow (2019)
- Jason Pigott (2019)
- William E. Albrecht (2020)

Following the Annual Meeting, 44% of the Board will have joined in the last two years.

2020

INDEPENDENCE (NYSE STANDARDS)*



Our CEO — 1

Independent — 8 — **89%**

DIVERSITY*



2 women, **both of whom hold Board leadership roles**

2 / 7 — **22%**

DIRECTOR AGE*

- Average age **59.67 years**



40 - 45 YRS | 46 - 59 YRS | 60 - 65 YRS | >65 YRS

DIRECTOR TENURE*

- Average tenure **6.67 years**



0 - 4 YRS | 5 - 10 YRS | >10 YRS

* The 2020 information reflects the anticipated composition of the Board at the conclusion of the Annual Meeting, assuming stockholders elect all nominees to the Board. Age is calculated as of March 18, 2020.

2019

INDEPENDENCE (NYSE STANDARDS)*



Our Chairman and our CEO — 2

Independent — 9 — **82%**

DIVERSITY*



2 women, **both of whom hold Board leadership roles**

2 / 9 — **18%**

DIRECTOR AGE*

- Average age **61.27 years**



40 - 45 YRS | 46 - 59 YRS | 60 - 65 YRS | >65 YRS

DIRECTOR TENURE*

- Average tenure **7.8 years**



0 - 4 YRS | 5 - 10 YRS | >10 YRS

* The 2019 information excludes William E. Albrecht who was appointed to the Board in February 2020 and includes B.Z. (Bill) Parker and Donald D. Wolf who departed the Board in May 2019. Age is calculated as of March 18, 2019.

The below table is a short summary of each director's expansive qualifications and expertise. For more detailed director biographies, see pages 15-20.

Experience	William E. Albrecht	Dr. Craig M. Jarchow	Peter R. Kagan	James R. Levy	Pamela S. Pierce	Jason Pigott	Frances Powell Hawes	Dr. Myles W. Scoggins	Edmund P. Segner, III	# of Directors
Accounting & Financial Reporting							✔		✔	**2**/9
CEO or Senior Officer Experience	✔	✔	✔	✔	✔	✔	✔	✔	✔	**9**/9
Compensation	✔		✔	✔	✔			✔	✔	**6**/9
Corporate Governance	✔		✔	✔	✔	✔	✔	✔	✔	**8**/9
Environmental & Sustainability	✔		✔	✔					✔	**4**/9
Exploration & Production	✔	✔	✔	✔	✔	✔	✔	✔	✔	**9**/9
Finance		✔	✔	✔	✔	✔	✔	✔	✔	**8**/9
Midstream		✔	✔					✔	✔	**4**/9
Oil & Gas Service Providers					✔		✔	✔		**3**/9
Public Company Board Experience	✔		✔		✔	✔	✔	✔	✔	**7**/9
Gender Diversity					✔		✔			**2**/9

* Reflects the anticipated composition of the Board at the conclusion of the Annual Meeting, assuming stockholders elect all nominees to the Board.

Board Oversight of Risk Management

The Board oversees risk management for the Company. To conduct this oversight, the Board:

1 Creates and approves certain governance documents and best practices;

2 Meets regularly to review and discuss reports made by senior management;

3 Supervises senior management through one of three Board committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee; and

4 Engages regularly with stockholders to receive feedback.

The Board has three committees and has tasked each with certain supervisory functions as outlined in more detail beginning on page 30. Below is a summary of each committee's role:

Audit Committee

- Reviews and discusses the Company's financial statements with management and the independent registered public accountant.
- Oversees the independent auditor's qualifications, independence and performance.
- Oversees the Company's financial reporting, including consideration of the Company's internal controls and certifications.
- Oversees and reviews the reserve report with the Company's independent reserve engineer.
- Reviews and discusses with management, policies and guidelines regarding risk assessment and management, major risk exposures and steps taken to monitor and control exposures.

See page 31 for a full list of the Audit Committee's duties and pages 45-46 for the Audit Committee Report.

Compensation Committee

- Reviews and approves the Company's compensation philosophy and objectives.
- Reviews and recommends the compensation for the CEO and officers to the Board.
- Administers the Company's equity-based compensation plan.
- Reviews and recommends director pay to the Board.
- Reviews the disclosures in the Compensation Discussion and Analysis of the Company's Proxy Statement.

See page 33 for a full list of the Compensation Committee's duties and page 82 for the Compensation Committee Report.

Nominating & Corporate Governance Committee

- Assists in identifying and recommending for nomination qualified candidates for the Board.
- Develops and recommends corporate governance guidelines for the Company.
- Oversees the annual evaluation of the Board and its committees.
- Periodically reviews and makes recommendations regarding the composition and size of the Board.
- Recommends committee assignments for directors.

See page 34 for a full list of the Nominating and Corporate Governance Committee's duties.

Each director serving on the committee has the requisite qualifications necessary for the position.



AUDIT COMMITTEE EXPERTISE (SEC)

Our Audit Committee is fully comprised of financial experts

100%

5



COMMITTEE INDEPENDENCE

8 of 8 Directors serving on committees are Independent

100%

8

The Board and each committee met in both regularly scheduled and special meetings throughout the year, with and without management, to oversee the Company's business affairs.

| | | COMMITTEES | | | |
	Board	Audit	Compensation	Nominating & Corporate Governance	Total
Meetings in 2019	13	10	8	5	36

Stockholder Engagement

Laredo believes ongoing dialogue with its stockholders is a key element of good corporate governance. The members of the Board of Directors and management team regularly meet with stockholders on a variety of topics, and the valuable feedback gained during these discussions shapes Company policy.

Laredo has ongoing discussions with its stockholders throughout the year on a variety of subjects, including compensation. During the Fall of 2019, particularly in response to its disappointing 2019 say-on-pay results, the Company actively reached out to 26 of the Company's largest institutional stockholders regarding its compensation program. Overall, the Company reached out to stockholders representing over 80% of our shares outstanding in 2019 and received feedback from stockholders representing more than 48% of our shares outstanding. The chair of the Compensation Committee, the general counsel and the vice president of investor relations were available to participate in all meetings, and the Compensation Committee Chair participated in more than 80% of the meetings held.



We received valuable feedback from holders of **48%** of our shares outstanding

We reached out to holders of **>80%** of our shares outstanding

This outreach included **26** of our largest institutional shareholders

What We Heard		What We Did
Of the shares that voted, 67.93% approved of Laredo's 2018 executive compensation at our 2019 annual meeting.	→	The Compensation Committee conducted an extensive stockholder outreach to solicit stockholder feedback on its compensation practices. Additionally, the Compensation Committee hired a new independent compensation consultant to assist in performing a comprehensive review of every element of our compensation program.
Company's general and administrative costs are too high and need to be reduced.	→	The Company engaged in a reduction in force in April 2019 that decreased the Company's total employee count by approximately 20%, including a greater than 40% reduction at the Vice President and above level, which resulted in annualized savings of approximately $30 million.
The Company should not pay severance for a retirement event.	→	Developed and instituted a market-based severance plan that is applicable only to involuntary termination without cause or other termination due to good reason.
The Company's Board should have an independent chair person.	→	The Board separated the role of Chair and CEO when Mr. Pigott became CEO in October 2019. Mr. Foutch remained on the Board as Chairman but will not stand for re-election at this Annual Meeting. The Board has committed to elect an independent Board Chair upon Mr. Foutch's departure.
Increase disclosures regarding environmental, social and governance (or ''ESG'') factors.	→	Gave an overview of Laredo's sustainability efforts in this year's Proxy Statement and committed to creating a Sustainability Report within one year.
Consider adding sustainability performance metrics.	→	Added performance metrics related to releases and emissions to our STIP award performance metrics.
Enhance disclosures regarding the Compensation Committee's compensation decision-making process.	→	Included additional disclosures regarding the role of Compensation Committee, development of performance metrics, changes to 2020 compensation program and stockholder engagement in the Compensation Discussion and Analysis section.
The Compensation Committee's subjective assessment of the Company's overall strategic performance should be used sparingly to increase short-term incentive program (''STIP'') payout percentage above the objective criteria level.	→	For the 2019 STIP, the Compensation Committee did not increase the aggregate payout above the objective criteria level; and, historically, the Compensation Committee has rarely increased the STIP payout percentage above the objective criteria level.
Some investors disfavor a classified Board Structure.	→	Our Board annually reviews our structure and continues to believe our current structure is appropriate given our concentration of large stockholders.

Audit Matters Overview



PROPOSAL TWO: RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

The Board unanimously recommends that stockholders vote FOR the appointment of Grant Thornton, LLP as the Company's independent registered public accounting firm for the fiscal year 2020.

See page 43 for more information.

The Audit Committee of the Board of Directors appoints and oversees the independent registered public accounting firm that audits our financial statements. As part of this oversight, the Audit Committee has established general best practices to ensure the auditor's qualifications, independence and performance, including the following:

AUDIT COMMITTEE BEST PRACTICES

✔	✔	✔	✔	✔	✔
Limits or prohibitions on non-audit services.	Audit partner rotation every five years.	Audit Committee approval of every audit partner.	Regular meetings with the Audit Committee.	Regular executive sessions with the Audit Committee without management present.	Annual evaluation of independent registered public accounting firm by the Audit Committee.

The Audit Committee elected to re-appoint Grant Thornton, LLP (''GT'') as the independent registered public accounting firm to audit our financial statements for the fiscal year beginning January 1, 2020. GT was our independent auditor for the 2019 fiscal year and has audited Laredo's consolidated financial statements since its inception in 2007. Following an evaluation and bid process with other firms, the Audit Committee and the Board believe that continuing to engage GT is in the best interest of the Company and its stockholders. GT is already familiar with the Company, which avoids fees that would be included for the additional time and costs that would be necessary in onboarding or educating a new independent registered public accounting firm.

The Company expects that one or more representatives of GT will be present at the Annual Meeting. The representative(s) will have an opportunity to respond to appropriate questions and to make a statement if desired.

Executive Compensation Matters Overview



PROPOSAL THREE: ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Board unanimously recommends that stockholders vote FOR the the advisory resolution approving the compensation of our named executive officers.

See page 47 for more information.

The Board, in consultation with senior management and based upon the recommendations of the Compensation Committee, establishes the Company's compensation philosophy and practices and annually reviews and updates the executive compensation program. The process includes reviewing the prior year say-on-pay voting results, soliciting input from its independent compensation consultant, reflecting on all feedback received from stockholders throughout the year, comparing the Company's compensation program with its peers and evaluating the Company and management team's performance.

General best practices that the Board and Compensation Committee have implemented include the following:

WHAT WE DON'T DO

✗ **NO REPRICING OF UNDERWATER STOCK OPTIONS**
We do not reprice, exchange or buy out underwater stock options.

✗ **NO EMPLOYMENT AGREEMENTS**
None of our employees, including our named executive officers ("NEOs"), have an employment agreement, and all executive compensation is determined by the Compensation Committee and the Board.

✗ **NO PAYMENT OF DIVIDEND EQUIVALENTS ON UNVESTED EQUITY**
We do not issue dividends for unvested equity.

✗ **NO EXCISE TAX GROSS UPS**
Our Change in Control Plan does not provide for any excise tax gross ups.

✗ **NO PLEDGING, HEDGING, SHORT SALES OR DERIVATIVE TRANSACTIONS**
Our policies prohibit directors and employees from pledging, hedging, short-selling or trading in derivatives of our stock.

✗ **NO SINGLE TRIGGER CHANGE IN CONTROL SEVERANCE**
Severance payments in the event of a change in control require both a change in control and an actual or constructive termination of position without cause.

WHAT WE DO

✔ **PAY FOR PERFORMANCE**

We design our compensation program to align executive compensation with corporate performance on both a short-term and long-term basis by making it variable and heavily dependent on performance metrics.

Total Target Compensation for 2019

	% of Pay at Risk
Current CEO	86%
Average other current NEOs	80%

✔ **PUBLISH PRE-ESTABLISHED PERFORMANCE GOALS & FULLY DISCLOSE RESULTS**

Both our long-term and short-term incentive compensation have significant performance-based criteria that are subject to the achievement of objective, pre-established performance goals disclosed in our proxy materials and tied to financial, operational and strategic objectives.

✔ **GATHER, ANALYZE AND RESPOND TO STOCKHOLDER FEEDBACK ON OUR COMPENSATION STRUCTURE**

We annually ask stockholders to vote on an advisory basis to approve our executive compensation (say-on-pay) and are highly responsive to stockholders. Following our disappointing 2019 say-on-pay result, executive compensation was a key topic of engagement during 2019.

✔ **LIMIT PERFORMANCE UNIT PAYOUTS**

Performance unit award payouts are capped at 200%, and we prohibit maximum performance unit award payout in the event of a negative total shareholder return. Beginning with the performance unit awards granted in 2020, we cap payout at 100% in the event of a negative absolute total shareholder return.

✔ **UTILIZE AN INDEPENDENT COMPENSATION CONSULTANT**

The Compensation Committee retained a new independent executive compensation consultant in 2019.

✔ **BENCHMARK COMPENSATION AGAINST A REPRESENTATIVE & RELEVANT PEER GROUP**

With the assistance of our independent compensation consultant, we annually benchmark our compensation structure against a compensation peer group. We annually review the peer group to consider additions and removals based on multiple factors, including revenue, EBITDA, total debt, operating cash flow, market capitalization, enterprise value and total shareholder return.

✔ **PERFORM AN ANNUAL REVIEW OF COMPENSATION STRUCTURE**

The Compensation Committee performs an annual risk assessment to confirm our compensation structure does not encourage unnecessary risk taking

✔ **MAINTAIN ROBUST EQUITY OWNERSHIP GUIDELINES FOR EXECUTIVES AND BOARD OF DIRECTORS**

Our Corporate Governance Guidelines require executives to own stock and/or have an interest in restricted stock units valued at a multiple of base salary and directors to own $400,000 worth of Company stock.

Stock Ownership Requirements

	Multiple of Base Salary
CEO	5x
Senior Vice Presidents	2x
Vice Presidents	1x
Directors	$400,000

2019 Compensation Program

The following chart summarizes the principal components of our 2019 executive compensation program and the alignment of that compensation with stockholder interests:

Compensation Element		Overview	Key Performance Metrics
Fixed Compensation	**Base Salary**	Paid throughout the year to attract and retain executives and provide a fixed level of cash compensation for services performed.	• Benchmarked against our peer group and adjusted for responsibilities, experience, performance and potential.
Variable Compensation	**Short-Term Incentive Program**[1]	Awarded annually based on objective performance metrics (weighted 70%) and the Compensation Committee's subjective assessment of our overall strategic performance (weighted 30%) to motivate and reward for reaching milestones and accomplishing goals during the previous year. **Range**: 0% - 200% of target, plus/minus individual adjustments	• Cash Flow Return on Average Capital Employed (**30%**) • Drilling Rate of Return (**30%**) • Oil Production (**25%**) • Proved Developed Oil Reserves (**15%**)
	Long-Term Incentive Program — **Restricted Stock Awards** (**50%**)	Granted annually in stock that vests ratably over a three-year period to provide a retention incentive and align with shareholder return.	• Stock Price
	Performance[2] **Unit Awards** (**50%**)	Granted annually at the beginning of a three-year performance period and paid out in cash or stock following the conclusion of the performance period based on objective performance metrics to provide incentive for reaching multi-year strategic goals and further align pay with stockholder interests. **Range**: 0% - 200% of target[3]	• Relative Three-Year Total Shareholder Return compared to peer group (**25%**) • Absolute Three-Year Total Shareholder Return (**25%**) • Three-Year Return On Average Capital Employed (**50%**)

(1) The STIP performance metrics are for the 2019 performance year and include changes adopted by the Board to better reflect the criteria important to our stockholders with an emphasis on return-based metrics. In 2018, the Laredo Board increased the weight given to the objective performance metrics in determining a STIP award to 70% from 60%.

(2) The LTIP performance unit awards' performance metrics described here apply to 2018 and 2019 grants and include changes adopted by the Board to add a focus on absolute shareholder return and return on average capital employed. For the performance metrics used to determine payout of performance unit awards prior to 2018, please see page 65.

(3) For 2019, we prohibited maximum performance unit award payout in the event of a negative absolute total shareholder return. Beginning with the performance unit awards granted in 2020, we cap payout at 100% in the event of a negative absolute total shareholder return.

Additionally, as an incentive and retention vehicle for our new CEO, we awarded him (i) a one-time new hire restricted stock award equal to $1,000,000, vesting in equal installments over a three-year period, (ii) a one-time grant of outperformance share units with the opportunity to earn up to 1,000,000 shares of Company stock and (iii) a one-time cash signing bonus of $1,250,000. For more details regarding this one-time market-based award to Mr. Pigott, please see page 62.



CORPORATE GOVERNANCE AND BOARD MATTERS

Proposal One: Election of Directors

The Company's Board of Directors is divided into three classes, designated Class I, Class II and Class III. Each class serves a staggered three-year term. As a result, typically approximately one-third of the director positions are subject to election at each annual meeting of stockholders. Our Board currently consists of ten members as follows:

CLASS I	CLASS II	CLASS III
With a term expiring in 2020	With a term expiring in 2021	With a term expiring in 2022
• William E. Albrecht	• James R. Levy	• Pamela S. Pierce
• Randy A. Foutch	• Dr. Myles W. Scoggins	• Frances Powell Hawes
• Dr. Craig M. Jarchow		
• Peter R. Kagan		
• Jason Pigott		
• Edmund P. Segner, III		

In accordance with good governance practices, newly appointed directors are placed in the class up for election at the next annual meeting. Because we had three new directors appointed since our last annual meeting, the number of directors up for election this year is larger than usual. To better balance our director classes, two director nominees will serve for less than three year terms.

As previously announced by the Company, Randy A. Foutch is not standing for re-election at the Annual Meeting. The Nominating and Corporate Governance Committee recommends, and the Board has nominated, five directors for re-election to the Board to serve until the applicable annual meeting of stockholders and thereafter until each of their successors is elected and qualified or his earlier resignation or removal. Peter R. Kagan, Jason Pigott and Dr. Craig M. Jarchow have been nominated to serve as Class I directors of the Company to hold office until the 2023 annual meeting. Edmund P. Segner, III has been nominated to serve as a Class II director of the Company to hold office until the 2021 annual meeting. William E. Albrecht has been nominated to serve as a Class III director of the Company to hold office until the 2022 annual meeting. After this Annual Meeting, assuming stockholders elect the five nominees of the Board, the Board of Directors going forward will be as follows:

CLASS I	CLASS II	CLASS III
With a term expiring in 2023	With a term expiring in 2021	With a term expiring in 2022
• Peter R. Kagan	• Edmund P. Segner, III	• William E. Albrecht
• Jason Pigott	• James R. Levy	• Pamela S. Pierce
• Dr. Craig M. Jarchow	• Dr. Myles W. Scoggins	• Frances Powell Hawes

The biographical information for director nominees and our other directors and the process for reviewing and selecting nominees is set forth below in the Director Qualifications section.

Assuming the presence of a quorum, each of the director nominees receiving affirmative votes ''FOR'' of a plurality of the shares voted at the Annual Meeting will be elected. Cumulative voting is not permitted in the election of directors. Unless otherwise instructed, the proxyholders will vote the proxies received by them for the five nominees.

Each of the nominated directors has consented to serve on the Board, and the Board of Directors has no reason to believe that any of its nominees will be unable or unwilling to serve if elected. If a nominee becomes unable or unwilling to accept nomination or election, either the number of the Company's directors will be reduced or the proxyholders will vote for the election of a substitute nominee that the Board of Directors recommends.



The Board of Directors unanimously recommends that stockholders vote FOR the election of each of William E. Albrecht, Dr. Craig M. Jarchow, Peter R. Kagan, Jason Pigott and Edmund P. Segner, III.

Director Qualifications

The Board seeks to recruit and nominate directors for election who will provide the Board with the necessary skills, backgrounds and experience to oversee the Company's policies and strategies and the management of the business by the CEO and other executive officers. The Nominating and Corporate Governance Committee reviews the composition of the Board and evaluates its effectiveness and regularly evaluates potential director candidates for appointment to the Board. For each director nominee, the Board considers, at a minimum, a candidate's judgment, experience, character, business acumen and independence from the Company. Additionally, the Board believes that its membership should reflect a diversity of experience, gender, race, ethnicity and age to help ensure that the Board serves the long-term interests of stockholders and fulfills its fundamental responsibility to promote the best interests of the Company. When evaluating the suitability of an incumbent director for re-election, the Board and Nominating and Corporate Governance Committee also consider the director's past performance, including attendance at meetings and contributions to the Board.

Recommendations of potential Board members can come from a variety of sources, including stockholders, management, directors and search firms. The Nominating and Corporate Governance Committee has retained Russell Reynolds, a third-party search firm, to assist in identifying and evaluating potential candidates for the Board. For more information on how stockholders can propose candidates to the Board, see the Identification of Director Candidates subsection of Communication with Directors. The Nominating and Corporate Governance Committee evaluates and interviews all potential candidates and recommends nominees to the Board. The full Board then votes to appoint a nominee by majority vote and recommends the nominee for election by stockholders at the next annual meeting of the stockholders.

The Board and the Nominating and Corporate Governance Committee also periodically review the size of the Board to ensure it is appropriate, consistent with our historical approach and in accordance with our Corporate Governance Guidelines.

Our current independent Board members range in age from 44 to 72, with two women members. Our Board also provides relative broad geographic diversity, with members residing in New York, Houston, Denver and points in between, and we believe we have a desirable mix of longer-tenured directors who possess a deep understanding of the Company and newer directors who bring fresh perspectives. Our current Board lacks diversity in terms of race and ethnicity, but has made improvements regarding gender diversity with the addition of Frances Powell Hawes in December 2018. The Board desires to address the lack of diversity on the basis of race or ethnicity in future recruiting.

BOARD COMPOSITION*



INDEPENDENT 89%	
DIVERSITY 22% WOMEN	
AGE RANGE 44 ▶ 72 YRS	
AVERAGE TENURE 6.67 YEARS	
AVERAGE AGE 59.67 YEARS	

* This information reflects the anticipated composition of the Board at the conclusion of the Annual Meeting, assuming stockholders elect all nominees to the Board. Age is calculated as of March 18, 2020.

The Board directors and candidates have broad-based experience in a variety of areas including upstream and midstream sectors of the oil and gas industry, oil and gas service providers, accounting, finance and sustainability.

Experience	William E. Albrecht	Dr. Craig M. Jarchow	Peter R. Kagan	James R. Levy	Pamela S. Pierce	Jason Pigott	Frances Powell Hawes	Dr. Myles W. Scoggins	Edmund P. Segner, III	# of Directors
Accounting & financial reporting							✔		✔	2/9
CEO or senior officer experience	✔	✔	✔	✔	✔	✔	✔	✔	✔	9/9
Compensation	✔		✔	✔	✔			✔	✔	6/9
Corporate governance	✔		✔	✔	✔	✔	✔	✔	✔	8/9
Environmental & sustainability	✔		✔	✔					✔	4/9
Exploration & production	✔	✔	✔	✔	✔	✔	✔	✔	✔	9/9
Finance		✔	✔	✔	✔	✔	✔	✔	✔	8/9
Midstream		✔	✔					✔	✔	4/9
Oil & gas service providers					✔		✔	✔		3/9
Public company board experience	✔		✔		✔	✔	✔	✔	✔	7/9
Gender Diversity					✔		✔			2/9

* Reflects the anticipated composition of the Board at the conclusion of the Annual Meeting, assuming stockholders elect all nominees to the Board.

Set forth below is biographical information as of March 18, 2020 for each director nominee and continuing director.

CLASS III DIRECTOR NOMINEE



NON-EXECUTIVE CHAIRMAN OF THE BOARD, CALIFORNIA RESOURCES CORPORATION

✔ INDEPENDENT
- Director since 2020
- Age 68

COMMITTEES
- Compensation
- Nominating & Corporate Governance

CURRENT PUBLIC COMPANY BOARDS
- California Resources Corporation
- Halliburton Company
- Valaris, plc

WILLIAM E. ALBRECHT

CAREER HIGHLIGHTS

California Resources Corporation
- Non-Executive Chairman of the Board, May 2016-Present
- Executive Chairman of the Board

Occidental Petroleum Corporation
- Vice President
- President, Oxy Oil & Gas, Americas
- President, Oxy Oil & Gas, USA

EOG Resources, Inc.
- Executive Officer

Tenneco Oil Company
- Petroleum Engineer

OTHER CURRENT DIRECTORSHIPS
- California Resources Corporation
- Halliburton Company (compensation and environmental, health & safety committees)
- Valaris, plc (compensation and nominating, governance & sustainability committees)

PRIOR DIRECTORSHIPS
- Rowan Companies, PLC

EDUCATION
- Board Leadership Fellow, National Association of Corporate Directors
- MS, University of Southern California
- BS, United States Military Academy

KEY QUALIFICATIONS AND EXPERIENCE

Mr. Albrecht has more than 39 years of experience in the domestic oil and gas industry. His engineering background provides him with the ability to fully comprehend, analyze and offer insights on the wide variety of technically challenging projects facing us as we develop our shale play assets. In addition, his service in a variety of executive positions for oil and gas companies and as a director for large public companies brings extensive managerial and operational experience of upstream assets to our Board. For these reasons, among others, we believe Mr. Albrecht is qualified to serve as a director.

CLASS I DIRECTOR NOMINEES



PRESIDENT, CEO AND DIRECTOR, CASTLETON RESOURCES, LLC

✔ INDEPENDENT
- Director since 2019
- Age 59

COMMITTEES
- Audit
- Compensation

DR. CRAIG M. JARCHOW

CAREER HIGHLIGHTS

Castleton Resources LLC
- President, Chief Executive Officer and Director (May 2017-present)

Castleton Commodities International
- President, Upstream

Pine Brook Road Partners
- Managing Director and Partner

First Reserve Corporation
- Director and Partner

Amoco Corporation
- Operational roles of increasing responsibility

Apache Corporation
- Operational roles of increasing responsibility

EDUCATION
- PhD, Geophysics, Stanford University
- MBA, MIT Sloan School of Management
- MS, Geophysics, Stanford University
- BA, Geology, University of Santa Barbara, California

KEY QUALIFICATIONS & EXPERIENCE

Dr. Jarchow has more than 25 years of industry experience serving in operational roles for oil and gas companies and investing in energy-focused businesses. His geology and geophysics background combined with his managerial experience building and leading a company aides us in the development of our assets and the acquisition of new properties. For these reasons, among others, we believe Dr. Jarchow is qualified to serve as a director.



MANAGING DIRECTOR, WARBURG PINCUS LLC AND PARTNER, WARBURG PINCUS & CO.

✔ INDEPENDENT

- Director since 2007
- Age 51

COMMITTEES

- Nominating and Corporate Governance

PETER R. KAGAN

CAREER HIGHLIGHTS

Warburg Pincus LLC

- Managing Director, leading the firm's investment activities in energy and natural resources, 1997 to Present
- Investment Management Group Member
- Environmental Social Governance Program Member
- Partner, Warburg Pincus & Co.

OTHER DIRECTORSHIPS

- Navitas Midstream Partners, LLC

OTHER CURRENT ENGAGEMENTS

- President's Council of Resources for the Future
- Milton Academy Board of Trustees
- StreetSquash

PRIOR DIRECTORSHIPS

- AAG Energy Holdings Ltd. (formerly Asian American Gas Ltd.)
- Antero Resources Corporation
- Antero Midstream Partners LP
- ATX Resources
- Brigham Minerals LLC
- Broad Oak Energy, Inc.
- Canbriam Energy, Inc.
- Hawkwood Energy, LLC
- Fairfield Energy, Ltd.
- MEG Energy Corp.
- Targa Resources Corp.
- Targa Resources Partners LP
- Lariat Petroleum, Inc.
- Latigo Petroleum, Inc.
- Venari Resources LLC

EDUCATION

- JD, University of Chicago
- MBA, University of Chicago
- BA, Harvard College

KEY QUALIFICATIONS AND EXPERIENCE

Mr. Kagan has significant experience with energy companies, both in the upstream and midstream sectors. Through his position with Warburg Pincus, Mr. Kagan has experienced the spectrum of investments in, and operations of, companies engaged in energy and natural resources. Mr. Kagan also bring a wealth of experience in capital markets activity. Additionally, we receive the benefit of Warburg Pincus' extensive involvement in ESG practices, including adherence to the Guidelines of Responsible Investment as established by the American Investment Council, and Warburg Pincus' internal establishment of its own ''Green Council'' to share best ESG practices among its portfolio companies. For these reasons, among others, we believe Mr. Kagan is qualified to serve as a director.



CHIEF EXECUTIVE OFFICER

- Director since May 2019
- Age 46

JASON PIGOTT

CAREER HIGHLIGHTS

Laredo Petroleum, Inc.

- President and Chief Executive Officer, October 2019 to present
- Director and President

Chesapeake Energy Corporation

- Executive Vice President—Operations and Technical Services
- Executive Vice President, Operations
- Senior Vice President, Operations

Anadarko Petroleum Corporation

- Reservoir Engineering Manager

OTHER CURRENT ENGAGEMENTS

- Several non-profit and industry boards

EDUCATION

- MBA, University of North Carolina
- BS, Petroleum Engineering, Texas A&M University

KEY QUALIFICATIONS AND EXPERIENCE

Mr. Pigott has more than 20 years of experience in the energy exploration and production industry, most recently serving as Executive Vice President—Operations and Technical Services for Chesapeake Energy where he led all drilling and completions operations, digital operations, supply chain and land efforts. Prior to joining Chesapeake in 2013, he was with Anadarko Petroleum for 14 years, serving in positions of increasing responsibility, focused primarily on onshore unconvential play development in the Eagle Ford Shale, Haynesville Shale, Delaware Basin and various tight-sand plays in East Texas. Mr. Pigott's extensive background in leading multidisciplinary operational and technical organizations, as well as experience contributing to executive-level strategic decisions, contributes significant value to our Board of Directors. For these reasons, among others, we believe Mr. Pigott is qualified to serve as director.

CLASS II DIRECTOR NOMINEE



PROFESSOR OF
ENGINEERING
MANAGEMENT, RICE
UNIVERSITY

✔ LEAD INDEPENDENT
   DIRECTOR

- Director since 2011
- Age 66

COMMITTEES

- Audit
- Compensation

**OTHER CURRENT PUBLIC
COMPANY BOARDS**

- Archrock, Inc.
- HighPoint Resources
  Corp.

EDMUND P. SEGNER, III

CAREER HIGHLIGHTS

Rice University

- Professor of Engineering Management, Department of Civil and Environmental Engineering, July 2006 to present

EOG Resources, Inc.

- President, Chief of Staff and Director
- Principal Financial Officer

OTHER CURRENT DIRECTORSHIPS

- Archrock, Inc. (audit committee)
- HighPoint Resources Corp. (formerly Bill Barrett Corp.) (audit, compensation and reserves and EHS committees)

OTHER CURRENT ENGAGEMENTS

- Several nonprofit organizations

PRIOR DIRECTORSHIPS

- Archrock Partners, L.P. (formerly Exterran Partners, L.P.)
- Midcoast Holdings, LLC, the general partner of Midcoast Energy Partners, L.P.
- Seahawk Drilling, Inc.

EDUCATION

- Certified Public Accountant
- MA, Economics, University of Houston
- BS, Civil Engineering, Rice University

KEY QUALIFICATIONS AND EXPERIENCE

Mr. Segner's service as President, Principal Financial Officer and director of publicly traded oil and gas exploration and development companies demonstrates a strong operational, financial, accounting and strategic background and enables him to provide our Board with valuable business, leadership and management experience and insights into many aspects of the operations of exploration and production. Mr. Segner also brings financial and accounting expertise to the Board, including through his experience in financing transactions for oil and gas companies, his background as a certified public accountant, his service as a Principal Financial Officer, his supervision of other principal financial officers and principal accounting officers and his service on the audit committees of other companies. For these reasons, among others, we believe Mr. Segner is qualified to service as a director.



The Board of Directors unanimously recommends that stockholders vote **FOR** the election of William E. Albrecht, Dr. Craig M. Jarchow, Peter R. Kagan, Jason Pigott and Edmund P. Segner, III, to the Board.

CONTINUING CLASS II DIRECTORS



MANAGING DIRECTOR, WARBURG PINCUS LLC

✔ INDEPENDENT
- Director since May 2007
- Age 44

COMMITTEES
- Compensation

OTHER CURRENT PUBLIC COMPANY BOARDS
- Brigham Minerals, Inc.

JAMES R. LEVY

CAREER HIGHLIGHTS

Warburg Pincus LLC
- Managing Director, Energy Group, 2006 to present

Kohlberg & Company
- Associate

Perella & Co.
- Analyst/Associate

OTHER CURRENT DIRECTORSHIPS
- ATX Energy Partners
- Brigham Minerals, Inc. (compensation and nominating and corporate governance committees)
- Chisholm Energy Holdings, LLC
- Citizen Energy Holdings, LLC
- Hawkwood Energy LLC
- Independence Resources Management LLC
- Ossidiana Energy Holdings, LLC
- Terra Energy Partners LLC

OTHER ENGAGEMENTS
- Prep for Prep

PRIOR DIRECTORSHIPS
- Antero Midstream GP, LP
- Antero Resources Corporation
- Broad Oak Energy, Inc.
- Black Swan Energy Ltd.
- EnStorage, Inc.
- Suniva, Inc

EDUCATION
- BA, History, Yale University

KEY QUALIFICATIONS AND EXPERIENCE

Mr. Levy has significant experience with various segments of the energy industry. As a result of Mr. Levy's service on the boards of various energy companies, he is able to share best practices not only in the industry, but also in all areas of corporate governance and management. In addition, as our youngest director, he is able to provide a generational point of view at times different than others on our Board. Finally, Mr. Levy's relationship with Warburg Pincus provides us with access to other programs and viewpoints, such as those related to the ESG area. For these reasons, among others, we believe Mr. Levy is qualified to serve as a director.



PRESIDENT EMERITUS, COLORADO SCHOOL OF MINES

✔ INDEPENDENT
- Director since May 2012
- Age 72

COMMITTEES
- Audit
- Compensation
- Nominating & Corporate Governance (Chair)

OTHER CURRENT PUBLIC COMPANY BOARDS
- QEP Resources, Inc.

DR. MYLES W. SCOGGINS

CAREER HIGHLIGHTS

Colorado School of Mines
- President Emeritus, July 2015 to Present
- 16th President

Exxon Mobil Corporation
- Executive Vice President, ExxonMobil Production Co.

Mobil Oil Corporation
- Senior executive positions in the upstream oil and gas business, including President, International Exploration & Production and Global Exploration and an officer and member of the executive committee

OTHER CURRENT DIRECTORSHIPS
- QEP Resources, Inc. (compensation and audit committees)

PRIOR DIRECTORSHIPS
- Cobalt International Energy, Inc.
- Trico Marine Services, Inc.
- Questar Corporation
- Venoco, Inc.

EDUCATION
- Ph.D., Petroleum Engineering, University of Tulsa

KEY QUALIFICATIONS AND EXPERIENCE

Dr. Scoggins has more than 50 year of experience in the oil and gas exploration and production industry. Dr. Scoggins' breadth of knowledge and experience, ranging from his engineering background to his extensive career as a member of senior management with large publicly traded companies (both domestically and internationally, off-shore and on-shore), provides him with unique and invaluable expertise in the upstream oil and gas business. Dr. Scoggins' experiences enable him to provide our Board with an abundance of observations applicable to our business, both from an operational and managerial perspective. For these reasons, among others, we believe Dr. Scoggins is qualified to serve as a director.

CONTINUING CLASS III DIRECTORS



PARTNER, ZTOWN INVESTMENTS, INC.

✔ INDEPENDENT
- Director since May 2007
- Age 65

COMMITTEES
- Audit
- Compensation (Chair)
- Nominating and Corporate Governance

OTHER CURRENT PUBLIC COMPANY BOARDS
- ShawCor Ltd.

PAMELA S. PIERCE

CAREER HIGHLIGHTS

Ztown Investments, Inc.
- Partner, 2005 to present

Huber Energy, LP (an operating company of J.M. Huber Corp.)
- President and Chief Executive Officer

Mirant Americas Energy Capital and Production Company
- President

Vastar Resources, Inc.
- Vice President of Business Development
- Offshore Business Unit Manager

ARCO Oil and Gas Company/ARCO Alaska
- Offshore Business Unit Manager
- Vice President of Safety, Health, Environmental and External Affairs
- Various positions of increasing responsibility, including Manager of Operations and Technical Services

OTHER CURRENT DIRECTORSHIPS
- Scientific Drilling International, Inc. (audit and compensation committees)
- ShawCor Ltd. (compensation and organization development committee)

OTHER CURRENT ENGAGEMENTS
- University of Oklahoma College of Engineering Board of Visitors

PRIOR DIRECTORSHIPS
- Michael Baker Corporation

EDUCATION
- Independent Petroleum Association of America's Executive Oil and Gas Course, Harvard College
- MBA, Corporate Finance, University of Dallas
- BS, Petroleum Engineering, University of Oklahoma

KEY QUALIFICATIONS AND EXPERIENCE

Ms. Pierce is a highly experienced business executive with extensive knowledge of the energy industry. She has experience in both the operational side of the industry, as well as the service sector, which is an important component affecting our operations. Her breadth of experiences in the industry allows her to bring a perspective on issues that may not be readily apparent to others. Her general business acumen enhances the Board of Directors' discussions on all matters affecting us, and her leadership insights contribute significantly to the Board of Directors' decision-making process. For these reasons, among others, we believe Ms. Pierce is qualified to serve as a director.



FORMER CHIEF FINANCIAL OFFICER, GRANT PRIDECO, INC.

✔ INDEPENDENT
- Director since December 2018
- Age 65

COMMITTEES
- Audit (Chair)
- Nominating and Corporate Governance

OTHER CURRENT PUBLIC COMPANY BOARDS
- Archrock, Inc.
- PGT Innovations, Inc.

FRANCES POWELL HAWES

CAREER HIGHLIGHTS

New Process Steel, L.P.
- Chief Financial Officer

American Electric Technologies, Inc.
- Senior Vice President and Chief Financial Officer

NCI Building Systems, Inc.
- Chief Financial Officer, Executive Vice President and Treasurer

Grant Prideco, Inc.
- Chief Financial Officer and Treasurer

Weatherford International Ltd.
- Various positions of increasing responsibility, including Chief Accounting Officer, Vice President, Accounting and Controller

OTHER CURRENT DIRECTORSHIPS
- Archrock Inc. (audit and nominating and corporate governance committees)
- PGT Innovations, Inc.

OTHER CURRENT ENGAGEMENTS
- Financial Executives International, Houston Chapter
- Houston Area Women's Center

PRIOR DIRECTORSHIPS
- Energen Corporation
- Express Energy Services, LLC

EDUCATION
- Texas-certified Public Accountant
- Strategic Financial Leadership Program in Executive Education, Dartmouth College
- Director Professionalism Course, National Association of Corporate Directors
- BBA, Accounting, University of Houston

KEY QUALIFICATIONS AND EXPERIENCE

Ms. Powell Hawes has over 20 years of experience as a financial advisor and chief financial officer for both public and privately held companies. She is a highly experienced director, chief financial officer and financial advisor with extensive knowledge of not only publicly traded energy companies, but also privately held companies in complementary markets. Her knowledge and management experience on the Audit Committee enhances the Board of Directors' decision-making process on all issues affecting the Company, and her strong accounting and leadership background contributes significantly to the Board's understanding of the Company's strategic opportunities. For these reasons, among others, we believe Ms. Powell Hawes is qualified to serve as a director.

CLASS I DIRECTOR NOT STANDING FOR RE-ELECTION IN MAY 2020



FOUNDER AND CHAIRMAN, LAREDO PETROLEUM, INC.

- Chairman since October 2006
- Age 68

CURRENT PUBLIC COMPANY BOARDS

- Helmerich & Payne, Inc.

RANDY A. FOUTCH

CAREER HIGHLIGHTS

Laredo Petroleum, Inc.

- Board Chairman, October 2006 to May 2020
- Founder, Chairman and CEO, October 2006 to October 2019
- Founder and President, October 2006 to July 2008

Latigo Petroleum, Inc.

- President and Chief Executive Officer

Lariat Petroleum, Inc.

- Founder and President

OTHER CURRENT POSITIONS

- National Petroleum Counsel
- Advisory Council of the Energy Institute at the University of Texas, Austin
- University of Tulsa Board of Trustees
- Several non profit and private industry boards

OTHER CURRENT DIRECTORSHIPS

- Helmerich & Payne, Inc. (human resources and nominating and corporate governance committees)

PRIOR DIRECTORSHIPS

- Cheniere Energy, Inc.
- Bill Barrett Corporation
- MacroSolve, Inc.

EDUCATION

- MS, Petroleum Engineering, University of Houston
- BS, Geology, University of Texas

KEY QUALIFICATIONS AND EXPERIENCE

Mr. Foutch has more than 34 years of experience in the oil and gas industry. He has been successful in founding and operating other oil and gas companies and has served as a director of various other companies in and associated with the oil and natural gas industry. Mr. Foutch's background provides a strong operational and strategic knowledge base and valuable business, leadership and management experience, providing insights into many aspects of the operations of exploration, production and transportation of oil and natural gas. Mr. Foutch also brings financial expertise to the Board of Directors, including his experience in capital markets transactions related to oil and natural gas companies. For these reasons, we believe Mr. Foutch is qualified to serve as a director.

Director Leadership

Mr. Foutch is Laredo's founder and was Laredo's Chairman and Chief Executive Officer from its inception until October 1, 2019 when Mr. Pigott took over as the CEO. Mr. Foutch has continued to serve as the Chairman of the Board since October 1, 2019 but is not standing for re-election at the 2020 Annual Meeting.

The Board has elected to continue separating the roles of Board Chair and CEO going forward. The Board has also committed to electing an independent director to serve as the new Board Chair. The Board believes separating the roles of Chair and CEO and making the Board Chair an independent director will provide further accountability by optimizing the Board's processes, ability to constructively challenge management and appropriately prioritize matters. The new independent chair will perform the following functions:

BOARD CHAIR RESPONSIBILITIES

✔ Propose a quarterly schedule of major Board discussions items	✔ Guide the Board's governance processes
✔ Approve the agenda, schedule and information sent to directors prior to Board meetings	✔ Oversee the Board's evaluations and CEO evaluation
✔ Chair all Board meetings	✔ Serve as liaison between CEO and independent directors
✔ Lead executive sessions of the Board without management present (unless invited)	✔ Advise the Nominating and Corporate Governance Committee in choosing Committee chairs and membership
✔ Call additional Board or independent director meetings	✔ Be available for direct communication with stockholders as appropriate

The Board believes that the decision as to who should serve as Board Chair and CEO is the proper responsibility of the Board, and the Board will continue to carefully consider whether to combine or separate the roles of Chair and CEO in the future. At the present time, the Board believes the interests of all stockholders are best served through a leadership model that separates the independent Board Chair and CEO position.

Director Independence

The Board has determined that each continuing director and director nominee, except Mr. Pigott, meets the standards of independence set forth in our Corporate Governance Guidelines and the NYSE Listed Company Manual.

INDEPENDENCE*



Our Chairman and our CEO

89%
Independent

• William E. Albrecht	• Frances Powell Hawes
• Dr. Craig M. Jarchow	• Dr. Myles W. Scoggins
• Peter R. Kagan	• Edmund P. Segner, III (Lead Independent Director)
• James R. Levy	
• Pamela S. Pierce	

* Reflects the anticipated composition of the Board at the conclusion of the Annual Meeting, assuming stockholders elect all nominees to the Board. Randy A. Foutch is not an independent director and is not standing for re-election at the Annual Meeting.

To make this determination, the Board considers all relevant facts and circumstances to determine whether, in the Board's opinion, a director has a material relationship with the Company either directly or as a partner, shareholder or officer of an organization that does business with the Company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.

INDEPENDENCE EVALUATION

✔	✔	✔	✔
Initial Assessment	Annual Questionnaire	Quarterly Affirmation	Ongoing Disclosure Requirements

Annually, each director must complete a questionnaire to disclose, among other things, information regarding ownership in the Company, compensation received from the Company (if any) and any relationship a director has either directly or indirectly through a family member or otherwise with certain Board or Company advisors or other companies with whom Laredo does business. Additionally, each director must disclose at each regularly scheduled Board meeting, and has an affirmative obligation to promptly inform the Company's General Counsel of, changes in circumstances or transactions or relationships that could impact his or her designation by the Board as independent.

During its assessment, the Board considered the following directorships and transactions for director independence in 2019:

Directors	Organization/ Individual	Relationship	Transaction	Amount for each of the last three years
Peter R. Kagan	Warburg Pincus, LLC	Managing Director	Stock Ownership	<33% of the Company's common stock
James R. Levy	Warburg Pincus, LLC	Managing Director	Stock Ownership	<33% of the Company's common stock
All Directors	Various charitable organizations	Director or Trustee	Charitable donations by Laredo	<1% of the Company's revenues

The Board concluded all of the above listed matters fall below the relevant thresholds for independence set forth in the NYSE Listed Company Manual and the Company's Corporate Governance Guidelines. Specifically regarding the stock ownership of Warburg Pincus, LLC, the Board concluded in accordance with the NYSE Listed Company Manual, which states, with respect to the independence of an individual director, ''the concern is independence from management'' and ''the Exchange does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding.''

Related-Party Transactions

The Laredo Board recognizes that transactions involving the Company and related parties present a heightened risk of conflicts of interest, and therefore, has adopted a Policy Statement Regarding Related Party Transactions (''Policy Statement''). The Policy Statement prohibits the Company from entering into a related party transaction unless (1) the Audit Committee approves such transaction in accordance with the Policy Statement; or (2) the transaction is approved by a majority of the disinterested directors of the Company.

A ''Related-Party Transaction'' is a transaction, arrangement or relationship in which the Company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest.

A ''Related Person'' means:

- any person who is, or at any time during the applicable period was, one of the Company's executive officers or one of its directors;

- any person who is known by the Company to be the beneficial owner of more than 5.0% of the Company's common stock;

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of the Company's common stock; and

- any entity in which any of the foregoing persons (i) has direct or indirect control, (ii) is a partner or principal or in a similar position, (iii) has a 10.0% or greater beneficial ownership interest or (iv) is employed if (a) the person is directly involved in the negotiation of the Related-Party Transaction or will share or have primary responsibility for such transaction or (b) the person's compensation from the entity is directly tied to such transaction.

The Audit Committee annually reviews and assesses the adequacy of this Policy Statement.

Procedures for Review, Approval and Ratification of Related-Party Transactions

In reviewing and approving any Related-Party Transaction, the Audit Committee shall:

- Satisfy itself that it has been fully informed as to the material facts of the Related Person's relationship and interest and as to the material facts of the proposed Related-Party Transaction;

- Take into account the extent of the Related Person's interest in the Related-Party Transaction; and

- Determine that the Related-Party Transaction is fair to the Company and that the Related-Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances.

At each Audit Committee meeting, management shall recommend any Related-Party Transactions, if applicable, to be entered into by the Company. After review, the Audit Committee shall approve or disapprove such transactions and at each subsequently scheduled meeting, management shall update the Audit Committee as to any material change to those proposed transactions. The Audit Committee shall establish such guidelines as it determines are necessary or appropriate for management to follow in its dealings with Related Persons in Related-Party Transactions. No member of the Audit Committee shall participate in the review or approval of any Related-Party Transaction with respect to which such member is a Related Person.

Each director is required to affirmatively disclose any changes in his or her related party status in accordance with a standing agenda item at each committee meeting and each meeting of the Board of Directors. If management becomes aware of a proposed Related-Party Transaction or an existing Related-Party Transaction that has not been pre-approved by the Audit Committee, management shall promptly notify the Chairman of the Audit Committee and such transactions shall be submitted to the Audit Committee for its review, consideration and determination of whether to approve or ratify, as applicable, such transaction if the Audit Committee determines it is fair to the Company. If management, in consultation with the Company's Chief Executive Officer or Chief Financial Officer, determines that it is not practicable to wait until the next Audit Committee meeting, the Chairman of the Audit Committee has the delegated authority during the period between Audit Committee meetings, to review, consider and determine whether any such transaction is fair to the Company and whether the transaction should be approved, or ratified, as the case may be. The Chairman of the Audit Committee shall report to the Audit Committee any transactions reviewed by her pursuant to this delegated authority at the next Audit Committee meeting.

Additional information relating to the Company's policies regarding Related-Party Transactions is set forth in the ''Policy Statement Regarding Related-Party Transactions'' that is posted on the Company's website at www.laredopetro.com.

Registration Rights

On December 20, 2011, in connection with the closing of its initial public offering, the Company entered into a registration rights agreement (the ''Registration Rights Agreement'') with affiliates of Warburg Pincus and the other former unitholders of Laredo LLC. Under the terms of the Registration Rights Agreement, Warburg Pincus is the only remaining holder of registration rights under the Registration Rights Agreement. The Registration Rights Agreement requires the Company to file, within 30 days of receipt of a demand notice issued by Warburg Pincus, a registration statement with the Securities and Exchange Commission (the ''SEC'') permitting the public offering of registrable securities. In addition, the Registration Rights Agreement grants Warburg Pincus the right to join the Company, or ''piggyback'', in certain circumstances, if the Company is selling its common stock in an offering at any time after its initial public offering. The Registration Rights Agreement also includes customary provisions dealing with indemnification, contribution and allocation of expenses.

Other Related-Party Transactions

On January 1, 2013, pursuant to a revised aircraft use policy adopted by our Board of Directors, we entered into a Non-Exclusive Aircraft Lease Agreement (as amended, the ''Aircraft Lease'') with Lariat Ranch, the aircraft owner and an entity controlled by Mr. Foutch, for a term of one year, automatically renewable for subsequent one-year terms subject to the parties' termination rights. The Aircraft Lease was amended effective January 1, 2014, effective January 1, 2015 and again effective July 1, 2018. Pursuant to the Aircraft Lease, we leased an airplane owned by Lariat Ranch at a rate of $3,361.02 per flight hour, subject to quarterly redetermination by the parties, and were also responsible for all operating costs associated with our use of the aircraft, including flight crew costs and airport charges. The amendment to the Aircraft Lease in 2018 increased the hourly rate to properly capture fuel surcharges. Laredo incurred approximately $142,055 in expenses for the year ended December 31, 2019 for business trips pursuant to this agreement. In connection with the Aircraft Lease, our Board of Directors adopted a revised aircraft use policy, which also covered our reimbursement of expenses related to flight training and certification of Mr. Foutch and other related expenses, that would otherwise have been paid by Lariat Ranch for use of Lariat Ranch's aircraft not directly related to Laredo's business, which are included under ''All other compensation,'' in our Summary Compensation Table.

The Company terminated the Aircraft Lease in 2019.

Director Compensation

To determine our director compensation, the Compensation Committee reviewed a market-based analysis and consulted with its independent compensation consultant, who performed a competitive review of outside director compensation paid by our peers, which also included consideration of the significant time commitment our Board provides to the Company. Based on this competitive review, among other things, the non-employee members of our Board of Directors received the below-described compensation in 2019, except for Randy A. Foutch, who transitioned from CEO and Chairman to Non-Executive Chairman effective October 1, 2019. Mr. Foutch has/will receive cash compensation of $250,000 paid pro rata quarterly through the Annual Meeting based on a rate of $375,000 annually, subject to Mr. Foutch remaining on the Board until the 2020 Annual Meeting. See the Summary Compensation Table for the total compensation received by Mr. Foutch in 2019.

Except for the compensation paid to Mr. Foutch for service as Non-Executive Chairman, compensation for non-employee directors has remained unchanged since June 1, 2017, and the Directors have made no change to the director compensation structure for 2020.

	Amount Paid	Terms of Payment
Retainer	$90,000	• Paid ratably following each regularly scheduled quarterly Board meeting.
Director Fees	$160,000	• Paid ratably following each regularly scheduled quarterly Board meeting. Previously paid annually following the board meeting that accompanied our annual meeting of stockholders for all periods prior to May 17, 2018.
Expense Reimbursement	Varies	• The Company reimburses non-employee directors for their expenses to attend board meetings.

All directors are entitled to receive up to 50% of their annual compensation in the form of cash (in part to provide the cash needed to pay taxes on stock awards that vest) assuming their individual stock ownership guidelines have been satisfied at the time of such election. Stock awards to our directors vest immediately. The Company's Omnibus Equity Incentive Plan prohibits granting a stock award to any individual in a given year of more than 1,435,000 shares, which also applies to our directors.

Directors are also permitted to participate in our Charitable Matching Gift Program, which provides a Company match for up to $1,000 in donations to an approved charity.

Directors who performed additional leadership roles, received the following compensation:

	Amount Paid	Terms of Payment
Audit Committee Chair	$20,000	Paid ratably following each regularly scheduled Board meeting.
Compensation Committee Chair	$20,000	Paid ratably following each regularly scheduled Board meeting.
Nominating and Corporate Governance Committee Chair	$15,000	Paid ratably following each regularly scheduled Board meeting.
Lead Independent Director	$30,000	Paid ratably following each regularly scheduled Board meeting.

Directors who are also employees of the Company do not receive any additional compensation for serving on our Board of Directors. Accordingly, see our Summary Compensation Table for the total compensation received by Jason Pigott in 2019.

The following table summarizes the compensation earned by our non-employee directors, except for the compensation paid for service as Non-Executive Chairman, for the fiscal year ended December 31, 2019.

Director compensation table for the year ended December 31, 2019

Name	Stock awards[1][2]	Fees earned paid in cash[2][3]	Total
Dr. Craig M. Jarchow	$ 45,917	$ 1	$ 45,918
Peter R. Kagan	$249,997	$ 3	$250,000
James R. Levy	$249,997	$ 3	$250,000
B.Z. (Bill) Parker[4]	$ 66,247	$ 3	$ 66,250
Pamela S. Pierce	$269,991	$ 9	$270,000
Frances Powell Hawes	$264,993	$ 7	$265,000
Dr. Myles W. Scoggins	$261,245	$ 5	$261,250
Edmund P. Segner, III	$159,997	$125,003	$285,000
Donald D. Wolf[4]	$ 62,499	$ 1	$ 62,500

(1)   The amounts reported represent the aggregate grant-date fair value of stock awards granted to Laredo's non-employee independent directors, based on the closing price of our common stock on the NYSE on the grant date, in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic 718.

(2)   The amounts reported are for compensation earned for services rendered for 2019, which include compensation earned for services rendered for the fourth quarter of 2019 that was paid during the first quarter of 2020.

(3)   The amounts reported represent either the value of fractional shares paid in cash to those directors electing to take stock awards in lieu of cash, or in the case of Mr. Segner his elections to receive the Retainer, Audit Committee Chair compensation and Lead Independent Director compensation in cash.

(4)   Messrs. Parker and Wolf served on the Board from January 1, 2019 through May 16, 2019.

Director Stock Ownership

Pursuant to our Corporate Governance Guidelines, directors have five years from their appointment date to reach the following stock ownership guidelines:

Position	Stock ownership requirement
Directors	$400,000 worth of company stock

Based on the highest closing price of our common stock since January 1, 2020 ($3.00), all of our directors satisfied the stock ownership guidelines with the exception of Mr. Albrecht, Dr. Jarchow and Ms. Powell Hawes, each of whom has five years from his/her appointment date to meet this requirement.

Director Oversight of Risk Management

The Board of Directors is elected by the stockholders to oversee management and to ensure that the long-term interests of the stockholders are being served. Our Board takes an enterprise-wide approach to risk management through written policies, regularly scheduled meetings, the formation of committees to oversee specific company objectives and solicitation of feedback from stockholders.

The Board of Directors believes that sound governance policies provide an important framework to assist it in fulfilling its duty to the Company's stockholders.

Governance Documents

Our governance documents listed below are all located on our website www.laredopetro.com under the Investor Relations Tab. The information on our website is not incorporated by reference or otherwise made a part of this Proxy Statement.

SECOND AMENDED AND RESTATED BYLAWS	CODE OF CONDUCT AND BUSINESS ETHICS	AUDIT COMMITTEE CHARTER	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER
CORPORATE GOVERNANCE GUIDELINES	CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS	COMPENSATION COMMITTEE CHARTER	POLICY STATEMENT REGARDING RELATED PARTY TRANSACTIONS

CODE OF CONDUCT AND BUSINESS ETHICS

The Board of Directors has adopted a Code of Conduct and Business Ethics applicable to our employees, directors and officers and a Code of Ethics for Senior Financial Officers, in accordance with applicable U.S. federal securities laws and the NYSE Listed Company Manual. Any waiver of these codes may be made only by our Board of Directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. A copy of the Code of Conduct and Business Ethics and Code of Ethics for Senior Financial Officers is available on our website at www.laredopetro.com. In accordance with good corporate governance practices, we periodically review and revise these documents as necessary.

CORPORATE GOVERNANCE GUIDELINES

The Company's Corporate Governance Guidelines are posted on our website at www.laredopetro.com and cover the following principal subjects:

I. Board of Directors Composition and Selection; Director Qualifications

- Board of Directors size
- Selection of members of the Board of Directors
- Determination of independence of directors

II. Board of Directors Meetings; Director Responsibilities

- Board of Directors meetings and agenda
- Access to management and advisers
- Executive sessions
- Director orientation and education
- Annual performance evaluations

- Selection of the Chairman
- Age limits
- Retirement
- Other directorships
- Change in status of directors
- Committees of the Board of Directors

- Succession planning
- Director compensation
- Stock ownership guidelines
- Stockholder communications with the Board of Directors
- Board of Directors communications with third parties

The NYSE has adopted rules that require listed companies to adopt governance guidelines covering certain matters. The Company believes that the Corporate Governance Guidelines comply with the NYSE Listed Company Manual. The Corporate Governance Guidelines are reviewed annually by the Nominating and Corporate Governance Committee, and any proposed additions to or amendments of the Corporate Governance Guidelines are presented to the Board of Directors for its approval.

Director Meetings & Executive Sessions

Our Corporate Governance Guidelines require that the Board of Directors hold at least four meetings each year, and that our independent directors meet in executive session regularly. Our Board of Directors held 13 meetings in 2019, and our independent directors met in executive session during 7 of those meetings. Each incumbent Director attended at least 75% of the aggregate total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board on which the Board member served in 2019.

				COMMITTEES		
	Board	Audit	Compensation	Nominating & Corporate Governance	Total
Meetings in 2019	13	10	8	5	36

Director Committees

The Board of Directors has three standing committees:

THE AUDIT COMMITTEE	THE COMPENSATION COMMITTEE	THE NOMINATING & CORPORATE GOVERNANCE COMMITTEE

The Board has adopted a charter to govern the specific function of each committee. Any potential changes to the committees' charters are considered at least once a year. Below is a description of the director membership on each committee as well as the specific tasks delegated to each committee.

Director	Independent	Class	COMMITTEES		
			Audit	Compensation	Nominating & Corporate Governance
William E. Albrecht*	✔	I		👤	👤
Randy A. Foutch** C		I			
Dr. Craig M. Jarchow*	✔	I	👤 FE	👤	
Peter R. Kagan	✔	I			👤
James R. Levy	✔	II		👤	
Pamela S. Pierce	✔	III	👤 FE	C	👤
Jason Pigott		I			
Frances Powell Hawes	✔	III	C FE		👤
Dr. Myles W. Scoggins	✔	II	👤 FE	👤	C
Edmund P. Segner, III	Ⓛ	I	👤 FE	👤	

C Chair 👤 Member FE Financial Expert Ⓛ Lead Independent Director

*   Appointed to respective committees in February 2020.

**   Mr. Foutch served as the Non-Executive Chairman from October 1, 2019 through the conclusion of the 2020 Annual Meeting.

AUDIT COMMITTEE

Meetings in 2019: 10

MEMBERS

- Frances Powell Hawes (Chair)
- Dr. Craig M. Jarchow (appointed in February 2020)
- B.Z. (Bill) Parker (retired in May 2019)
- Pamela S. Pierce
- Dr. Myles W. Scoggins
- Edmund P. Segner, III
- Donald D. Wolf (retired in May 2019)

CHARTER AND AUDIT COMMITTEE REPOT

The Audit Committee Charter is available on our website at www.laredopetro.com.

The Audit Committee Report is set forth beginning on page 45 of this Proxy Statement.

MEETINGS

The Audit Committee Charter requires that the Audit Committee meet as often as it determines necessary but at least four times each year. In 2019, the Audit Committee held ten meetings and nine executive sessions, either in person or by teleconference. The Audit Committee regularly meets in executive session with each of our external auditors and our internal audit manager.

PRIMARY RESPONSIBILITIES

- Engage and oversee the Company's independent registered public accounting firm (taking into account the vote on stockholder ratification) and consider the independence, qualifications and performance of the independent registered public accounting firm.
- Approve all audit and permissible non-audit services to be performed by the independent registered public accounting firm.
- Review and evaluate the performance of the lead audit partner of the independent registered public accounting firm and periodically consider whether there should be a rotation of the independent registered public accounting firm.
- Oversee the quality and integrity of Laredo's financial statements and its related accounting and financial reporting processes and internal control over financial reporting, and the audits of the Company's financial statements, including reviewing with management and the independent registered public accounting firm our annual audited and quarterly financial statements and other financial disclosures, including earnings releases.
- Review and approve the internal audit department's audit plan, staffing, budget and responsibilities.
- Review Laredo's compliance with legal and regulatory requirements, by reviewing and discussing the implementation and effectiveness of our compliance program.
- Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding: (a) accounting, internal accounting controls or auditing matters and other federal securities law matters and (b) confidential, anonymous submissions by employees of concerns regarding accounting or auditing matters or other federal securities law matters.
- Oversee and review the reserve report with the Company's independent reserve engineer.
- Review and discuss with management, policies and guidelines regarding risk assessment and management, major risk exposures and steps taken to monitor and control exposures.
- Review and provide oversight of all related person transactions.

FINANCIAL LITERACY OF AUDIT COMMITTEE AND DESIGNATION OF FINANCIAL EXPERTS

As a part of its annual self-assessment process, the Board of Directors evaluated each of the members of the Audit Committee for financial literacy and financial expertise in February 2020. The Board of Directors determined that each of the Audit Committee members is financially literate and qualifies as a financial expert as defined by the SEC.

AUDIT COMMITTEE INDEPENDENCE

Only independent directors serve on the Audit Committee. Members of the Audit Committee must also meet heightened standards for independence set forth by the SEC. Those standards require that a director not be an affiliate of the Company and that the director not receive from the Company, directly or indirectly, any consulting, advisory or other compensatory fees except for fees paid for services as a director. In connection with its assessment of the independence of each director pursuant to the NYSE Listed Company Manual, the Board of Directors also determined that each of the Audit Committee members met the additional independence standards of the SEC applicable to members of the Audit Committee.

No Audit Committee member concurrently serves on the audit committee of more than two other public companies.





COMPENSATION COMMITTEE

Meetings in 2019: 8

MEMBERS

- Pamela S. Pierce (Chair)
- William E. Albrecht (appointed in February 2020)
- Dr. Craig M. Jarchow (appointed in February 2020)
- James R. Levy
- Dr. Myles W. Scoggins
- Edmund P. Segner, III
- Donald D. Wolf (retired in May 2019)

CHARTER AND COMMITTEE REPORT

The Compensation Committee Charter is available on our website at www.laredopetro.com.

The Compensation Committee Report is set forth beginning on page 82.

MEETINGS

The Compensation Committee Charter requires that the Compensation Committee meet as often as it determines necessary but at least once each year. In 2019, the Compensation Committee held eight meetings and seven executive sessions either in person or by teleconference.

PRIMARY RESPONSIBILITIES

- In consultation with management, establish the Company's general compensation philosophy and objectives.
- Review and approve the Company's goals and objectives relevant to the compensation of the Chief Executive Officer, annually evaluate the Chief Executive Officer's performance in light of those goals and objectives and, based on this evaluation, recommend to the Board the Chief Executive Officer's compensation level, including salary, bonus, incentive and equity compensation.
- Make recommendations to the Board of Directors with respect to compensation for named executive officers and other officers.
- Make recommendations to the Board of Directors with respect to all employment compensation matters, severance arrangements, change in control provisions and agreements and any special supplemental benefits applicable to the Company's executive officers.
- Review and make recommendations to the Board of Directors with respect to incentive compensation and equity-based plans.
- Review the disclosures in the Compensation Discussion and Analysis of the Company's Proxy Statement.
- Administer the Company's equity-based compensation plans, including the grant of performance unit awards and other equity awards under such plans.
- Review and make recommendations to the Board of Directors with respect to director compensation.

COMPENSATION COMMITTEE INDEPENDENCE

Only independent directors serve on the Compensation Committee. Members of the Compensation Committee must meet heightened standards for independence set forth by the NYSE Listed Company Manual. Those standards require that the Board consider (1) each director's sources of compensation, including any consulting, advisory or other compensatory fees paid by the Company, and (2) whether a director is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company. In connection with its assessment of the independence of each director, the Board of Directors also determined that all committee members met the additional independence standards of the NYSE applicable to members of the Compensation Committee. Each member of the Compensation Committee meets the definition of ''Non-Employee Director'' included in Section 16 of the Exchange Act.



COMPENSATION COMMITTEE INDEPENDENCE

Independent

100%

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee has been at any time an employee of Laredo. None of the Company's executive officers serve on the Board of Directors or compensation committee of a company that has an executive officer that serves on the Company's Board of Directors or Compensation Committee. No member of the Company's Board of Directors is an executive officer of a company in which one of the Company's executive officers serves as a member of the board of directors or compensation committee of that company.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	Meetings in 2019: 5

MEMBERS

- Dr. Myles W. Scoggins (Chair)
- William E. Albrecht (appointed in February 2020)
- Peter R. Kagan
- B.Z. (Bill) Parker (retired in May 2019)
- Pamela S. Pierce
- Frances Powell Hawes
- Donald D. Wolf (retired in May 2019)

CHARTER

The Nominating and Corporate Governance Committee Charter is available on our website at www.laredopetro.com.

MEETINGS

The Nominating and Corporate Governance Committee Charter requires that the Nominating and Corporate Governance Committee meet as often as it determines necessary but at least once each year. In 2019, the Nominating and Corporate Governance Committee held five meetings and two executive sessions either in person or by teleconference.

PRIMARY RESPONSIBILITIES

- Identify, evaluate and recommend qualified nominees to serve on the Company's Board of Directors.
- Develop and recommend corporate governance guidelines for the Company.
- Conduct an annual assessment of the qualifications and performance of the Board and each of the directors.
- Periodically review and make recommendations regarding the composition and size of the Board.
- Periodically review and make recommendations regarding the composition, size, purpose, structure, operations and charter of each of the Board's committees, including the creation of additional committees or elimination of existing committees.
- Recommend committee assignments for directors.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE INDEPENDENCE

Only independent directors serve on the Nominating and Corporate Governance Committee. In connection with its assessment of the independence of each director, the Board determined that all members met the general independence standards of the Company's Corporate Governance Guidelines and NYSE Listed Company Manual.



NOMINATING AND CORPORATE GOVERNANCE COMMITTEE INDEPENDENCE

Independent

100%

Communications with Directors

Stockholders or other interested parties can contact any director, any committee of the Board of Directors, or the Company's non-management directors as a group, by writing to them in care of the Corporate Secretary at the following address:

Laredo Petroleum, Inc.,
c/o Corporate Secretary,
15 W. Sixth Street,
Suite 900,
Tulsa, Oklahoma 74119.

Comments or complaints relating to the Company's accounting, internal accounting controls or auditing matters will also be referred to members of the Audit Committee. All such communications will be forwarded to the appropriate member(s) of the Board of Directors.

ATTENDANCE AT ANNUAL MEETINGS

All directors attend the annual meetings of stockholders, if practicable. All of our incumbent directors attended our last annual meeting. We anticipate that all of our directors will attend the Annual Meeting.

IDENTIFICATION OF DIRECTOR CANDIDATES

Directors may be nominated by the Board of Directors or by stockholders in accordance with the bylaws of the Company. The Nominating and Corporate Governance Committee will review all nominees for the Board of Directors, including proposed nominees of stockholders, in accordance with its charter. For more information on the factors considered by the Board in evalvating a potential candidate, see the Director Qualification section.

The Board of Directors and Nominating and Corporate Governance Committee will consider any nominee recommended by stockholders for election at the annual meeting of stockholders to be held in 2021 if that nomination is submitted in writing, between January 15, 2021 and February 15, 2021, or in the event the Company's 2021 annual meeting of stockholders is advanced or delayed more than 30 days from the date of the Annual Meeting, not later than the later of (i) the 90th day before the 2021 annual meeting or (ii) the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Company. In the event that the number of directors to be elected to the board of directors is increased and there has been no public announcement naming all of the nominees for director or indicating the increase made by the Company at least 10 days before the last day a stockholder may deliver a notice of nomination in accordance with the preceding sentence, a stockholder's notice will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Corporate Secretary at the principal executive offices of the Company not later than the close of business on the 10th day following the day on which such public announcement is first made by the Company.

As set forth in the Company's bylaws, with respect to each such nominee, the following information must be provided to the Company with the written nomination:

a) the nominee's name, address and age;

b) the nominee's written consent to serve as a director if elected;

c) the name and address of the nominating stockholder;

d) the number of shares of each class and series of stock of the Company held by the nominating stockholder; and

e) all other information required to be disclosed pursuant to Regulation 14A of the Exchange Act.

Each submission must also include a statement of the qualifications of the nominee, a notarized consent signed by the nominee evidencing a willingness to serve as a director, if elected, and a written representation and agreement that such person (i) is not and will not become a party to any voting agreement or compensation agreement that has not been disclosed to the Company or that could limit or interfere with the nominee's ability to comply with his or her fiduciary duties under applicable law and (ii) will comply with all of the Company's applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines.

Written requests for inclusion of any stockholder proposal should be addressed to the above-listed address.

The Company suggests that any such proposal be sent by certified mail, return receipt requested.

Environmental, Social and Governance Responsibility

ENVIRONMENTAL

Laredo is a responsible operator of all of its properties and takes great pride in its environmental stewardship. We take a comprehensive, holistic approach to managing and minimizing our impact to the water, land and air around us through facility design, technological advancements and data management. Laredo designs each new drilling site or other facility to not only maximize our efficiency but to also prevent and contain any releases or emissions. This includes incorporating technology that allows us to drill horizontal wells, which decreases the number of wells we drill, and creating multi-well drilling pads, which minimizes our footprint on the surface. Each of our drilling, completion, production and water management teams have developed standard operating procedures, which apply not only to Company employees but also to Company contractors. Despite our belief that our procedures are among the best in our industry, we are continually searching for ways to improve and automate where possible. We utilize internet-based reporting and monitoring systems for real-time communication of any issues, conduct regular inspections of our facilities and periodically audit our processes. Each team reviews incident reports at least weekly to continually challenge ourselves to improve our procedures and prevent future incidents. Below is a brief summary of our efforts. Laredo has committed to the publication of a more fulsome sustainability report within the next year to describe in greater detail our efforts to operate sustainably. Additionally, the Board receives an update on any environmental or safety incidents that occur at each regularly scheduled quarterly Board meeting.

Stewardship of Water

Laredo owns and operates three centralized water recycling facilities with a total recycling capacity of 54,000 barrels of water per day. In 2019, Laredo recycled 10.1 million barrels of water or 34% of the total water we produced. Our frac operations utilize the recycled water in place of fresh water whenever possible. In 2019, we utilized 11.5 million barrels of recycled water in our completions.

Additionally, the Company owns and operates 109 miles of water pipelines. We use a portion of the lines to gather flowback and produced water from our leases to take to our recycling facilities or other disposal sites and a portion to deliver recycled water to our completion sites for reuse. In 2019, Laredo gathered 23.5 million barrels of water or 79% of water produced from our operations. By not trucking this water from our leases, we eliminated more than 188,000 truckloads from our leases.

109	**54,000**	**11.5 million**
miles of water gathering & distribution pipelines	barrels of water per day recycling capacity	barrels of recycled water utilized in completions

Some of our best practices relating to water usage include the following:

WATER-RELATED BEST PRACTICES

✔ Committing to recycle and reuse water for our frac operations.	✔ Transporting water through pipelines where possible either by building them or contracting with third-party gatherers.	✔ Vetting and regularly monitoring all contract water haulers for compliance with industry standards for water transportation.	✔ Utilizing Supervisory Control and Data Acquisition ("SCADA") to gather and analyze real time data for all tanks that contain produced water and to alert employees of issues with the levels.	✔ Complying with Texas Railroad Commission ("RRC") regulations to protect fresh water by cementing wells to certain depth as determined by the RRC Water Board.	✔ Recycling camp gray water at each drilling site.

Stewardship of Land

Laredo owns and operates 61 miles of crude oil gathering pipelines connected to certain Laredo operated wells and contracts with several third-party crude oil gatherers. In 2019, 12.5 million barrels of oil or 88% of the total crude oil produced by Laredo was gathered from our leases as opposed to trucked from our leases, which eliminated more than 69,250 truckloads from our leases.

61 miles of crude oil gathering pipelines	**88%** of crude oil produced transported via pipeline	**141** miles of natural gas gathering pipelines

Some our best practices relating to land stewardship include the following:

LAND-RELATED BEST PRACTICES

✔ Transporting water or crude oil through pipelines where possible either by building them or contracting with third-party gatherers.	✔ Constructing tank batteries and intermediate pads utilizing impermeable secondary containment systems to capture and recover any fluids, including protected water or crude oil releases.	✔ Conducting bi-annual tank battery inspections.	✔ Vetting and regularly monitoring all contractors for compliance with industry standards and Company standard operating procedures.	✔ Utilizing SCADA to gather and analyze real time data for all tanks that contain produced water or crude oil and to alert employees of issues with the levels.
✔ Tracking and proper disposal for all waste generated from our operations.	✔ Transparent reporting of all frac fluids in accordance with regulations.	✔ Promptly identifying and remediating all releases.	✔ Reviewing all releases bi-weekly with supervisory/management personnel and Environmental, Health and Safety ("EH&S") specialists.	✔ Creating root cause analysis reports that identify the cause behind a release, lessons learned and mitigation strategy for any release requiring regulatory reporting.	✔ Conducting an environmental site assessment as part of our due diligence before acquiring new properties.

Stewardship of Air

Laredo contracts with various purchasers to give us multiple paths of flow for our gas in case any one takeaway point is down. In 2019, we offloaded from our gathering system to secondary markets over 2.4 billion cubic feet of gas that the Company would have otherwise been forced to flare. Additionally, the Company uses vapor recovery units (''VRUs'') at all facilities where the production exceeds 50 barrels of oil per day. Flares and combustors are typically also located at those same facilities to allow us to burn gas if there is a problem downstream that prohibits us from sending gas to the pipeline.

> 2.4 billion cubic feet	146	<2%
of gas sold v. flared due to contingent marketing arrangements	VRUs employed at our sites	of gas flared from the field

Some of our best practices relating to air stewardship include the following:

AIR-RELATED BEST PRACTICES

✔ Negotiating contracts with multiple purchasers to avoid any back up on our system.	✔ Installing VRUs and flares/ combustors at our facilities.	✔ Utilizing floating roof tanks or gas blankets systems at our crude stations to minimize emissions.	✔ Employing a closed loop or sealed frac tank system to prevent venting during the interim period where a well is flowing back but has not yet been connected to our central facilities.	✔ Integrating drilling rigs, frac fleets and frac pumps with newer technology that can reduce emissions.
✔ Evaluating alternative power sources for our drilling rigs including electric substations, gas powered turbines and dual fuel rigs.	✔ Regularly inspecting facilities with a Forward Looking Infrared Radar camera to identify venting and gas leaks. Scheduling emissions testing for our compressors and engines in accordance with applicable regulations.	✔ Reporting green house gas emissions through the US Environmental Protection Agency's Greenhouse Gas Reporting Program.	✔ Providing multiple reporting structures, including volumetric and field commentary, to describe why we are flaring at any given location to assist in promptly managing any issue followed up by monthly air quality meetings and mandatory air quality management training.	✔ Reviewing daily venting and flaring reports.

SOCIAL

Safety First

Safety is a core part of Laredo's culture, and we pride ourselves on our commitment to conduct all operations in a safe manner. From February 1, 2018 until March 18, 2020, Laredo had only one employee recordable incident as defined by the Occupational Safety and Health Administration.

SAFETY-RELATED BEST PRACTICES

✔ Requiring all new field employees to complete both third-party and internal training programs prior to beginning field operations.	✔ Creating standard operating procedures to reduce incidents.	✔ Conducting monthly safety meetings on relevant topics pertaining to safe operations.	✔ Conducting safety meetings before each work shift with everyone on drilling and completion locations and conducting additional meetings as needed if any deviations from standard operating procedures are anticipated.	✔ Conducting regular hazard hunts on locations to identify and correct any safety deficiencies.	✔ Robust hydrogen sulfide ("H2S") management and training, including installation of detectors and alarms on drilling rigs.	✔ Rotating head and gas buster/ flare systems in areas of expected shallow gas and/or H2S.
✔ Hiring a third party to inspect rigs on a bi-annual basis and conducting pre-spud inspections with the contract rig manager.	✔ Maintaining a robust "Stop Work" culture to empower employees and contractors to Stop Work at any time they feel conditions may pose a danger to the health, safety or security of personnel or may result in a release.	✔ Utilizing a third party to confirm the regulatory compliance and safety performance for all contractors that operate or are present at our field locations.	✔ Maintaining an internal reporting process for all incidents and near miss events that is monitored to ensure responsive and corrective actions are taken.	✔ Reviewing significant incidents on each drilling rig and construction site as needed.	✔ Conducting a root cause analysis process for all recordable injuries, high-potential near-miss/Stop Work Authority events to identify the causal factors, lessons learned and remedial actions to be taken.	

Diversity, Inclusion, Training and Development

Laredo invests in a variety of leadership and other developmental programs. Laredo also maintains robust anti-harassment policies, and, every two years, we conduct anti-harassment training for the entire workforce.

We believe that a diverse workforce will help our organization better accomplish our mission. To increase our hiring of traditionally underrepresented personnel and women, Laredo proactively sources open positions on job sites specifically focused on diversity. This allows us to gain candidates from underrepresented talent pools to help fill our positions.

In 2019, 26% of our workforce was diverse on the basis of race or ethnicity, and almost 29% was diverse on the basis of gender. Veterans of the U.S. Military accounted for nearly 5% of our workforce. 29% of our management team at the title level of director or higher were women and 12% were diverse on the basis of race or ethnicity.

Laredo was recognized by the 2019 National Conversation on Board Diversity for its Board gender diversity.

Community

Laredo strives to be a good corporate citizen by actively seeking opportunities to contribute to the communities in which it operates and by supporting its employees' endeavors to do the same. Below are a few highlights to reflect how Laredo accomplishes this goal.

- Laredo sponsors a Charitable Matching Gift Program to match donations of up to $1,000 per employee per year to a non-profit organization of his or her choice. In 2019, Laredo and its employees donated $16,497.90 to charitable programs.

- In 2019, Laredo hosted its first annual Charitable Giving Campaign, which included a dollar-for-dollar Company match of all employee donations, resulting in a total donation of more than $130,000 to local charitable organizations. The Charitable Giving Campaign was in addition to the money donated through the Charitable Matching Gift Program.

- In 2019, Laredo launched a new policy to allocate full-time employees up to eight hours of paid time off, annually, to allow them to participate in volunteer programs of their choice.

- Laredo also participates in the Warburg Pincus volunteer week, in which Laredo employees dedicate time and effort to the American Heart Association and Habitat for Humanity Retail Store in Tulsa, Oklahoma; Meals-on-Wheels in Midland, Texas and the Concho Valley Home for Girls and Children's Emergency Center in the Garden City, Texas area.

GOVERNANCE

The Board of Directors is elected by the stockholders to oversee management and to ensure that the long-term interests of stockholders are being served. Our Board takes an enterprise-wide approach to risk management through written policies, regularly scheduled meetings, the formation of committees to oversee specific company objectives and the solicitation of feedback from stockholders.

Our governance documents listed below are all located on our website www.laredopetro.com under the Investor Relations Tab. The information on our website is not incorporated by reference or otherwise made a part of this Proxy Statement.

SECOND AMENDED AND RESTATED BYLAWS	CODE OF CONDUCT AND BUSINESS ETHICS	AUDIT COMMITTEE CHARTER	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER
CORPORATE GOVERNANCE GUIDELINES	CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS	COMPENSATION COMMITTEE CHARTER	POLICY STATEMENT REGARDING RELATED PARTY TRANSACTIONS

The Board has developed strong practices that it follows in performing its oversight function.

Governance Highlights

✔ Active Board oversight of the Company's strategy and risk management

✔ Corporate culture of integrity

✔ Annual review of corporate governance documents including Board Committee charters

✔ Prohibition on pledging, hedging, short sales and derivate transactions by directors or employees

✔ Require directors to own an aggregate of $400,000 worth of stock

✔ No director overboarding by serving on more than 4 other public company boards

✔ Engagement with stockholders to solicit feedback on a wide variety of issues

✔ Commitment to sustainability

✔ No excessive perquisites

Independent Oversight

✔ 8 of 10 current directors are independent

✔ Separate Independent Board Chair and CEO in 2020

✔ Each Board committee only has independent director members

✔ The Board and its Committees conduct regular executive sessions without management

✔ Independent auditor and independent compensation consultant

Robust Refreshment

✔ Comprehensive, ongoing Board succession planning process with a focus on diversity (new female director appointed in 2018)

✔ Mandatory retirement age of 75

✔ Annual Board and Board Committee self-assessments and review of Board leadership structure

We have established an independently managed, toll-free Ethics Reporting Hotline, where individuals may report complaints regarding accounting, internal controls or auditing matters, on an anonymous and confidential basis.

1-844-732-6240
www.MyComplianceReport.com

- Our 2020 Proxy Statement and 2019 Annual Report are available online at http://materials.proxyvote.com/516806

- Our governance documents and Ethics Reporting Hotline are available at http://investor.laredopetro.com/corporate-governance/highlights

Proposal Two: Ratification of Selection of Independent Registered Public Accountant

The Audit Committee of the Board of Directors has selected Grant Thornton LLP (''GT'') as the independent registered public accounting firm of the Company for the fiscal year beginning January 2020. The Board of Directors is providing stockholders the opportunity to vote to ratify the appointment of GT. The submission of this matter for approval by stockholders is not legally required, but the Board of Directors and the Audit Committee believe the submission provides an opportunity for stockholders through their vote to communicate with the Board of Directors and the Audit Committee about an important aspect of corporate governance. If the stockholders do not ratify the selection of GT the Audit Committee will reconsider the selection of that firm as the Company's auditors but will be under no obligation to appoint a new public accounting firm.

The Audit Committee has the sole authority and responsibility to retain, evaluate and replace the Company's independent registered public accountant. As part of this oversight, the Audit Committee has established general best practices to ensure the auditor's qualifications, independence and performance, including the following:

AUDIT COMMITTEE BEST PRACTICES

✔	✔	✔	✔	✔	✔
Limits or prohibitions on non-audit services.	Audit partner rotation every five years.	Audit Committee approval of every audit partner.	Regular meetings with the Audit Committee.	Regular executive sessions with the Audit Committee without management present.	Annual evaluation of independent registered public accounting firm by the Audit Committee.

During 2019, the Audit Committee conducted its annual evaluation of the Company's independent registered public accounting firm, reviewing the work performed and the experience and qualifications of the team members. The Audit Committee also elected to solicit bids from other registered public accounting firms. Upon conclusion of the evaluation and bid process, the Audit Committee elected to re-appoint GT as the independent registered public accounting firm to audit our financial statements for the fiscal year beginning January 1, 2020. GT was our independent auditor for the 2019 fiscal year and has audited Laredo's consolidated financial statements since its inception in 2007. The Audit Committee and the Board of Directors believe that continuing to engage GT is in the best interest of the Company and its stockholders. GT is already familiar with the Company, which avoids fees that would be included for the additional time and costs that would be necessary in onboarding or educating a new independent registered public accounting firm.

The Company expects that one or more representatives of GT will be present at the Annual Meeting. The representative(s) will have an opportunity to respond to appropriate questions and to make a statement if desired.

The stockholders' ratification of the appointment of Grant Thornton LLP does not limit the authority of the Audit Committee to change auditors at any time.



The Board of Directors unanimously recommends that stockholders vote FOR the appointment of Grant Thornton, LLP as the Company's independent registered public accounting firm for the fiscal year 2020.

Audit Services

GT's audit services for the fiscal year of 2019 included auditing our consolidated financial statements, auditing the the effectiveness of our internal control over financial reporting and services related to periodic filings made with the SEC. The Company anticipates GT will perform similar services for the fiscal year 2020.

The Audit Committee Charter and its pre-approval policy require that the Audit Committee review and pre-approve the plan and scope of GT's audit and tax services. Laredo's Audit Committee pre-approved 100% of the services included in ''Audit fees'' and ''Tax fees'' presented in the table below.

Audit and Other Fees

GT's fees for professional services are as follows:

	2019	2018
Audit fees[1]	$630,000	$585,000
Tax fees[2]	19,250	17,500
Total	$649,250	$602,500

(1) Audit fees represent fees for professional services provided in connection with: (a) the annual audit of Laredo's consolidated financial statements; (b) the review of Laredo's quarterly consolidated financial statements; and (c) the review of Laredo's other filings with the SEC, including review and preparation of registration statements, comfort letters, consents and research necessary to comply with generally accepted auditing standards for the years ended December 31, 2019 and 2018.

(2) Tax fees represent review of Laredo's tax return and consultation on tax matters incurred during the years ended December 31, 2019 and 2018.

Audit Committee Report

The Company has determined (i) that all current or former Audit Committee members in 2019 and 2020 are independent as defined in Section 10A of the Exchange Act and pursuant to the NYSE Listed Company Manual; and (ii) all current or former Audit Committee members in 2019 and 2020 are financially literate and qualify as financial experts pursuant to the Exchange Act.

During the last fiscal year, and earlier this year in preparation for the filing with the SEC of the Company's Annual Report on Form 10-K for the year ended December 31, 2019, the Audit Committee:

- reviewed and discussed the Company's audited consolidated financial statements as of and for the year ended December 31, 2019 with management and with the independent registered public accountants;

- considered the adequacy of the Company's internal controls and the quality of its financial reporting, and discussed these matters with management and with GT, the independent registered public accountants;

- reviewed and discussed with the independent registered public accountants (i) their judgments as to the quality of the Company's accounting policies, (ii) the written disclosures and letter from the independent registered public accountants required by Public Company Accounting Oversight Board Independence Rules, and the independent registered public accountants' independence, and (iii) the matters required to be discussed by the Public Company Accounting Oversight Board's Auditing Standard No. 1301, Communications with Audit Committees;

- evaluated the process by which the Company's Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer make the certifications required by the SEC in connection with the filing with the SEC of the Company's periodic reports, including reports on Forms 10-K and 10-Q;

- pre-approved all auditing services and non-audit services to be performed for the Company by the independent registered public accountants as required by the applicable rules promulgated pursuant to the Exchange Act, considered whether the rendering of non-audit services was compatible with maintaining GT's independence, and concluded that GT's independence was not compromised by the provision of such services (details regarding the fees paid to GT in fiscal year 2018 and 2019 for audit services, tax services and all other services, are set forth in ''Audit and Other Fees'' above); and

- based on the reviews and discussions referred to above, recommended to the Board of Directors that the audited consolidated financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019.

As recommended by the NYSE's corporate governance rules, the Audit Committee also considered whether, to assure continuing auditor independence, it would be advisable to regularly rotate the audit firm itself. The Audit Committee has concluded that the current benefits to the Company from continued retention of GT warrant retaining the firm at this time. The Audit Committee will, however, continue to review this issue on an annual basis.

Notwithstanding the foregoing actions and the responsibilities set forth in the Audit Committee Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's consolidated financial statements are complete and accurate and in accordance with generally accepted accounting principles. Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. The independent registered public accountants are responsible for expressing an opinion on those financial statements. Audit Committee members are not employees of the Company or accountants or auditors by profession. Therefore, the Audit Committee has relied, without independent verification, on management's representation that the consolidated financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States and on the representations of the independent registered public accountants included in their report on the Company's consolidated financial statements.

The Audit Committee meets regularly with management and the independent auditors, including private discussions with the independent registered public accountants, and receives the communications described above. The Audit Committee has also established procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters. However, this oversight does not provide us with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our considerations and discussions with management and the independent registered public accountants do not assure that the Company's consolidated financial statements are presented in accordance with generally accepted accounting principles or that the audit of the Company's consolidated financial statements has been carried out in accordance with generally accepted auditing standards.

Audit Committee of the Board of Directors*

Frances Powell Hawes, Chair
Dr. Craig M. Jarchow (appointed in February 2020)
Pamela S. Pierce, Member
Dr. Myles W. Scoggins, Member
Edmund P. Segner, III, Member

*   B.Z. (Bill) Parker and Donald D. Wolf were members of the Audit Committee until the 2019 annual meeting.

The information contained in this Audit Committee Report and references in this Proxy Statement to the independence of the Audit Committee members shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates such information by reference in such filing.


Proposal Three: Advisory Vote on Compensation of Named Executive Officers

We are seeking stockholder approval on an advisory, non-binding basis of the compensation of our named executive officers as disclosed in the Executive Compensation Matters section of this Proxy Statement. In this proposal, stockholders are being asked to vote on the following advisory resolution:

> ''RESOLVED, that the stockholders approve, on an advisory basis, the compensation of our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the compensation tables and the other narrative executive compensation disclosure in the Proxy Statement for our 2020 Annual Meeting of Stockholders.''

To learn more about our compensation program, including our process for determining executive compensation, please see the Compensation Discussion & Analysis.

Although the vote is advisory and non-binding, our Board of Directors and Compensation Committee value the opinions that our stockholders express in their votes and will carefully consider the voting results in connection with their ongoing evaluation of our compensation program.

The affirmative ''FOR'' vote of a majority of the votes cast at the Annual Meeting is required to approve, on an advisory basis, the compensation of our named executive officers. Unless otherwise instructed on the proxy, properly executed proxies will be voted in favor of approving on an advisory, non-binding basis the compensation of our named executive officers.

 **The Board of Directors unanimously recommends that stockholders vote FOR the advisory resolution approving the compensation of our named executive officers.**

Compensation Discussion & Analysis

The following discussion and analysis contains statements regarding our named executive officers' past and future performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance.

CD&A TABLE OF CONTENTS

CD&A EXECUTIVE SUMMARY

As previously mentioned, 2019 was a transitional year for us. We engaged in a reduction in force in April 2019 that included a greater than 40% reduction at the Vice President and above level, restructured our management team and began executing on a new strategy to improve corporate profitability and acquire tier-one acreage in oily areas of the Permian-Midland Basin. As part of this restructuring, we hired a new CEO in May of 2019. As an incentive and retention vehicle, he received a one-time new hire restricted stock award, outperformance share unit award and cash signing award. The Compensation Committee, after consultation with its independent consultant, determined these awards were market-based and consistent with awards provided to other newly hired CEO successors. These awards were granted on a one-time basis at hiring and going forward will not be a reoccurring item outside of our regular compensation program. For more details on this one-time award, see the discussion on page 62. To better understand our Compensation Philosophy and Process for Determining Compensation, see the discussion beginning on page 57.

For a full description of the components of our 2019 Executive Compensation Program, see the discussion beginning on page 62. For a discussion of the Executive Compensation for 2019 see page 69. Our 2019 short-term incentive program (''STIP'') is reflective of the Company's performance against the 2019 STIP performance metrics (weighted 70%), as well as the Compensation Committee's subjective assessment of the Company's overall strategic performance in other areas (weighted 30%). For 2019, of the Company's four objective performance metrics, it exceeded its targets on two performance metrics (Cash Flow Return on Average Capital Employed and Oil Production), met the minimum threshold on one performance metric (Drilling Rate of Return) and was below the minimum threshold on one performance metric (Proved Developed Oil Reserves). The Company's performance in 2019 measured against the objective performance metrics qualified for a 115% payout of the STIP target percentage. The Compensation Committee exercised its discretion to set the subjective component at 100% payout of the STIP target percentage based on the overall performance of the Company, including its stock price performance. This resulted in a 111% payout of the STIP target percentage, as more fully disclosed on pages 69-71. Individual adjustments were then made based on individual performance factors.

Under the long-term incentive program ("LTIP"), the Company did not achieve the threshold shareholder return required for the performance unit awards granted in 2017, resulting in a 0% payout.

These results are illustrated in the below tables.



Of the shares that voted at the 2019 annual meeting of stockholders, 67.93% approved of Laredo's 2018 executive compensation. The Compensation Committee found these results to be unacceptable, and in addition to the leadership restructuring, conducted extensive stockholder outreach to solicit feedback on its compensation practices. For more details regarding our say-on-pay responsiveness and stockholder engagement, see page 76. In addition, the Compensation Committee hired a new independent compensation consultant to assist in performing a comprehensive review of every element of our compensation program and made several changes to the 2020 compensation program, including the following:

- Developed and instituted a market-based executive severance plan that is applicable only to involuntary termination without cause or other termination due to good reason.

- Aligned Laredo's compensation structure and LTIP targets to peer levels, which resulted in a two percent overall reduction in our total compensation expense and 15% decrease in stock consumption. Such changes included (1) modifying the pay structure for all employees by lowering the LTIP target, and (2) removing the use of performance unit awards as part of the compensation program for all employees with the exception of the named executive officers.

- Updated the weighting given to the performance metrics used for the performance unit awards to give them equal weight as follows:

2019 PERFORMANCE UNIT AWARD METRICS		2020 PERFORMANCE UNIT AWARD METRICS	
• Relative three-year total shareholder return	1/4	• Relative three-year total shareholder return	1/3
• Absolute three-year total shareholder return	1/4	• Absolute three-year total shareholder return	1/3
• Three-year return on average capital employed	1/2	• Three-year return on average capital employed	1/3
	100%		100%

- Updated the STIP performance metrics to better reflect the criteria important to our stockholders, including an emphasis on sustainability and generating free cash flow as follows:

2019 STIP PERFORMANCE METRICS

• Cash Flow Return on Average Capital Employed	30%
• Drilling Rate of Return	30%
• Oil Production	25%
• Proved Developed Oil Reserves	15%
	100%

2020 STIP PERFORMANCE METRICS

• Environmental as follows:	
− Spill Severity Rate	7.5%
− Air Stewardship	7.5% } 15%
• Drilling Rate of Return	30%
• Free Cash Flow	20%
• Cash Costs Control per BOE	12.5%
• Net Debt to Adjusted EBITDA	12.5%
• Gross Inventory Added with a Minimum 30% Drilling Rate of Return	10%
	100%

For more discussion of our Material Changes for 2020 Executive Compensation Program, see page 78.

NAMED EXECUTIVE OFFICERS

We had significant leadership changes in 2019 of two senior vice presidents, our chief financial officer and our chief executive officer. Accordingly, for 2019, our named executive officers (''NEOs'') include both individuals who departed the Company during 2019 as well as individuals who are current Company executives as follows:

2019 Former Executives

Name	Former Positions
Randy A. Foutch	Chief Executive Officer
Richard C. Buterbaugh	Executive Vice President and Chief Financial Officer
Kenneth E. Dornblaser	Senior Vice President— Legal and Administration
Daniel C. Schooley	Senior Vice President— Midstream, Marketing and Subsurface

Current Executives

Name	Position
Jason Pigott	President and Chief Executive Officer
Michael T. Beyer	Senior Vice President and Chief Financial Officer
Dr. T. Karen Chandler	Senior Vice President and Chief Operating Officer
Mark D. Denny	Senior Vice President— General Counsel and Secretary

Mr. Foutch, Mr. Buterbaugh, Mr. Pigott and Mr. Beyer are NEOs by reason of their positions as the principal executive officer (''PEO'') and principal financial officer (''PFO'') of the Company during 2019. Dr. Chandler and Mr. Denny are our most highly compensated NEOs (other than our PEO or PFO) who were serving in such capacity at the end of 2019. Mr. Schooley and Mr. Dornblaser are NEOs as they would have been our most highly compensated named executive officers (other than our PEO and PFO) if they had been serving in such capacity at the end of 2019. Mr. Pigott, Mr. Beyer, Dr. Chandler and Mr. Denny are our only senior officers who were serving in such capacity at the end of 2019.

In addition to Mr. Pigott, whose biography is included under the Director Qualifications section, set forth below is the biographical information for each of our current senior officers.



MICHAEL T. BEYER
Age 45

Senior Vice President and Chief Financial Officer
since April 2019

Education
- B.B.A., Accounting, University of Oklahoma
- Certified Public Accountant since 2002

Mr. Beyer joined Laredo in September 2007. Prior to his most recent promotion, he served as Vice President—Controller and Chief Accounting Officer. Mr. Beyer has more than 19 years of experience in accounting with the majority in the energy industry. Prior to joining Laredo, he worked in the tax field and spent five years at a private energy company.



DR. T. KAREN CHANDLER
Age 50

Senior Vice President and Chief Operating Officer
since October 2018

Education
- B.S., Chemical Engineering, University of Kentucky
- M.S., Chemical Engineering, Georgia Institute of Technology
- Ph.D., Chemical Engineering, Georgia Institute of Technology

Dr. Chandler joined Laredo in December 2012 as Director—Operations. Prior to joining Laredo, Dr. Chandler spent 15 years at ExxonMobil, working in a variety of management and technical roles in the areas of drilling, completions and technology development. These roles included operations experience in the Colorado Piceance Basin, Australia Bass Strait and Papua New Guinea.



MARK D. DENNY
Age 39

Senior Vice President—General Counsel and Secretary
since April 2019

Education
- B.S., Economics and Political Science, Vanderbilt University
- J.D., Georgetown University Law Center

Mr. Denny joined Laredo in February 2013. Prior to his most recent promotion, he served as Vice President and General Counsel. Prior to joining Laredo, Mr. Denny worked in-house at SEH Offshore, Inc. and Seahawk Drilling, Inc. Prior to that, Mr. Denny worked at the international law firms of Vinson & Elkins and Fried Frank.

2019 CORPORATE PERFORMANCE & COMPENSATION ALIGNMENT

The majority of our executive compensation is variable and heavily dependent on performance metrics. By tying significant portions of our total compensation to the Company's short-and-long-term financial and strategic goals, we align the interest of our employees with those of our shareholders. Below are the 2019 performance highlights for the Company alongside a summary of the compensation awarded to our NEOs as a result. For more details, please see our Compensation Philosophy and Process for Determining Executive Compensation and our Executive Compensation for 2019 sections.

2019 PERFORMANCE HIGHLIGHTS

23%	**Decrease in Unit LOE and Unit Cash G&A**	Reduced combined unit LOE and unit cash G&A expense by 23% from 2018
14%	**Decrease in Well Costs**	Drove well costs down to $6.6 million for a 10,000-foot lateral with our standard completion design, a decrease from $7.7 million at year-end 2018
19%	**Production Growth**	Produced a Company record average of 80,883 barrels of oil equivalent ("LOE") per day for total production of 29.5 million BOE in 2019, resulting in production growth of 19% from 2018
23%	**Total Proved Reserve Growth**	Grew total proved reserves by 23% in 2019
27%	**Increase in Proved Oil Reserves**	Grew proved oil reserves by 27% in 2019
$48.7	**Million Net Cash Benefits from Hedges**	Received net cash of $48.7 million on settlements of derivatives, as our hedges mitigated the impact of commodity price declines
$43.0	**Million Net Cash Benefits from LMS**	Recognized approximately $43.0 million of net cash benefits from LMS field infrastructure investments through reduced capital and operating costs and increased revenue
2	**Accretive Acquisitions**	Executed two accretive acquisitions of high-margin, oily inventory at valuations significantly below historic averages while maintaining a competitive leverage ratio



INCENTIVE PLAN PERFORMANCE DRIVERS

Key 2019 STIP Award Metrics:

- Cash Flow Return on Average Capital Employed
- Drilling Rate of Return ("ROR")
- Oil Production
- Proved Developed Oil Reserves

Key 2019 Performance Unit Award Metrics:

- Relative total shareholder return
- Absolute total shareholder return
- Return on average capital employed



RESULTS

STIP Payout of 111% of the STIP Target:

- Cash Flow Return on Average Capital Employed (30%): **exceeded** target of 16.6%
- Drilling ROR (30%): met minimum threshold goal of 26.2%
- Oil Production (25%): **exceeded** target of 9,892 million barrels
- Proved Developed Oil Reserves (15%): did not meet threshold goal of 0.090

2017 Performance Unit Award Payout of 0%:

- Did not meet threshold performance level of 40th percentile for relative TSR performance, resulting in no payout

The following pie charts depict the allocation of salary rate, target STIP awards and target LTIP awards for 2019 of our (i) former CEO and average for the other former NEOs and (ii) current CEO and average for the other current NEOs, each assuming each such person(s) receives his or her target percentage for STIP and LTIP awards. Our current CEO's at risk pay percentage is approximately 5% higher than our former CEO.



Former CEO Pay Mix

Salary Rate (19%)
Perf.-Based STIP (23%)
Time-Based LTIP (29%)
Perf.-Based LTIP (29%)
Pay at Risk (81%)

Former Other NEOs Average Pay Mix

Salary Rate (16%)
Perf.-Based STIP (14%)
Time-Based LTIP (35%)
Perf.-Based LTIP (35%)
Pay at Risk (84%)

Current CEO Pay Mix

Salary Rate (14%)
Perf.-Based STIP (16%)
Time-Based LTIP (35%)
Perf.-Based LTIP (35%)
Pay at Risk (86%)

Current Other NEOs Average Pay Mix

Salary Rate (20%)
Perf.-Based STIP (18%)
Time-Based LTIP (31%)
Perf.-Based LTIP (31%)
Pay at Risk (80%)

The below table shows the comparison between our former CEO's target compensation (salary, STIP target percentage and LTIP target percentage) and our current CEO's target compensation (salary, STIP target percentage and LTIP target percentage). Our current CEO's salary is approximately 15% lower than our former CEO's salary, the STIP percentage is approximately 12% lower and the LTIP percentage is approximately 62% higher. Notably, however, our former CEO's LTIP percentage was lowered in 2019 by 56% comprised of a 19% reduction by the Board and a voluntary reduction by the CEO of 45% from the revised LTIP target percentage due to the decline of our stock price.

	Salary	STIP Target Percentage	LTIP Target Percentage	
CEO	2019	2019	2018	2019
Randy A. Foutch	$848,000	125%	680%	300%
Jason Pigott	$720,000	110%	N/A	485%

For further discussion regarding the salary rates, STIP cash awards and LTIP awards see the Executive Compensation for 2019 section.

The following table sets forth the approximate percentages of our NEOs' total compensation in the form of salary, STIP award and LTIP equity awards during the fiscal year 2019 as set forth in the Summary Compensation Table.

2019 Actual Pay Mix[1]

Name	Principal position	Salary as a percentage of total compensation[2]	Cash award as a percentage of total compensation[2]	Equity awards as a percentage of total compensation[3]
Jason Pigott	President and Chief Executive Officer	6%	29%	63%
Michael T. Beyer	Senior Vice President and Chief Financial Officer	28%	27%	43%
T. Karen Chandler	Senior Vice President and Chief Operating Officer	15%	16%	68%
Mark D. Denny	Senior Vice President— General Counsel & Secretary	27%	24%	47%

(1)   The remaining portions of the NEOs' total compensation were attributable to all other compensation during the fiscal year 2019. For further discussion of the NEOs' all other compensation see Summary Compensation Table.

(2)   The amounts used in these calculations were the actual amounts earned in 2019, even if paid in another year.

(3)   The equity awards amounts used in these calculations were the sum of the grant-date fair value of the restricted stock awards and performance unit awards, with the exception of the performance unit awards granted on February 28, 2019 which were modified on May 16, 2019 to change the form of payment from cash to common stock, computed in accordance with FASB ASC Topic 718. Please refer to Note 8 to our audited consolidated financial statements in our 2019 Annual Report for disclosures regarding fair value estimates of restricted stock awards, performance unit awards and outperformance award.

The following table shows a comparison of our current CEO's 2019 (i) target compensation, (ii) summary compensation, as set forth in the Summary Compensation Table and (iii) realized compensation, as set forth in the Realized Compensation Table. As demonstrated below, the compensation shown in the Summary Compensation Table is reflective of the one-time new hire awards given to our current CEO, but his realized compensation for 2019 exclusive of his one-time new hire awards is $1,421,826 compared to his target compensation of $5,004,000.

	Target Compensation	Summary Compensation	Realized Compensation
Excluding new hire awards[1]:			
Salary[2]	$ 720,000	$ 412,615	$ 412,615
Cash awards[2]	792,000	879,120	879,120
Restricted stock awards[3]	1,746,000	1,522,607	—
Performance unit awards[3]	1,746,000	1,481,455	—
All other compensation[4]	—	130,091	130,091
Total, excluding new hire awards	5,004,000	4,425,888	$8,526,882
New hire awards[1]:			
Cash awards	—	1,250,000	1,250,000
Restricted stock awards[3]	—	872,053	—
Outperformance awards[3]	—	670,000	—
Total new hire awards	—	2,792,053	1,250,000
Total, including new hire awards	$5,004,000	$7,217,941	$2,671,826

(1)   The new hire awards were one-time awards in connection with Mr. Pigott's hiring in 2019.

(2)   The amount presented under the ''Summary Compensation'' and ''Realized Compensation'' columns reflect the actual amount earned, even if paid in another year.

(3)   The amounts presented under the ''Summary Compensation'' column reflect the grant-date fair values computed in accordance with FASB ASC Topic 718.

(4)   The amount presented under the ''Summary Compensation'' and ''Realized Compensation'' columns include relocation expense reimbursements of $129,623 and the dollar value of life insurance coverage.

The following table shows a comparison of (i) the portion of CEO target compensation realized, for both excluding and including new hire awards, indexed to a value of $100 for each respective period, and (ii) the value earned by a stockholder with a $100 investment in Laredo common stock made at the beginning of each respective period. 2017 and 2018 are representative of Mr. Foutch and 2019 is representative of Mr. Pigott. For the cumulative three-year period, the CEOs realized 45% of their target compensation excluding new hire awards and 51% including new hire awards, and the stockholder realized 20% of the original investment. Mr. Pigott was hired in May 2019 as our President and became CEO in October 2019. The Company executed on two accretive acquisitions of high-margin, oily inventory at valuations significantly below historic averages during the portion of 2019 when Mr. Pigott was CEO. In early 2020, Mr. Pigott oversaw a recapitalization of the Company's debt that resulted in pushing out the Company's term debt maturities until 2025 and 2028. The Board believes making his compensation more at risk than his predecessor appropriately aligns his compensation with stockholder interests and incentivizes him to execute on the Company's new long-term strategy.

| | | CEO realized compensation[2] | | | CEO[4] | | |
Year	CEO target compensation[1]	Excluding new hire award[3]	Including new hire award[3]	Period	Excluding new hire award[3]	Including new hire award[3]	Stockholder[5]
2017	$ 6,360,000	$4,261,781	$4,261,781	12/31/2016 to 12/31/2017	$ 67	$67	$75
2018	7,674,400	2,843,255	2,843,255	12/31/2017 to 12/31/2018	$ 37	$37	$34
2019	5,004,000	1,421,826	2,671,826	12/31/2018 to 12/31/2019	$ 28	$53	$79
2017-2019	$19,038,400	$8,526,862	$9,776,862	12/31/2016 to 12/31/2019	$ 45	$51	$20

(1) CEO target compensation is based on the salary rate, the STIP target percentage and the LTIP target percentage for each respective period. For further details see Executive Compensation for 2019.

(2) CEO realized compensation includes earned salary, earned cash award, value realized on vesting of stock awards, value realized on vesting of performance awards and all other compensation. All other compensation is inclusive of the dollar values of life insurance coverage as well as (i) for 2019, relocation expense reimbursements and (ii) for 2018 and 2017, matching contributions to our 401(k) plan, charitable gifts made on behalf of Mr. Foutch pursuant to our charitable gift matching program, and the aggregate incremental cost of expenses that were paid by us pursuant to the terms of the Aircraft Lease and our aircraft use policy, which would otherwise have been paid by Lariat Ranch, an entity controlled by Mr. Foutch, for the use of Lariat Ranch's aircraft not directly related to Laredo's business. For further details, please see TRANSACTIONS WITH RELATED PERSONS—Other Related-Party Transactions.

(3) The new hire award was a one-time cash award for Mr. Pigott's hiring of $1,250,000 in 2019. The new hire awards were not applicable for Mr. Foutch in 2017 and 2018.

(4) Represents the portion of CEO target compensation realized, indexed to a value of $100 for each respective period.

(5) Represents the value earned by a stockholder with a $100 investment in Laredo common stock made at the beginning of each respective period and utilizing the closing price of Laredo's common stock on the beginning and ending dates of each respective period.

COMPENSATION PHILOSOPHY & PROCESS FOR DETERMINING EXECUTIVE COMPENSATION

We design our executive compensation program to attract, retain and motivate highly-qualified and committed personnel who will successfully execute our strategy and create long-term stockholder value. We provide a mix of fixed, variable and performance-based compensation, which we believe enables us to provide a competitive pay package to recruit top talent. The majority of our executive compensation package however is at risk and tied to financial and other performance measures to align the interests of our executives with those of our shareholders.

The Board has delegated to the Compensation Committee the responsibility of establishing the general compensation philosophies and objectives of the Company. Specifically, the Compensation Committee evaluates and recommends for ultimate approval by the Board compensation related decisions for the Company as follows:

✔ Review and approve the Company's goals and objectives relevant to the compensation of the Chief Executive Officer, annually evaluate the Chief Executive Officer's performance in light of those goals and objectives, and, based on this evaluation, recommend to the Board the CEO'S compensation level, including salary, bonus, incentive and equity compensation. In determining the long-term incentive component of the CEO's compensation, the Compensation Committee considers, among other factors, the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies and the award given to the Company's CEO in past years.

✔ Make recommendations to the Board with respect to all compensation for executive officers.

✔ Make recommendation to the Board with respect to all employment agreements, severance arrangements, change in control provisions and agreements and any special supplemental benefits applicable to the Company's executive officers.

✔ Review and make recommendations to the Board of Directors with respect to incentive compensation and equity-based plans.

✔ Administer the Company's equity-based compensation plans, including the grant of performance unit awards and other equity awards under such plans.

The Compensation Committee has developed a set of best practices that it follows when administering our compensation program, which we have summarized in Executive Compensation Overview on pages 9-10.

In addition to these best practices, the Compensation Committee annually reviews our compensation program to ensure that it accomplishes our goals. During that review, the Compensation Committee considers, among other things, the non-binding vote of stockholders to approve executive compensation each year at the annual meeting, feedback received from stockholders as part of the Company's stockholder engagement program, recommendations from the CEO and input from the Company's independent compensation consultant.

For more information regarding the results of the stockholder vote to approve executive compensation from the 2019 annual meeting and the Compensation Committee's 2019 stockholder outreach related to our compensation program, please see the Say-on-Pay Results, Stockholder Engagement and Management Responsiveness section.

CEO's Role in Compensation Program

With the approval of the Compensation Committee, the CEO obtains and reviews external market information (including that received from the Compensation Committee's independent compensation consultant, as more fully described below) to determine if the Company is offering competitive compensation packages to our executive officers and to recommend any adjustment to the compensation levels when necessary. The CEO also considers both the Company's and the officer's performances during the year, including whether the officer served in an expanded role at the Company. Then the CEO provides recommendations to the Compensation Committee regarding the compensation levels for our existing officers and our compensation program as a whole (provided that the Compensation Committee solely determines the CEO's compensation).

While the Compensation Committee gives considerable weight to the CEO's input on compensation matter, it applies its own analysis and judgment before making recommendation to the Board of Directors. The Board of Directors considers the recommendations of the Compensation Committee but has the final decision-making authority on all executive compensation matters.

Independent Compensation Consultant and Conflicts of Interest Analysis

The Compensation Committee Charter grants the Compensation Committee the authority, to the extent it deems appropriate, to retain one or more compensation consultants to assist in the evaluation of director and executive compensation. The Compensation Committee's objective when engaging an independent consultant is to assess our level of competitiveness for executive-level talent and provide recommendations for attracting, motivating and retaining key employees, including identifying industry-best practices. The Compensation Committee has the sole authority to retain and terminate any such consulting firm and to approve the firm's fees and other retention terms. The Company provides appropriate funding as determined by the Compensation Committee, for payment of compensation to any consulting firm or other advisers employed by the Compensation Committee.

In July 2012, the Compensation Committee engaged FW Cook ("FWC") to serve as its independent compensation adviser, and FWC served as the independent compensation consultant until August 14, 2019. In 2019, FWC advised the Compensation Committee regarding the 2019 executive compensation program, including salary rates, long-term and short-term target percentages and STIP performance metrics. FWC also advised the Compensation Committee regarding payments made as part of our reduction in force in April 2019 and the compensation package for our new CEO, among other items.

During 2019, the Compensation Committee elected to solicit proposals from FW Cook and other compensation consultants. Upon conclusion of the request for proposals, the Compensation Committee elected to engage Willis Towers Watson ("WTW") to serve as its independent compensation adviser beginning August 14, 2019. In 2019, WTW undertook a comprehensive review of our compensation program. WTW assisted the Compensation Committee in reviewing our executive compensation program and providing comparative market data and trends on compensation practices and programs based on an analysis of our peer companies. The Compensation Committee anticipates continuing to utilize WTW as it independent compensation consultant throughout 2020.

FWC did not provide any services to the Company outside of the scope of its engagement by the Compensation Committee. WTW provided a small amount of non-executive compensation consulting services in 2019. The Compensation Committee considered the relationships that FWC and WTW had with the Company, the members of the Compensation Committee and our executive officers, as well as the polices that FWC and WTW have in place to maintain their independence and objectivity, and determined that no conflicts of interest arose from the work performed by FWC and WTW.

Peers and Benchmarking

With the assistance of our independent compensation consultant, we annually benchmark our compensation structure against a compensation peer group. Our goal is to maintain a compensation program that is at approximately the 50th percentile in revenue of our peer group. Benchmarking to the median of our peer group makes the Company's share price a significant factor in our overall compensation structure. We believe this keeps the interests of our executives closely tied to our shareholders. Additionally, benchmarking to the median of our peer group minimizes the potential of increasing compensation without justification and helps the Company adjust to changing markets and business conditions.

To determine who is in our peer group, we consider multiple factors including revenue, EBITDA, total debt, operating cash flow, market capitalization, enterprise value and total shareholder return. We utilize one peer group for compensation benchmarking and a different peer group for the purposes of the TSR metric component of the LTIP. The TSR peer group for the LTIP is disclosed in the Executive Compensation for 2019 section. The Compensation Committee monitors the appropriateness of our peer group closely, and with the assistance of its independent compensation consultant, annually reviews it for the possible additions or removal of companies.

Developing Performance Metrics

The Compensation Committee and the Board, with the assistance of the independent compensation consultant, determine the performance metrics we use in our compensation program for both short-term and long-term incentive awards. The Compensation Committee reviews all performance metrics annually to make sure they appropriately incentivize our NEOs and employees to execute the short-term goals and long-term strategies important to the Company's success and the creation of value for its stockholders. In setting the performance metrics, the Compensation Committee also takes into account prior performance on similar metrics and establishes future goals based; in part, on prior performance. For more information on the 2019 performance metrics, please see the 2019 Executive Compensation Program section, and for more information on the 2020 performance metrics, please see the Material Changes for the 2020 Executive Compensation Program section.

Risk Assessment

The Compensation Committee and management have reviewed our compensation policies as generally applicable to our employees and believe that our policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on us.

Our compensation philosophy and culture support the use of salary, short-term incentive cash awards and long-term incentive equity and cash compensation throughout our organization and with all levels of employees. In addition, the following specific factors, in particular, reduce the likelihood of excessive risk-taking:

- Our overall compensation levels are competitive with the market; and
- Our compensation mix is balanced among (i) fixed components such as salary and benefits, (ii) short-term incentive cash awards and (iii) long-term incentive equity and cash awards that reward our employees based on long-term overall financial performance and operational measures.

In summary, because the Compensation Committee focuses on the Company's performance, with only some consideration given to the specific individual performance of the employee when making compensation decisions, we believe our historical compensation programs did not, and our current compensation programs do not, encourage excessive and unnecessary risk taking by executive officers (or other employees). These programs encourage employees to remain focused on both our short- and long-term operational and financial goals. We set performance goals that we believe are appropriate in light of our past performance and market conditions. The Compensation Committee will continue to monitor all levels of compensation to attempt to confirm that no element of compensation encourages excessive and unnecessary risk-taking.

Equity Ownership Guidelines

The Compensation Committee recommended, and the Board of Directors approved, stock ownership guidelines for directors and the executive management team in order to further align the interest of our directors and officers with those of our stockholders. Individuals have five years from their hire, promotion or appointment date to reach the following stock ownership guidelines (as a multiple of salary rate):

Stock Ownership Requirements

	Multiple of Base Salary
CEO	5x
Senior Vice Presidents	2x
Vice Presidents	1x
Directors	$400,000

Stock actually owned, as well as stock awarded under restricted stock awards, is included for purposes of satisfying these guidelines. No stock potentially exercisable under stock option awards is included. In 2019, all of our directors and officers satisfied the stock ownership guidelines with the exception of Mr. Albrecht, Dr. Jarchow and Ms. Powell Hawes, who have five years from his/her appointment date to meet this requirement.

Policies Against Hedging and Pledging Stock

Our Insider Trading Policy prohibits our directors, NEOs and employees from engaging in hedging transactions designed to hedge or offset a decrease in market value of such person's common stock in the Company. We prohibit such conduct to ensure our directors and officers have the same objectives as the Company's other shareholders by remaining exposed to the full risks of ownership of Company stock.

In addition, our directors and NEOs may not hold their Company securities in a margin account and may not, without prior approval and in very limited circumstances, pledge Company securities as collateral for any other loan. The only exception to the prohibition on pledging securities may exist in the case of a non-margin loan where the director or officer was clearly able to demonstrate the financial ability to repay the loan without resort to the pledged securities, and only if such pledge was pre-approved by our General Counsel. No shares owned by our directors or NEOs are currently pledged.

Tax and Accounting Implications

In prior years, the Compensation Committee generally structured the Company's compensation program with the intent to preserve any deductions under Code Section 162(m), which generally limits the deductibility of annual compensation paid to a "covered employee" in excess of $1 million, unless certain exceptions are met, such as the exception for qualified performance-based compensation. Pursuant to the Tax Cuts and Jobs Act of 2017 (the "Tax Act") as of January 1, 2018, the exception under Code Section 162(m) for qualified performance-based compensation was eliminated and the definition of "covered employee" was expanded to include the chief financial officer and certain former named executive officers of a Company. The Tax Act includes a transition rule under which the changes to Code Section 162(m) will not apply to compensation payable pursuant to a written binding contract that was in effect on November 2, 2017, and is not materially modified after that date. However, given the loss of the qualified performance-based compensation exception, non-grandfathered awards may result in non-deductible compensation amounts.

2019 EXECUTIVE COMPENSATION PROGRAM

To accomplish our compensation goals set forth in the previous section, our compensation program for our named executive officers had four key components in 2019: (1) base salary; (2) short term incentive program (''STIP'') awards; (3) long term incentive program (''LTIP'') awards of restricted stock; and (4) LTIP awards of performance units. The key components of our compensation program and how each supports our compensation objectives are presented in the following table:

Compensation Element	Overview	Key Performance Metrics
Fixed Compensation		
Base Salary	Paid throughout the year to attract and retain executives and provide a fixed level of cash compensation for services performed.	• Benchmarked against our peer group and adjusted for responsibilities, experience, performance and potential.
Variable Compensation		
Short-Term Incentive Program[1]	Awarded annually based on objective performance metrics (weighted 70%) and the Compensation Committee's subjective assessment of our overall strategic performance (weighted 30%) to motivate and reward for reaching milestones and accomplishing goals during the previous year. **Range**: 0% - 200% of target, plus/minus individual adjustments	• Cash Flow Return on Average Capital Employed (**30%**) • Drilling Rate of Return (**30%**) • Oil Production (**25%**) • Proved Developed Oil Reserves (**15%**)
Long-Term Incentive Program — **Restricted Stock Awards** **(50%)**	Granted annually in stock that vests ratably over a three-year period to provide a retention incentive and align with shareholder return.	• Stock Price
Performance[2] **Unit Awards** **(50%)**	Granted annually at the beginning of a three-year performance period and paid out in cash or stock following the conclusion of the performance period based on objective performance metrics to provide incentive for reaching multi-year strategic goals and further align pay with stockholder interests. **Range**: 0% - 200% of target[3]	• Relative Three-Year Total Shareholder Return compared to peer group (**25%**) • Absolute Three-Year Total Shareholder Return (**25%**) • Three-Year Return On Average Capital Employed (**50%**)

(1) The STIP performance metrics are for the 2019 performance year and include changes adopted by the Board to better reflect the criteria important to our stockholders with an emphasis on return-based metrics. In 2018, the Laredo Board increased the weight given to the objective performance metrics in determining a STIP award to 70% from 60%.

(2) The LTIP performance unit awards', performance metrics described here apply to 2018 and 2019 grants and include changes adopted by the Board to add a focus on absolute shareholder return and return on average capital employed. For the performance metrics used to determine payout of performance unit awards prior to 2018, please see page 65.

(3) For 2019, we prohibited maximum performance unit award payout in the event of a negative absolute total shareholder return. Beginning with the performance unit awards granted in 2020, we cap payout at 100% in the event of a negative absolute total shareholder return.

Additionally, as incentive and retention vehicles for our new CEO, we granted him (i) a one-time new hire restricted stock award equal to $1,000,000, the number of shares granted determined utilizing the 10-day average prior to the grant date (grant date fair value of $872,053), vesting in equal installments over a three-year period, (ii) a one-time grant of outperformance shares units and (iii) a one-time cash signing bonus of $1,250,000, with the full amount recoverable by the Company in the event Mr. Pigott leaves within his first year of employment, and half recoverable in the event Mr. Pigott leaves the Company within his second year of employment. The outperformance share units provide Mr. Pigott with the opportunity to earn up to 1,000,000 shares of Company stock, based on absolute stock price performance over a three-year period. If earned, one third of the outperformance share units will be converted into Company stock at the conclusion of the three-year performance period, one third will be converted into Company stock 12 months following the conclusion of the three-year performance period and one third will be converted into Company stock 24 months following the conclusion of the three-year performance period.

Our 2019 benchmarking peer group for 2019 compensation included the following companies:

2019 Peer Group

Callon Petroleum Company	Matador Resources Company	Range Resources Corp.
Carrizo Oil & Gas, Inc.	Oasis Petroleum Inc.	SM Energy Company
Centennial Resource Development, Inc.	Parsley Energy, Inc.	SRC Energy, Inc.
Eclipse Resources Corp.	PDC Energy, Inc.	Whiting Petroleum Corp..
Extraction Oil & Gas, Inc.	QEP Resources, Inc.	WPX Energy, Inc.
Jagged Peak Energy Inc.		

For more details regarding our process for determining executive compensation, including how we benchmark our structure against a peer group, see the Compensation Philosophy and Process for Determining Executive Compensation section. Set forth below are the specific details regarding each component of our 2019 executive compensation program.

Base Salary

Base salaries are structured to reflect each of our named executive officers' skills, responsibilities, experience, tenure and contributions to the Company. Salary rates are typically reviewed annually and adjusted, if warranted, in the first quarter of each year. Annual salary adjustments are based on a subjective analysis of several individual factors, including:

- the responsibilities of the officer;
- the scope, level of expertise and experience required for the officer's position;
- the strategic impact of the officer's position;
- the potential future contribution of the officer; and
- the actual performance of the officer during the previous year.

In addition to the individual factors listed above, we also take into consideration our overall business performance and implementation of Company objectives. As with the other components of our compensation program, we review industry trends and the salary rates of our peers as well. While these factors generally provide context for making salary decisions, salary rate decisions do not depend directly on attainment of specific goals or performance levels and no specific weighting is given to one factor over another.

PERFORMANCE-BASED AND VARIABLE COMPENSATION

Annual STIP Awards

To incentivize and recognize achievements throughout the year, each NEO and Company employee is given an STIP target percentage, which is a percentage of his or her salary. If the Company meets certain performance metrics throughout the year, the Company will pay STIP awards in the first quarter of the following year ranging from 0% to 200% of the individual NEO's STIP target percentage. STIP target percentages vary by NEO based on differing job classifications and responsibilities, and the Compensation Committee compares each percentage to similar positions in the market and our peer companies.

The Compensation Committee sets the objective performance metrics that the Company must meet to receive an STIP award. The Company discloses the pre-established objective performance metrics annually in the Proxy Statement. Each metric is relatively weighted, and for each metric, a minimum threshold, a target and a stretch target are established. No credit is earned for a metric that fails to meet a minimum threshold. A 50% credit is earned for a metric that meets the minimum threshold, a 100% credit is earned for a metric that meets the target and a maximum of 200% credit is earned for a metric that meets or exceeds its stretch target (with intervals between directly interpolated). The Compensation Committee recommends and the Board approves any STIP award amount based on performance metrics (weighted 70%) as well as the Compensation Committee's subjective assessment of the Company's overall strategic performance in other areas (weighted 30%). Historically, the Compensation Committee has rarely increased the STIP payout percentage based on its subjective assessment of the Company's overall strategic performance above the objective criteria level. For the 2019 STIP, the Compensation Committee did not increase the aggregate payout above the objective criteria level. The result is a total STIP payout percentage.

The Company determines an individual award by taking the salary earned during the performance year multiplied by the STIP target percentage along with any adjustments for individual performance, the result of which is then awarded based on the STIP payout percentage. The Compensation Committee considers individual adjustments for our named executive officers after receiving input provided by the CEO regarding both Company performance in other areas, as well as individual performance factors such as leadership, commitment, motivational effect, level of responsibility and overall contribution to Laredo's success (provided that the Compensation Committee solely determined the CEO's STIP award).

| Eligible Earnings | X | Individual STIP Target Percentage of Earnings | X | Company STIP Payout Percentage approved by Board | + | Any Individual Performance Adjustment |

Although our STIP award includes objective performance metrics, our Compensation Committee has the ultimate discretion to recommend to the Board of Directors whether to award any, and the amount of, STIP awards.

LTIP Awards

To prioritize retention and long term goals of the Company, each NEO and employee is given an LTIP target percentage, which is a percentage of his or her salary, and a grant of Company long-term awards in accordance with that percentage. For our NEOs, the Company's LTIP grant consist of approximately 50% restricted stock and 50% performance unit awards. The applicable vesting periods and restrictions for the restricted stock and applicable performance period and performance metrics for the performance share units are set forth below. We believe that by tying a significant portion of our compensation directly to the performance of our common stock, we align the interests of our NEOs with those of our shareholders. LTIP grants are generally awarded in the first quarter following our Board meeting and the filing of our Annual Report on Form 10-K.

RESTRICTED STOCK	Generally restricted shares granted to each recipient will vest and the transfer restrictions thereon will lapse ratably, over three years. The restricted shares of our common stock are subject to forfeiture until vested. Each recipient will forfeit his or her unvested shares if the recipient's employment is terminated by us for any reason or if the recipient resigns (in either case, other than for death or disability). We believe that this vesting schedule is comparable to those utilized by the peer group and will assist us in attracting new talent and retaining existing personnel. We may grant restricted shares of common stock to new employees upon hire to attract talent to the Company. The CEO must approve all new hire employee grants, and the Compensation Committee must approve all executive officer grants.

PERFORMANCE UNITS	If the Company meets performance thresholds established by the Compensation Committee over a three-year performance period, the performance unit awards will vest in the first quarter following the three-year performance period. Each performance unit represents one share of common stock of the Company. The performance unit awards granted to each recipient in 2017 and 2018 are payable in common stock of the Company. The performance unit awards granted in 2019, if at all, are payable, if at all, in cash, in common stock or a combination of cash and common stock at the sole discretion of the Board or its designee.

With respect to performance unit awards granted in 2017, to determine the amount of stock payable at the end of the performance period we multiplied the number of performance units by the applicable total shareholder return modifier ("TSR Modifier") based on relative total shareholder return measured against the selected TSR peer group. Each performance unit represents one share of common stock of the Company. The TSR Modifier was determined as follows:

Level of performance	Relative TSR performance	TSR Modifier[1][2]
Below Threshold	<40th Percentile	0%
Threshold	40th Percentile	50%
Target	60th Percentile	100%
Maximum	≥80th Percentile	200%

(1) Amounts between percentages are interpolated on a straight-line basis.

(2) The recipient's maximum payout will be limited to 150% of TSR in the event our stock price has declined during the relevant performance period, even if our TSR among our performance peer group would otherwise call for a payout in excess of 150%.

With respect to performance unit awards granted in 2018 and 2019, we determine the amount of stock or cash potentially payable at the end of the performance period based on three criteria:

(i) 25% weighting on relative three-year total shareholder return comparing the Company's shareholder return to the shareholder return of the selected peer group ("RTSR Performance Percentage"),

(ii) 25% weighting on absolute three-year total shareholder return ("ATSR Appreciation") and

(iii) 50% weighting on three-year return on average capital employed ("ROACE Percentage").

The RTSR Performance Percentage, ATSR Appreciation and ROACE Percentage will be used to identify the RTSR factor, the ATSR factor and ROACE factor, respectively, which are used to compute the "Performance Multiple" and ultimately to determine the final number of shares or amount of cash associated with each performance share unit granted at the maturity date (with all partial shares rounded, as appropriate). We refer you to our Form 8-K filed with the SEC on February 23, 2018 for a complete copy of the 2018 performance unit agreement, including Exhibit A thereto, which contains a more complete explanation of the performance goals and thresholds.

Each recipient will forfeit his or her performance unit awards if the recipient's employment with us is terminated by the Company for any reason or if the recipient resigns (in either case, other than for death or disability). If the employment is terminated due to death or disability, the recipient is entitled to receive a pro-rated performance unit grant. Generally, grants of performance unit awards will be made in the first quarter of each year, when our results of operations for the previous year have generally been determined and when our Compensation Committee is normally meeting to discuss short-term incentive payouts based on the prior-year results.

STOCK OPTIONS	For 2018, 2019 and 2020, no stock options were granted to our named executive officers. Stock options provide the opportunity to purchase our stock at a price that is fixed on the grant date regardless of the future market price. We consider stock options a form of performance-based compensation. If our stock price does not increase, then these stock options will have no economic value. Pursuant to the terms of the Equity Incentive Plan, the exercise price for each stock option is the closing price of a share of common stock on the NYSE on the grant date. The previously granted stock option awards typically vest ratably over four years. We believe that this vesting schedule is comparable to those utilized by our peer group. The unvested portion of a stock option award will expire upon termination of employment of the optionee, and the vested portion of a stock option award will remain exercisable for (i) one year following termination of employment by reason of the optionee's death or disability or (ii) 90 days for any other reason, other than for cause. Both the unvested and vested (but unexercised) portion of a stock option award will expire upon the termination of the optionee's employment by us for cause. Unless sooner terminated, the stock option award will expire if and to the extent it is not exercised within 10 years from the date of the grant.

Each NEO is also eligible for the below listed benefits from the Company.

HEALTH AND WELFARE BENEFITS	Our NEOs are eligible to participate in all of our employee health and welfare benefit plans on the same basis as other employees (subject to applicable law). These plans include life, medical, vision and dental insurance, dependent care flexible spending account, medical flexible spending account or health savings account, as well as short and long-term disability benefits. These benefits ensure that we are able to competitively attract and retain officers and other employees. This is a fixed component of compensation, and these benefits are provided on a non-discriminatory basis to all employees.

RETIREMENT BENEFITS	Our NEOs also participate in our defined contribution plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), on the same basis as our other employees. The plan allows eligible employees to make contributions up to 100% of their annual compensation, not to exceed annual limits established by the federal government. We make matching contributions in cash of up to 6% of an employee's eligible compensation and may make additional discretionary contributions in the form of cash. We do not have a deferred benefit pension plan or non-qualified deferred compensation.

PERQUISITES	We believe that the total mix of compensation and benefits provided to our executive officers is currently competitive and, therefore, perquisites do not play a significant role in our executive officers' total compensation. Nevertheless, Laredo provides limited perquisites and benefits to its officers, including an annual physical, information technology assistance and monthly dues at a downtown lunch/dinner club. A Charitable Matching Gift program is offered to all Laredo employees and members of our Board of Directors. This program is a way the Company can support employees and board members in their efforts to give back to the communities in which they work and live. The Company will match dollar-for-dollar contributions made by employees or members of our Board of Directors, up to $1,000 per calendar year. Gifts will only be matched if they are requested for organizations eligible under Section 501(c)(3) of the Code. The minimum contribution that will be matched is $100 per calendar year. In order for the Company to provide the matching gift, there can be no direct benefit, reward or consideration to the employee or board member when making the donation.
AIRCRAFT LEASE	The Company no longer has an airplane, which was sold in 2019, or an aircraft lease, which was terminated in 2019. Effective January 1, 2013 until September 30, 2019, we had an aircraft lease with Lariat Ranch LLC (''Lariat Ranch''), the aircraft owner and an entity controlled by Mr. Foutch. Pursuant to the lease and an aircraft use policy adopted by our Board, we paid an hourly rate for the use of the aircraft and also paid for all operating costs associated with our use of the aircraft, as well as expenses related to the flight crew and other expenses during such use. For further details, see the Summary Compensation Table and Director Independence section.

EXECUTIVE COMPENSATION FOR 2019

Base Salary

The following table presents the salary rates for our NEOs in 2018 and 2019.

Name	2018 salary rate[1] ($)	2019 salary rate[1] ($)	Percent change
Jason Pigott[2]	N/A	720,000	N/A
Michael T. Beyer[3]	287,000	400,000	39%
T. Karen Chandler	450,000	450,000	—%
Mark D. Denny[4]	260,000	325,000	25%
Randy A. Foutch[5]	848,000	848,000	—%
Richard C. Buterbaugh[6]	500,000	500,000	—%
Daniel C. Schooley[6]	420,000	420,000	—%
Kenneth E. Dornblaser[6]	375,000	375,000	—%

(1)   See the Summary Compensation Table on page 83 for amounts earned.

(2)   Effective May 28, 2019, our Board of Directors appointed Mr. Pigott as President of the Company. Effective October 1, 2019, Mr. Pigott succeeded Mr. Foutch as the Company's Chief Executive Officer and now serves as President and Chief Executive Officer.

(3)   Effective April 8, 2019, our Board of Directors appointed Mr. Beyer as Senior Vice President and Chief Financial Officer. Mr. Beyer joined the Company in 2007 and most recently served as Vice President, Controller and Chief Accounting Officer since 2014. As a result of Mr. Beyer's change in roles, his 2019 salary rate increased from $287,000 to $400,000.

(4)   Effective April 2, 2019, our Board of Directors appointed Mr. Denny as Senior Vice President—General Counsel & Secretary. Mr. Denny joined the Company in 2013 and most recently served as Vice President and General Counsel since 2018. As a result of Mr. Denny's change in roles, his 2019 salary rate increased from $275,000 effective January 2019 to $325,000.

(5)   Effective October 1, 2019, Mr. Foutch transitioned from his role as Chief Executive Officer and will remain as a Non-Executive Chairman of our Board of Directors of the Company until the Company's annual meeting of stockholders in May 2020 at which point he will not stand for reelection. Mr. Foutch ceased receiving a salary beginning on the effective date.

(6)   Effective April 2, 2019, Messrs. Schooley and Dornblaser retired and effective April 8, 2019, Mr. Buterbaugh terminated due to a company-wide reorganization. Messrs. Schooley, Dornblaser and Buterbaugh ceased receiving a salary on the respective effective dates.

STIP Awards

The following table presents the STIP target percentages for our NEOs in 2018 and 2019.

Name	2018 STIP target percentage[1]	2019 STIP target percentage[1]
Jason Pigott[2]	N/A	110%
Michael T. Beyer[3]	70%	90%
T. Karen Chandler	85%	85%
Mark D. Denny[4]	70%	85%
Randy A. Foutch[5]	125%	125%
Richard C. Buterbaugh[6]	90%	90%
Daniel C. Schooley[6]	85%	85%
Kenneth E. Dornblaser[6]	85%	85%

(1) See the Summary Compensation Table on page 83 for amounts earned.

(2) Effective May 28, 2019, our Board of Directors appointed Mr. Pigott as President of the Company. Effective October 1, 2019, Mr. Pigott succeeded Mr. Foutch as the Company's Chief Executive Officer and now serves as President and Chief Executive Officer.

(3) Effective April 8, 2019, our Board of Directors appointed Mr. Beyer as Senior Vice President and Chief Financial Officer. Mr. Beyer joined the Company in 2007 and most recently served as Vice President, Controller and Chief Accounting Officer since 2014. As a result of Mr. Beyer's change in roles, his 2019 short-term incentive target percentage was increased.

(4) Effective April 2, 2019, our Board of Directors appointed Mr. Denny as Senior Vice President—General Counsel & Secretary. Mr. Denny joined the Company in 2013 and most recently served as Vice President and General Counsel since 2018. As a result of Mr. Denny's change in roles, his 2019 short-term incentive target percentage was increased.

(5) Effective October 1, 2019, Mr. Foutch transitioned from his role as Chief Executive Officer and will remain as a Non-Executive Chairman of our Board of Directors of the Company until the Company's annual meeting of stockholders in May 2020 at which point he will not stand for reelection. As a result, Mr. Foutch received a pro-rated 2019 STIP award and a transition payment.

(6) Effective April 2, 2019, Messrs. Schooley and Dornblaser retired and effective April 8, 2019, Mr. Buterbaugh terminated due to a company-wide reorganization. As a result, Messrs. Schooley, Dornblaser and Buterbaugh did not receive a 2019 STIP award. Messrs. Schooley and Dornblaser each received a retirement payment. Mr. Buterbaugh received a severance payment.

For 2019, of the Company's four objective performance metrics, it exceeded its targets on two performance metrics (Cash Flow Return on Average Capital Employed and Oil Production), met the minimum threshold on one performance metric (Drilling Rate of Return) and was below the minimum threshold on one performance metric (Proved Developed Oil Reserves). As a result, based on the 2019 objective performance metrics, the Company's 2019 performance qualified for a potential STIP payout percentage of 115% of the STIP target percentage.

Each objective 2019 STIP performance metric and its minimum threshold, target, stretch target and relative weighting, together with its actual result from the Company's 2019 performance, is indicated in the table below. The 2019 performance metrics were adjusted from 2018 and even lowered in some cases. The change in the 2019 STIP metrics is reflective of the Company's shift in strategy from a net asset value based focus to an emphasis on higher returns via wider spaced wells and improved alignment between capital and spending.

2019 STIP performance metric	Minimum threshold	Target	Stretch target	Actual result	Actual result credit	Relative weighting	Potential payout
Cash Flow Return on Average Capital Employed[1]	12.5%	16.6%	25.0%	22.9%	174.9%	30%	53%
Drilling Rate of Return[2]	26.2%	31.0%	40.5%	26.9%	57.6%	30%	17%
Oil Production (MBbl)	9,594	9,892	10,487	10,376	181.4%	25%	45%
Proved Developed Oil Reserves (Bbl)/ Debt-Adjusted Share[3]	0.090	0.100	0.120	0.077	—%	15%	—%
Performance metric result (70% of STIP payout)	**50%**	**100%**	**200%**			**100%**	**115%**

(1) Compares 2019 cash flows from operations before changes in assets and liabilities, excluding the adjustment for accretion of asset retirement obligations, to total capital employed (the average of beginning and ending total net debt and total stockholders' equity, then adjusted for 2019 impairment expense and mark-to-market on commodity derivatives, each adjusted for income tax expense).

(2) Calculated using the total future cumulative net cash flows of our wells with first oil production in 2019, measured as a percentage of total drilling and completion capital invested for our wells with first oil production in 2019, utilizing and holding constant budget prices for oil, NGL and natural gas.

(3) Proved developed oil reserves are as of December 31, 2019. Debt-adjusted share is calculated as net debt as of December 31, 2019 divided by the average closing price of our common stock on the NYSE for the last 30 trading days ending December 31, 2019, plus common shares outstanding as of December 31, 2019.

As noted above, the remaining 30% of the STIP payout percentage was determined subjectively by the Compensation Committee, considering the Company's strategic performance in other areas. The Compensation Committee exercised its discretion to set the subjective component to approximately 100% payout of the STIP target percentage based on the overall Company's performance and declining stock price as set forth in the below table. As a result, the total STIP payout percentage for the Company as approved by the Board was 111%.

Performance metric result	115%
Objective weight of STIP payout	70%
Objective result	81%
Subjective strategic performance	100%
Subjective weight of STIP payout	30%
Subjective result	30%
2019 STIP Payout %	111%

In addition, the Compensation Committee may make individual adjustments after considering (i) Company performance in other areas as well as individual performance factors such as leadership, commitment, motivational effect, level of responsibility and overall contribution to the Company's success, and (ii) the recommendation of the CEO, other than for himself. After such review and discussion, in February 2020, the Compensation Committee exercised discretion for the annual incentive payments, based on the STIP Payout Percentage of 111%, for Dr. Chandler and Messrs. Beyer and Denny, in consideration of their roles and duties within the Company.

As approved by the Board, the annual incentive payment amounts were paid to our NEOs in cash on March 9, 2020 and are shown in the chart below and reported in the Summary Compensation Table in the "Cash awards" column.

2019 STIP Salary	X	Individual STIP Target Percentage of Earnings	X	Company STIP Payout Percentage approved by Board	+	Any Individual Performance Adjustment

Name	2019 STIP salary	2019 STIP target percentage	2019 STIP target value	Award payout	Approved percent payout to target
Jason Pigott[1]	$720,000	110%	$792,000	$879,120	111%
Michael T. Beyer	$367,404	90%	$330,664	$350,503	106%
T. Karen Chandler	$450,000	85%	$382,500	$454,314	119%
Mark D. Denny	$310,769	85%	$264,154	$280,003	106%
Randy A. Foutch[2]	$743,101	125%	$928,876	$882,450	95%

(1) The Compensation Committee approved a full-year 2019 award for Mr. Pigott based on his 2019 salary rate.

(2) The Compensation Committee previously approved a prorated 2019 award for Mr. Foutch.

LTIP Awards

The following table presents the LTIP target percentages for our NEOs in 2018 and 2019.

Name	2018 long-term incentive target percentage[1]	2019 long-term incentive target percentage[1]
Jason Pigott[2]	N/A	485%
Michael T. Beyer	200%	200%
T. Karen Chandler[3]	200%	450%
Mark D. Denny[4]	150%	200%
Randy A. Foutch[5]	680%	300%
Richard C. Buterbaugh[6]	520%	475%
Daniel C. Schooley[6]	515%	475%
Kenneth E. Dornblaser[6]	300%	275%

(1)   The LTIP target percentage is a percentage of salary rate. See the Summary Compensation Table on page 83 for amounts earned.

(2)   Effective May 28, 2019, our Board of Directors appointed Mr. Pigott as President of the Company. Effective October 1, 2019, Mr. Pigott succeeded Mr. Foutch as the Company's Chief Executive Officer and now serves as President and Chief Executive Officer.

(3)   Effective October 17, 2018, our Board of Directors appointed Dr. Chandler as Senior Vice President and Chief Operating Officer, a newly created position. Dr. Chandler joined the Company in 2012 and has served as Vice President—Operations since 2016. Dr. Chandler's 2018 long-term incentive target percentage was based on her previous position as Vice President—Operations.

(4)   Effective April 2, 2019, our Board of Directors appointed Mr. Denny as Senior Vice President—General Counsel & Secretary. Mr. Denny joined the Company in 2013 and most recently served as Vice President and General Counsel since 2018. Mr. Denny's 2019 long-term incentive target percentage was based on his previous position effective August 18, 2018.

(5)   Effective October 1, 2019, Mr. Foutch transitioned from his role as Chief Executive Officer and will remain as a Non-Executive Chairman of our Board of Directors of the Company until the Company's annual meeting of stockholders in May 2020 at which point he will not stand for reelection. As a result, Mr. Foutch's unvested awards were forfeited.

(6)   Effective April 2, 2019, Messrs. Schooley and Dornblaser retired and effective April 8, 2019, Mr. Buterbaugh terminated due to a company-wide reorganization. As a result, Mr. Schooley's, Dornblaser's and Buterbaugh's unvested awards were forfeited.

The value of the long-term incentive awards to be granted was determined by taking the LTIP target percentage multiplied by the most recent salary rate prior to the grant date ("Grant Value"). The total number of both the shares of stock and performance units granted were calculated by dividing the Grant Value by the average closing price of our stock for the 10 trading days ended February 28, 2019 and June 3, 2019 for an average closing price of $3.65 and $2.97, respectively. The grant date, number of shares of restricted stock, number of performance units and grant-date fair values are presented in the following table.

The grant-date fair values were computed in accordance with FASB ASC Topic 718 as described in Note 8 to our audited consolidated financial statements in our 2019 Annual Report, and not the Grant Value.

Name	Grant date	Restricted stock[1]		Performance units[2]	
		Shares of stock (#)	Grant-date fair value ($)	Units (#)	Grant-date fair value ($)
Jason Pigott	6/3/2019	587,879	1,522,607	587,879	1,481,455
Michael T. Beyer	2/28/2019	78,630	269,701	78,630	294,076
T. Karen Chandler	2/28/2019	277,397	951,472	277,397	1,037,465
Mark D. Denny	2/28/2019	75,342	258,423	75,342	281,779
Randy A. Foutch[3]	2/28/2019	348,493	1,195,331	348,493	1,303,364
Richard C. Buterbaugh[4]	2/28/2019	325,342	1,115,923	325,342	1,213,526
Daniel C. Schooley[4]	2/28/2019	273,288	937,378	273,288	1,019,364
Kenneth E. Dornblaser[4]	2/28/2019	141,267	484,546	141,267	526,926

(1) The restricted stock's grant-date fair value was computed in accordance with FASB ASC Topic 718 and was determined based on the closing price of our common stock on the NYSE on February 28, 2019 and June 3, 2019, which was $3.43 and $2.59, respectively, per share. These shares vest 33%, 33% and 34% on a time basis per year beginning on the first anniversary date of the grant.

(2) The combined grant-date fair value per performance unit is as follows: $2.52 for Mr. Pigott, $3.74 for Dr. Chandler and Messrs. Beyer, Denny and Foutch and $3.73 for Messrs. Buterbaugh, Schooley and Dornblaser. These performance units are payable in cash or common stock upon a three-year cliff vest for achievement of a "Threshold," "Target" or "Maximum" level of performance, and interpolated between levels, for each of the RTSR performance, ASTR appreciation and ROACE percentage for the performance period of January 1, 2019 to December 31, 2021. As of December 31, 2019, the performance units will be payable in common stock. For further discussion see Grants of Plan-Based Awards for the Year Ended December 31, 2019.

(3) Effective October 1, 2019, Mr. Foutch transitioned from his role as Chief Executive Officer and will remain as a Non-Executive Chairman of our Board of Directors of the Company until the Company's annual meeting of stockholders in May 2020 at which point he will not stand for reelection. As a result, Mr. Foutch's unvested awards were forfeited.

(4) Effective April 2, 2019, Messrs. Schooley and Dornblaser retired and effective April 8, 2019, Mr. Buterbaugh terminated due to a company-wide reorganization. As a result, all unvested awards were forfeited for Messrs. Schooley, Dornblaser and Buterbaugh.

See Note 18 to our audited consolidated financial statements in our 2019 Annual Report for additional information on the Company's organizational restructuring.

2017 Performance Unit Awards

The performance unit awards granted on February 17, 2017 had a performance period of January 1, 2017 to December 31, 2019, resulting in a TSR Modifier of 0% based on the Company finishing in the 15th percentile of its peer group for relative TSR. The 2017 performance unit awards were not converted into common stock but lapsed at vesting in the first quarter of 2020.

The following table shows the peer group used to measure the TSR for the 2017 performance unit awards.

• Callon Petroleum Company	• EP Energy Corporation	• SM Energy Company
• Cimarex Energy Co.	• Parsley Energy, Inc.	• Whiting Petroleum Corporation
• Concho Resources, Inc.	• Pioneer Natural Resources Company	• WPX Energy, Inc.
• Diamondback Energy, Inc.	• QEP Resources, Inc.	
• Energen Corporation	• RSP Permian, Inc.	

SAY-ON-PAY RESULTS, STOCKHOLDER ENGAGEMENT AND MANAGEMENT RESPONSIVENESS

Of the shares voted at the 2019 annual meeting of stockholders, 67.93% voted to approve Laredo's 2018 executive compensation. Given the unsatisfactory result, the Compensation Committee and the Company conducted an extensive stockholder outreach to solicit stockholder feedback on its compensation practices. We actively reached out to 26 of the Company's largest institutional shareholders regarding our compensation program. The chair of the Compensation Committee, the general counsel and the vice president of investor relations were available to participate in all meetings, and the Compensation Committee Chair participated in more than 80% of the meetings held.

Based on the feedback we received, the overarching reason for negative votes on our compensation structure last year was related to severance payments made to certain executive officers who retired in April 2019. To address this issue, the Company developed a market-based executive severance plan (the ''Severance Plan'') approved by the Board in February 2020. The severance plan is applicable only to involuntary termination without cause or other termination due to a good reason, and no severance payments will be made upon voluntary retirement. For more details regarding the Severance Plan, see the Employment, Severance or Change in Control Agreements section.

In August 2019, the Compensation Committee hired a new independent compensation consultant, WTW, to assist in conducting a comprehensive review of every element of our compensation program and review our peer groups and benchmarking processes. As a result of this review, the Compensation Committee recommended and the Board approved several changes to our compensation structure for 2020 as discussed in detail in the Material Changes for 2020 Executive Compensation section.

The below table is a summary of key feedback received and the resulting actions taken by the Compensation Committee, the Board and senior management. The Compensation Committee will continue to review stockholder votes on our executive compensation and engage regularly with stockholders to determine whether to make changes to the program accordingly.

What We Heard		What We Did
• Of the shares that voted, 67.93% approved of Laredo's 2018 executive compensation at our 2019 annual meeting.	→	The Compensation Committee conducted an extensive stockholder outreach to solicit stockholder feedback on its compensation practices. Additionally, the Compensation Committee hired a new independent compensation consultant to assist in performing a comprehensive review of every element of our compensation program.
• Company's general and administrative costs are too high and need to be reduced.	→	The Company engaged in a reduction in force in April 2019 that decreased the Company's total employee count by approximately 20%, including a greater than 40% reduction at the Vice President and above level, which resulted in annualized savings of approximately $30 million.
• The Company should not pay severance for a retirement event.	→	Developed and instituted a market-based severance plan that is applicable only to involuntary termination without cause or other termination due to good reason.
• The Company's Board should have an independent chair person.	→	The Board separated the role of Chair and CEO when Mr. Pigott became CEO in October 2019. Mr. Foutch remained on the Board as Chairman but will not stand for re-election at this Annual Meeting. The Board has committed to elect an independent Board Chair upon Mr. Foutch's departure.
• Increase disclosures regarding environmental, social and governance factors.	→	Gave an overview of Laredo's sustainability efforts in this year's Proxy Statement and committed to creating a Sustainability Report within one year.
• Consider adding sustainability performance metrics.	→	Added performance metrics related to releases and emissions to our STIP award performance metrics.
• Enhance disclosures regarding the Compensation Committee's compensation decision-making process.	→	Included additional disclosures regarding the role of Compensation Committee, development of performance metrics, changes to 2020 compensation program and stockholder engagement in the Compensation Discussion and Analysis section.
• Some investors disfavor a classified Board Structure.	→	Our Board annually reviews our structure and continues to believe our current structure is appropriate given our concentration of large stockholders.
• The Compensation Committee's subjective assessment of the Company's overall strategic performance should be used sparingly to increase the STIP payout percentage above objective criteria level.	→	For the 2019 STIP, the Compensation Committee did not increase the aggregate payout above the objective criteria level; and, historically, the Compensation Committee has rarely increased the STIP payout percentage above the objective criteria level.

MATERIAL CHANGES FOR 2020 EXECUTIVE COMPENSATION

As part of its annual compensation review, the Compensation Committee, with the assistance of WTW, reviewed the peer group used to benchmark our compensation structure. WTW recommended removing Range Resources Corp. and WPX Energy, Inc. from our peer group due to their revenue size compared to Laredo. Our Compensation Committee and Board reviewed and discussed these recommendations and ultimately adopted the below peer group used to benchmark our 2020 compensation structure.

2020 Peer Group*

• Callon Petroleum Company	• Matador Resources Company	• SM Energy Company
• Carrizo Oil & Gas, Inc.	• Oasis Petroleum Inc.	• SRC Energy, Inc.
• Centennial Resource Development, Inc.	• Parsley Energy, Inc.	• Whiting Petroleum Corp..
• Extraction Oil & Gas, Inc.	• PDC Energy, Inc.	
• Jagged Peak Energy Inc.	• QEP Resources, Inc.	

*   This peer group was used to develop competitive market data in November 2019 to inform the 2020 executive compensation decisions. Since that time, several companies were acquired and removed from the peer group.

Base Salary

Following an extended review of data provided by WTW with respect to target pay elements of our peer group, and in accordance with our compensation philosophy of targeting our officer salary rate at the market median, our Compensation Committee and our Board of Directors elected not to change the salary rates for 2020 for our NEOs, as indicated in the table below.

Name	2019 salary rate ($)	2020 salary rate ($)	Salary rates' percent change
Jason Pigott	720,000	720,000	—%
Michael T. Beyer	400,000	400,000	—%
T. Karen Chandler	450,000	450,000	—%
Mark D. Denny	325,000	325,000	—%

2020 STIP Target Award Levels

Following consultation with WTW, our Compensation Committee determined not to change the individual STIP target percentages for our NEOs for the 2020 calendar year performance. Therefore, the STIP target award levels remain as indicated in the following table.

Name	2019 STIP target percentage	2020 STIP target percentage
Jason Pigott	110%	110%
Michael T. Beyer	90%	90%
T. Karen Chandler	85%	85%
Mark D. Denny	85%	85%

2020 STIP Performance Metrics

Effective for 2020, following consultation with certain of our investors and WTW, our Compensation Committee recommended and the Board approved the objective STIP performance metrics and relative weightings for 2020 as reflected below. We believe that these updated metrics and relative weightings are aligned with our 2020 business strategy, place a focus on capital efficiency and provide the type of incentives sought by our Board of Directors and investors. The objective 2020 STIP performance metric results continue to establish 70% of the total STIP awards, while the remaining 30% is subjectively determined by the Compensation Committee considering the Company's overall strategic performance in other areas.

2020 STIP performance metric	Relative weighting
Environmental:	
Spill Severity Rate[1]	7.5%
Air Stewardship[2]	7.5%
Drilling Rate of Return[3]	30.0%
Free Cash Flow[4]	20.0%
Cash Costs Control per BOE[5]	12.5%
Net Debt to Adjusted EBITDA[6]	12.5%
Gross Inventory Added with a Minimum 30% Drilling ROR[7]	10.0%

(1)   Volumes of reportable releases (Bbl oil/water released per 1 MM Bbl oil/water handled).

(2)   Mcf flared/vented per Bcf produced.

(3)   Total future cumulative net cash flows of operated wells with first oil production in 2020, with production and capital beginning on January 1, 2020, utilizing realized pricing based upon $50 per BO West Texas Intermediate and $2.35 per MMBtu Henry Hub flat benchmark pricing, including hedges in place as of February 14, 2020.

(4)   Adjusted EBITDA less interest expense and cash costs incurred, excluding acquisitions.

(5)   LOE and cash G&A expenses divided by BOE for the year ended December 31, 2020.

(6)   Net debt as of December 31, 2020 divided by Adjusted EBITDA for the year ended December 31, 2020.

(7)   Gross inventory added that meets or exceeds the minimum drilling rate of return of 30% via acquisitions or improved economics on existing acreage.

2020 LTIP Target Percentage

Following consultation with WTW and a review of data associated with our peer group and the industry in general, our Compensation Committee determined not to change the individual LTIP target percentages for our NEOs in 2020 as presented below.

Name	2019 long-term incentive target percentage[1]	2020 long-term incentive target percentage[1]
Jason Pigott	485%	485%
Michael T. Beyer[2]	200%	375%
T. Karen Chandler	450%	450%
Mark D. Denny[3]	200%	231%

(1)   The LTIP target percentage is a percentage of salary rate.

(2)   Effective April 8, 2019, our Board of Directors appointed Mr. Beyer as Senior Vice President and Chief Financial Officer. Mr. Beyer joined the Company in 2007 and most recently served as Vice President, Controller and Chief Accounting Officer since 2014. As a result of Mr. Beyer's change in roles, his 2020 long-term incentive target percentage was increased.

(3)   Effective April 2, 2019, our Board of Directors appointed Mr. Denny as Senior Vice President—General Counsel & Secretary. Mr. Denny joined the Company in 2013 and most recently served as Vice President and General Counsel since 2018. As a result of Mr. Denny's change in roles, his 2020 long-term incentive target percentage was increased.

LTIP Awards Granted in 2020

The number of shares of restricted stock and performance units granted on March 5, 2020 to our NEOs are presented below. These grants were calculated based on the average closing price of our common stock for the 10 trading days ending on the day of the Board meeting held on February 20, 2020. This 10-day average closing price was $1.58.

Name	Grant date	Restricted stock[1]		Performance units[2]	
		Shares of stock (#)	Grant-date fair value ($)	Units (#)	Grant-date fair value ($)
Jason Pigott	3/5/2020	1,105,064	906,152	1,105,064	850,899
Michael T. Beyer	3/5/2020	474,684	389,241	474,684	365,507
T. Karen Chandler	3/5/2020	640,823	525,475	640,823	493,434
Mark D. Denny	3/5/2020	237,579	194,815	237,579	182,936

(1)   The restricted stocks' grant-date fair value is computed in accordance with FASB ASC Topic 718 and is determined based on the closing price of our common stock on the NYSE on March 5, 2020, which was $0.82 per share. These shares vest 33%, 33% and 34% on a time basis per year beginning on the first anniversary date of the grant.

(2)   The combined $0.77 per unit grant-date fair value was computed in accordance with FASB ASC Topic 718 and consists of (i) $0.91 per unit grant-date fair value, determined utilizing a Monte Carlo simulation, for the (1/3) RTSR Factor, (ii) $0.58 per unit grant-date fair value, determined utilizing a Monte Carlo simulation, for the (1/3) ATSR Factor and (iii) $0.82 per unit grant-date fair value for the (1/3) ROACE Factor determined based on the closing price of our common stock on the NYSE on March 5, 2020. These performance units will be settled in cash, have a three-year cliff vest and a performance period of January 1, 2020 to December 31, 2022.

2020 Performance Unit Award Performance Metrics and Peer Group

The performance metrics for the performance unit awards granted to the NEOs in 2020 will remain the same, but the Compensation Committee recommended and the Board approved updating the weighting given to each performance metric to give them equal weight as follows:

2019 PERFORMANCE UNIT AWARD METRICS		2020 PERFORMANCE UNIT AWARD METRICS	
• Relative three-year total shareholder return	1/4	• Relative three-year total shareholder return	1/3
• Absolute three-year total shareholder return	1/4	• Absolute three-year total shareholder return	1/3
• Three-year return on average capital employed	1/2	• Three-year return on average capital employed	1/3
	100%		100%

As previously discussed in the 2019 Executive Compensation Program section, the RTSR Performance Percentage, ATSR Appreciation and ROACE Percentage will be used to identify the RTSR factor, the ATSR factor and the ROACE factor, respectively, which are used to compute the ''Performance Multiple'' and ultimately to determine the final number of shares associated with each performance share unit granted at the maturity date (with all partial shares rounded, as appropriate). The Compensation Committee and the Board capped any payout of the performance unit awards at 100%, however, if the ATSR Appreciation is below zero. These performance units will be payable, if at all, in cash.

The Compensation Committee determined that for the 2020 performance unit awards it would use a larger peer group in order to make the performance comparison more representative of a broader energy market and to protect against the peer group shrinking in size below an acceptable level in the case of mergers, acquisitions, bankruptcies or other liquidation events of peer companies during the performance period. Below is the 2020 peer group for the 2020 performance unit awards.

• Amplify Energy Corp.	• Extraction Oil & Gas, Inc.	• Penn Virginia Corporation
• Berry Petroleum Corporation	• Falcon Minerals Corporation	• PrimeEnergy Resources Corporation
• Bonanza Creek Energy, Inc.	• Gulfport Energy Corporation	• QEP Resources, Inc.
• Brigham Minerals, Inc.	• HighPoint Resources Corporation	• Ring Energy, Inc.
• California Resources Corporation	• Magnolia Oil & Gas Corporation	• SM Energy Company
• Callon Petroleum Company	• Matador Resources Company	• Southwestern Energy Company
• CNX Resources Corporation	• Montage Resources Corporation	• Talos Energy, Inc.
• Comstock Resources, Inc.	• Northern Oil & Gas, Inc.	• Tellurian, Inc.
• Denbury Resources, Inc.	• Oasis Petroleum, Inc.	• W&T Offshore, Inc.
• Earthstone Energy, Inc.	• Panhandle Oil and Gas, Inc.	• Whiting Petroleum Corporation
• Evolution Petroleum Corporation	• PDC Energy, Inc.	

EMPLOYMENT, SEVERANCE OR CHANGE IN CONTROL AGREEMENTS

We do not currently maintain any long-term employment agreements. On November 9, 2011, the Company adopted the Laredo Petroleum, Inc. Change in Control Executive Severance Plan (as amended, the ''Change in Control Plan''), which provides severance payments and benefits to our named executive officers and eligible persons with the title of vice president and above, as determined by our Compensation Committee. The policy provides an eligible participant with a lump-sum cash severance payment and continued health benefits in the event that the participant experiences a qualifying termination event within the 18-month period following the occurrence of a qualifying change in control event (''double trigger''). In the event that an eligible executive's employment is terminated without cause by the employer or for good reason by the executive within the 18-month period following the occurrence of a change in control, the executive would become entitled to receive 100% (in the case of our Chief Executive Officer, 300%, and in the case of our other named executive officers, 200%) of the executive's salary rate and 200% (in the case of our Chief Executive Officer, 300%, and in the case of our other named executive officers, 200%) of the executive's target STIP cash bonus and prorated amount of such target STIP cash bonus for the fiscal year in which the change in control payment is triggered. In addition, the executive would receive Company-paid COBRA continuation coverage for up to 18 months following the date of termination. The policy contains a modified cutback provision whereby payments payable to an executive may be reduced if doing so would put the executive in a more advantageous after-tax provision than if payments were not reduced and the executive became subject to excise taxes under Section 4999 of the Code and loss of deduction under Section 280G of the Code. We believe these severance levels are comparable to those utilized by our peer group.

We believe that our Change in Control Plan, including its requirement of a ''double trigger,'' provides suitable incentive for our officers to remain with the Company in the event of a potential change in control through the consummation of any such transaction. We further believe such an incentive is to the benefit of our stockholders as well as any potential purchaser in connection with a change in control transaction, as it helps to ensure the continued operation and seamless transition of the Company prior to and through the conclusion of any such transaction. The compensation ''multipliers'' among the different categories of our officers were established based upon information provided by FWC regarding both our peer group and the industry in general.

In addition to the Change in Control Plan, on February 20, 2020, the Company adopted the Laredo Petroleum, Inc. Executive Severance Plan (as amended, the ''Severance Plan''), which provides severance payments and benefits to our named executive officers and eligible persons with the title of vice president and above, as determined by our Compensation Committee. The Severance Plan provides an eligible participant with a lump-sum cash severance payment and continued health benefits in the event of involuntary termination without cause or other termination due to a good reason. In the event of a qualifying termination under the Severance Plan, the participant would become entitled to receive 100% (in the case of our Chief Executive Officer, 200%, and in the case of our other named executive officers, 150%) of the participant's salary rate and 100% (in the case of our Chief Executive Officer, 200%) of the participant's target STIP cash bonus and prorated amount of such target STIP cash bonus for the fiscal year in which the change in control payment is triggered. The Severance Plan also provides for amount in cash equal to the value of (i) the number of unvested restricted stock awards held by the participant multiplied by the closing stock price on the last trading day before the participant's termination; plus (ii) the number of all other long-term compensation and equity awards not covered in (i) prorated based on the date of termination, multiplied by a current value of each such award. In addition, the participant would receive Company-paid COBRA continuation coverage for up to 18 months following the date of termination. We believe these severance levels are comparable to those utilized by our peer group. The compensation ''multipliers'' among the different categories of our officers were established based upon information provided by WTW regarding both our peer group and the industry in general.

Compensation Committee Report

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS*

Pamela S. Pierce, Chair
William E. Albrecht (appointed in February 2020)
Dr. Craig M. Jarchow (appointed in February 2020)
James R. Levy, Member
Edmund P. Segner, III
Donald D. Wolf, Member (retired May 2019)

*   Donald D. Wolf was a member of the Compensation Committee until the 2019 annual meeting.

The information contained in this Compensation Committee Report shall not be deemed to be ''soliciting material'' or to be ''filed'' with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the ''Securities Act''), or the Exchange Act, except to the extent that the Company specifically incorporates such information by reference in such filing.

SUMMARY COMPENSATION

The following table summarizes, with respect to our NEOs, information relating to the compensation (as defined by the SEC) for services rendered in all capacities during the fiscal years ended December 31, 2019, 2018 and 2017.

Summary Compensation Table

Name and principal position	Year	Salary ($)[1]	Cash awards ($)[1][2]	Restricted stock awards ($)[3]	Stock option awards ($)[3]	Performance unit awards ($)[3][4]	Out-performance award ($)[5]	All other compensation ($)[1]	Total ($)
Jason Pigott,	2019	412,615	2,129,120	2,394,660	—	1,481,455	670,000	130,091	7,217,941
President and	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chief Executive Officer	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael T. Beyer,	2019	367,404	350,503	269,701	—	294,076	—	17,340	1,299,024
Senior Vice President and	2018	286,692	181,000	385,689	—	319,584	—	17,040	1,190,005
Chief Financial Officer	2017	276,846	204,000	140,197	123,509	376,597	—	16,740	1,137,889
T. Karen Chandler,	2019	450,000	454,314	951,472	—	1,037,465	—	18,210	2,911,461
Senior Vice President and	2018	340,192	260,000	383,665	—	350,756	—	17,910	1,352,523
Chief Operating Officer	2017	293,462	216,000	148,232	130,590	398,179	—	18,110	1,204,573
Mark D. Denny,	2019	310,769	280,003	258,423	—	281,779	—	17,886	1,148,860
Senior Vice President—	2018	259,615	164,000	272,611	—	217,140	—	17,113	930,479
General Counsel & Secretary	2017	248,724	183,000	94,223	83,000	253,081	—	16,409	878,437
Randy A. Foutch,[7]	2019	743,101	882,450	1,195,331	—	1,303,364	—	6,131,349	10,255,595
Former Chairman and Chief	2018	848,000	953,000	3,784,422	—	3,210,524	—	44,788	8,840,734
Executive Officer	2017	840,615	1,107,000	1,118,544	985,395	3,004,622	—	47,426	7,103,602
Richard C. Buterbaugh,[8]	2019	163,144	—	1,115,923	—	1,213,526	—	1,683,416	4,176,009
Former Executive Vice President and	2018	499,615	405,000	1,681,088	—	1,447,586	—	20,364	4,053,653
Chief Financial Officer	2017	486,154	460,000	492,435	433,825	1,322,793	—	21,214	3,216,421
Daniel C. Schooley,[8]	2019	137,041	—	937,378	—	1,019,364	—	1,527,875	3,621,658
Former Senior Vice President—	2018	419,231	321,000	1,309,026	—	1,204,280	—	20,064	3,273,601
Midstream, Marketing and Subsurface	2017	396,923	355,000	301,490	265,604	809,879	—	20,264	2,149,160
Kenneth E. Dornblaser,[8]	2019	122,719	—	484,546	—	526,926	—	1,068,027	2,202,218
Former Senior Vice President—	2018	374,615	287,000	785,013	—	626,361	—	20,664	2,093,653
Legal and Administrative	2017	362,692	324,000	275,114	242,364	739,009	—	20,864	1,964,043

(1) The amounts presented in these columns reflect the actual amounts earned in 2019, 2018 and 2017, even if paid in another year.

(2) The amount presented for Mr. Pigott in 2019 includes a one-time cash signing award of $1,250,000. The amount presented for Mr. Foutch in 2019 is a prorated STIP award.

(3) For the 2019, 2018 and 2017 awards, the amounts presented in these columns reflect the grant-date fair value of the restricted stock awards, stock option awards and performance unit awards, with the exception of the performance unit awards granted on February 28, 2019 which were modified on May 16, 2019, computed in accordance with FASB ASC Topic 718. See footnote (4) below for additional discussion. The restricted stock award amount for Mr. Pigott in 2019 includes a one-time new hire grant on June 3, 2019 with a grant-date fair value equal to $872,053. The 2018 restricted stock awards' amounts include a one-time grant to recognize the successful sale of LMS' 49% interest in Medallion Gathering and Processing, LLC while aligning the equity award with the interests of stockholders. Please refer to Note 8 to our consolidated financial statements in our 2019 Annual Report for disclosures regarding fair value estimates of restricted stock awards, stock option awards, performance unit awards and outperformance award.

(4) For the performance unit awards granted on February 28, 2019, the amounts presented in this column for Dr. Chandler and Messrs. Beyer, Denny and Foutch reflect the fair value on the modification date of May 16,

2019. These performance unit awards were modified due to the Board of Directors election to change the form of payment from cash to common stock, resulting in an incremental increase in the fair value of $2,774, $786, $753 and $3,485, respectively. For the performance unit awards granted on February 28, 2019, the amounts presented in this column for Messrs. Buterbaugh, Schooley and Dornblaser reflect the fair value on grant date, as they were no longer employed on the modification date of May 16, 2019.

(5)   The amount presented for Mr. Pigott in 2019 reflects the grant-date fair value of a one-time new hire outperformance award granted on June 3, 2019.

(6)   The amounts presented in this column include the aggregate value of matching contributions to our 401(k) plan, the dollar values of life insurance coverage, charitable gifts made on behalf of the NEOs pursuant to our charitable gift matching program, wellness reimbursements and health savings contributions, among other items. Dr. Chandler and Messrs. Beyer, Denny and Foutch each received matching contributions to our 401(k) plan of $16,800 for 2019. The amounts presented in this column for Mr. Foutch include the aggregate incremental cost of expenses that were paid by us pursuant to the terms of the Aircraft Lease and our aircraft use policy, which would otherwise have been paid by Lariat Ranch, an entity controlled by Mr. Foutch, for the use of Lariat Ranch's aircraft not directly related to Laredo's business. These payments during the years 2018 and 2017 were $20,930 and $23,868 respectively, and they represent only a portion of the total costs incurred by Lariat Ranch of flying the aircraft. For further details, please see ''TRANSACTIONS WITH RELATED PERSONS—Other Related-Party Transactions.'' The amount presented in 2019 for Mr. Foutch includes a transition payment received of $5,850,000 in connection with the transition from his role as Chief Executive Officer, and the amounts presented in 2019 for Messrs. Buterbaugh, Schooley and Dornblaser include payments received of $1,603,400, $1,356,600, and $1,060,400 respectively, in connection with their employment ending during 2019. The amount presented in 2019 for Mr. Foutch includes cash compensation of $250,000 for his service on the Board of Directors. The amounts presented in 2019 for Messrs. Pigott and Buterbaugh include relocation expense reimbursements of $129,623 and $70,000, respectively. The amount presented in 2019 for Mr. Schooley includes compensation received of $163,200 for consulting services provided subsequent to his retirement date.

(7)   Effective October 1, 2019, Mr. Foutch transitioned from his role as Chief Executive Officer and will remain as a Non-Executive Chairman of our Board of Directors of the Company until the Company's annual meeting of stockholders in May 2020 at which point he will not stand for reelection. As a result, Mr. Foutch's unvested awards were forfeited.

(8)   Effective April 2, 2019, Messrs. Schooley and Dornblaser retired and effective April 8, 2019, Mr. Buterbaugh terminated due to a company-wide reorganization. As a result, all unvested awards were forfeited for Messrs. Schooley, Dornblaser and Buterbaugh.

See Note 18 to our audited consolidated financial statements in our 2019 Annual Report for additional information on the Company's organizational restructuring.

REALIZED COMPENSATION

The calculation of total compensation, as shown in the Summary Compensation Table, includes items driven by accounting assumptions as defined by the SEC. As a result, total compensation as defined by the SEC differs substantially from the compensation actually realized by our NEOs in a particular year. To supplement the SEC-required disclosure, the table below shows compensation actually realized by the NEOs. These amounts are not a substitute for the amounts reported as total compensation as defined by the SEC. Realized compensation includes each NEOs' earned salary, earned cash awards, value realized on vesting of stock awards, value realized on exercise of stock options, value realized on vesting of performance unit awards and all other compensation, which includes matching contributions to our 401(k) plan, the dollar values of life insurance coverage, charitable gifts made on behalf of NEOs pursuant to our charitable gift matching program, wellness reimbursements and health savings contributions, among other items.

The following table summarizes, with respect to our NEOs, information relating to the realized compensation earned for services rendered in all capacities during the fiscal years ended December 31, 2019 and 2018.

Name	Realized compensation	
	2019	2018
Jason Pigott	$2,671,826	N/A
Michael T. Beyer	$ 867,695	$ 610,417
T. Karen Chandler	$1,079,167	$ 784,614
Mark D. Denny	$ 703,572	$ 570,593
Randy A. Foutch	$8,953,143	$2,843,255
Richard C. Buterbaugh	$2,371,198	$1,366,139
Daniel C. Schooley	$2,017,304	$1,002,804
Kenneth E. Dornblaser	$1,464,462	$1,105,162

GRANTS OF PLAN-BASED AWARDS FOR THE YEAR ENDED DECEMBER 31, 2019

The following table provides information concerning each award granted to our NEOs under any plan during the year ended December 31, 2019. The grant-date fair values presented in the following table were computed in accordance with FASB ASC Topic 718 as described in Note 8 to our audited consolidated financial statements in our 2019 Annual Report, and not the Grant Value.

| Name | Grant date | Restricted stock[1] | | Performance units[2] | | Performance units estimated future payout | | | Outperformance award[3] | Outperformance award estimated future payout | |
		Shares of stock (#)	Grant-date fair value ($)	Units (#)	Grant-date fair value ($)	Threshold (#)[4]	Target (#)[5]	Maximum (#)[6]	Grant-date fair value ($)	Threshold (#)[7]	Maximum (#)[8]
Jason Pigott	6/3/2019	924,579	2,394,660	587,879	1,481,455	404,167	587,879	1,175,758	670,000	200,000	1,000,000
Michael T. Beyer	2/28/2019	78,630	269,701	78,630	294,076	54,058	78,630	157,260	—	—	—
T. Karen Chandler	2/28/2019	277,397	951,472	277,397	1,037,465	190,710	277,397	554,794	—	—	—
Mark D. Denny	2/28/2019	75,342	258,423	75,342	281,779	51,798	75,342	150,684	—	—	—
Randy A. Foutch[9]	2/28/2019	348,493	1,195,331	348,493	1,303,364	239,589	348,493	696,986	—	—	—
Richard C. Buterbaugh[10]	2/28/2019	325,342	1,115,923	325,342	1,213,526	223,673	325,342	650,684	—	—	—
Daniel C. Schooley[10]	2/28/2019	273,288	937,378	273,288	1,019,364	187,886	273,288	546,576	—	—	—
Kenneth E. Dornblaser[10]	2/28/2019	141,267	484,546	141,267	526,926	97,121	141,267	282,534	—	—	—

(1)   The restricted stock's grant-date fair values were determined based on the closing price of our common stock on the NYSE on February 28, 2019 and June 3, 2019, which were $3.43 and $2.59, respectively, per share. These shares vest 33%, 33% and 34% on a time basis per year beginning on the first anniversary date of the grant. Mr. Pigott's restricted stock includes a one-time new hire restricted stock award of 336,700 shares.

(2)   The combined grant-date fair value per performance unit is as follows: $2.52 for Mr. Pigott, $3.74 for Dr. Chandler and Messrs. Beyer, Denny and Foutch and $3.73 for Messrs. Buterbaugh, Schooley and Dornblaser. See the table below for additional information on the combined grant-date fair value per performance unit. These performance units are payable in cash or common stock upon a three-year cliff vest for achievement of a "Threshold," "Target" or "Maximum" level of performance, and interpolated between levels, for each of the RTSR performance, ASTR appreciation and ROACE percentage for the performance period of January 1, 2019 to December 31, 2021. As of December 31, 2019, the performance units will be payable in common stock.

(3)   Mr. Pigott received a one-time new hire outperformance award granted on June 3, 2019. If earned, the payout ranges from 0 to 1,000,000 shares in the Company's common stock per the vesting schedule. This award is subject to a combination of market and service vesting criteria, therefore, a Monte Carlo simulation was utilized to determine the grant-date fair value. The payout of this award is based on the highest 50 consecutive trading day average closing stock price ("Average Stock Price") of the Company that occurs during the performance period that commenced June 3, 2019 and ends June 3, 2022 ("Final Date"). The Average Stock Price hurdles range from $6.00 to $15.00. In the event that the Average Stock Price is between two hurdles, then there shall be no linear interpolation between the two hurdles. Of the earned outperformance shares, one-third of the award will vest on the Final Date, one-third will vest on the first anniversary of the Final Date and one-third will vest on the second anniversary of the Final Date, provided that Mr. Pigott has been continuously employed with the Company through the applicable vesting date.

(4)   In order to determine the "Threshold" number of units, an achievement over a three-year period of (.25) RTSR performance equaling the 30th percentile (12.5% of total performance units payable in stock) and (.25) ASTR performance equaling 10% (6.25% of total performance units payable in stock) were utilized. The (.50) ROACE portion of the award does not have an explicit "Threshold" level of performance. An ROACE % less than 10% receives an ROACE Factor of 0%. An ROACE % greater than 10% up to but not equal to 20% receives an ROACE Factor directly interpolated between 0% and 100%. An ROACE % of 20% up to 30% receives an ROACE Factor directly interpolated between 100% and 200%. In order to determine the "Threshold" number of units for the

ROACE portion, performance equaling 20% is utilized (50% of total performance units payable in stock). All intervening percentages are directly interpolated.

(5) In order to determine the ''Target'' number of units, an achievement over a three-year period of (.25) RTSR performance equaling the 60th percentile (25% of total performance units payable in stock), (.25) ASTR performance equaling 35% (25% of total performance units payable in stock) and (.50) ROACE performance equaling 20% (50% of total performance units payable in stock) were utilized. All intervening percentages are directly interpolated.

(6) In order to determine the ''Maximum'' number of units, an achievement over a three-year period of (.25) RTSR performance equaling or exceeding the 90th percentile (50% of total performance units payable in stock), (.25) ASTR performance equaling or exceeding 60% (50% of total performance units payable in stock) and (.50) ROACE performance equaling or exceeding 30% (100% of total performance units payable in stock) were utilized. All intervening percentages are directly interpolated.

(7) The ''Threshold'' number of units is based on the Company's achievement of an Average Stock Price of $6.00 during the three-year performance period.

(8) The ''Maximum'' number of units is based on the Company's achievement of an Average Stock Price of $15.00 during the three-year performance period.

(9) Effective October 1, 2019, Mr. Foutch transitioned from his role as Chief Executive Officer and will remain as a Non-Executive Chairman of our Board of Directors of the Company until the Company's annual meeting of stockholders in May 2020 at which point he will not stand for reelection. As a result, Mr. Foutch's unvested awards were forfeited.

(10) Effective April 2, 2019, Messrs. Schooley and Dornblaser retired and effective April 8, 2019, Mr. Buterbaugh terminated due to a company-wide reorganization. As a result, all unvested awards were forfeited for Messrs. Schooley, Dornblaser and Buterbaugh unvested awards were forfeited.

See Note 18 to our audited consolidated financial statements in our 2019 Annual Report for additional information on the Company's organizational restructuring.

The following table presents the grant-date fair values per performance unit computed in accordance with FASB ASC Topic 718:

	June 3, 2019	February 28, 2019[1]	February 28, 2019[2]
Market criteria:	(.25) RTSR Factor + (.25) ATSR Factor		
Grant-date fair value per performance unit[3]	$2.45	$3.98	$4.03
Performance criteria:	(.50) ROACE Factor		
Grant-date fair value per performance unit[4]	$2.59	$3.49	$3.43
Combined grant-date fair value per performance unit	$2.52	$3.74	$3.73

(1) Represents the modification-date fair values per performance unit granted on February 28, 2019, and modified on May 16, 2019, to Dr. Chandler and Messrs. Beyer, Denny and Foutch due to the Board of Directors election to change the form of payment from cash to common stock resulting in incremental expense of $2,774, $786, $753 and $3,485, respectively, and is included in the Grants of plan-based awards table for the year ended December 31, 2019. As a result of the modification, their performance units were converted from liability to equity awards.

(2) Represents the grant-date fair values per performance unit granted on February 28, 2019 to Messrs. Buterbaugh, Schooley and Dornblaser, who forfeited their awards prior to the modification date.

(3) The grant-date fair value per performance unit for the (.25) RTSR Factor and the (.25) ATSR Factor were determined utilizing a Monte Carlo simulation.

(4) The grant-date fair value per performance unit for the (.50) ROACE Factor was determined based on the closing price of our common stock on the NYSE on the grant date or, if applicable, the modification date.

LAREDO PETROLEUM, INC. OMNIBUS EQUITY INCENTIVE PLAN

Under the Equity Incentive Plan, awards of stock options, including both incentive stock options and non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units, stock bonus awards, performance unit awards and performance compensation awards (payable in cash or otherwise) may be granted. Subject to adjustment for certain corporate events, 29,850,000 shares is currently the maximum number of shares of our common stock authorized and reserved for issuance under the Equity Incentive Plan.

Eligibility

Our employees, consultants and directors and those of our affiliated companies, as well as those whom we reasonably expect to become our employees, consultants and directors or those of our affiliated companies are eligible for awards, provided that incentive stock options may be granted only to employees. A written agreement between us and each participant will evidence the terms of each award granted under the Equity Incentive Plan.

Shares Subject to the Equity Incentive Plan

The shares that may be issued pursuant to awards are our common stock, $0.01 par value per share, and currently the maximum aggregate amount of common stock that may be issued upon exercise of all awards under the Equity Incentive Plan, including incentive stock options, may not exceed 29,850,000 shares, subject to adjustment to reflect certain corporate transactions or changes in our capital structure. In addition, currently (i) the maximum number of shares with respect to which stock options and/or stock appreciation rights may be granted to any participant in any one-year period is limited to 14,350,000 shares, (ii) the maximum number of shares with respect to which incentive stock options may be granted under the Equity Incentive Plan may not exceed 14,350,000 shares, (iii) no more than 14,350,000 shares may be earned in respect of performance unit awards denominated in shares granted to any single participant for a single calendar year during a performance period, or in the event that the performance unit is paid in cash, other securities, other awards or other property, no more than the fair market value of 14,350,000 shares of common stock on the last day of the performance period to which the award related, and (iv) the maximum amount that can be paid to any single participant in one calendar year pursuant to a cash bonus award is $5 million and awards in respect of no more than 1,435,000 shares may be granted to any non-employee director in a single calendar year, in each case, subject to adjustment for certain corporate events.

If any award under the Equity Incentive Plan expires or otherwise terminates, in whole or in part, without having been exercised in full, the common stock withheld from issuance under that award will become available for future issuance under the Equity Incentive Plan. If shares issued under the Equity Incentive Plan are reacquired by us pursuant to the terms of any forfeiture provision, those shares will become available for future awards under the Equity Incentive Plan. Awards that can only be settled in cash will not be treated as shares of common stock granted for purposes of the Equity Incentive Plan.

Administration

Our Board of Directors, or a committee of members of our Board appointed by our Board, may administer the Equity Incentive Plan, and that administrator is referred to in this summary as the ''administrator.'' Currently, the Compensation Committee serves as the administrator. Among other responsibilities, the administrator selects participants from among the eligible individuals, determines the number of shares of common stock that will be subject to each award and determines the terms and conditions of each award, including exercise price, methods of payment and vesting schedules. Our Board of Directors may amend or terminate the Equity Incentive Plan at any time. Amendments will not be effective without stockholder approval if stockholder approval is required by applicable law or stock exchange requirements.

Adjustments in Capitalization

Subject to the terms of an award agreement, if there is a specified type of change in our common stock, such as extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges or other relevant changes in capitalization, appropriate equitable adjustments or substitutions will be made to the various limits under, and the share terms of, the Equity Incentive Plan and the awards granted thereunder, including the maximum number of shares reserved under the Equity Incentive Plan, the maximum number of shares with respect to which any participant may be granted awards and the number, price or kind of shares of common stock or other consideration subject to awards to the extent necessary to preserve the economic intent of the award. In addition, subject to the terms of an award agreement, in the event of certain mergers, the sale of all or substantially all of our assets, our reorganization or liquidation, or our agreement to enter into any such transaction, the administrator may cancel outstanding awards and cause participants to receive, in cash, stock or a combination thereof, the value of the awards.

Change in Control

In the event of a change in control, all options and stock appreciation rights subject to an award will become fully vested and immediately exercisable and any restricted period imposed upon restricted awards will expire immediately (including a waiver of applicable performance goals). Accelerated exercisability and lapse of restricted periods will, to the extent practicable, occur at a time that allows participants to participate in the change in control. In the event of a change in control, all incomplete performance periods will end, the administrator will determine the extent to which performance goals have been met, and such awards will be paid based upon the degree to which performance goals were achieved.

Clawback Policy

Awards granted under the Equity Incentive Plan are subject to any clawback policy adopted by the Company and to the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, and the rules, regulations and binding, published guidance thereunder, which legislation provides for the clawback and recovery of incentive compensation in the event of certain financial statement restatements.

Nontransferability

In general, each award granted under the Equity Incentive Plan may be exercisable only by a participant during the participant's lifetime or, if permissible under applicable law, by the participant's legal guardian or representative. Except in very limited circumstances, no award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us. However, the designation of a beneficiary will not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

Section 409A

The provisions of the Equity Incentive Plan and the awards granted under the Equity Incentive Plan are intended to comply with or be exempt from the provisions of Section 409A of the Code and the regulations thereunder so as to avoid the imposition on any participant of an additional tax under Section 409A of the Code.

REGISTRATION RIGHTS

We are a party to a registration rights agreement pursuant to which we have granted certain registration rights to entities affiliated with Warburg Pincus that received shares of our common stock in the corporate reorganization consummated prior to our IPO.

OUTSTANDING EQUITY AWARDS AT 2019 FISCAL YEAR-END

The following table provides information concerning restricted stock awards, performance unit awards, outperformance award and stock option awards that are not vested and stock option awards that are vested and exercisable for our NEOs as of December 31, 2019.

Outstanding equity awards table as of December 31, 2019

Name	Grant date	Restricted stock awards		Performance unit awards		Outperformance award		Stock option awards			
		Shares not vested (#)[1]	Market value of shares not vested ($)[2]	Units not vested (#)[3]	Market value of units not vested ($)[2]	Units not vested (#)[4]	Market value of units not vested ($)[2]	Stock options not exercisable (#)[5]	Stock options exercisable (#)	Exercise price ($)	Expiration date
Jason Pigott	6/3/2019	924,579	2,653,542	623,152	1,788,446	200,000	574,000	—	—	—	—
Michael T. Beyer	2/28/2019	78,630	225,668	83,348	239,209	—	—	—	—	—	—
	2/16/2018	23,224	66,653	28,076	80,578	—	—	—	—	—	—
	2/17/2017	3,376	9,689	—	—	—	—	7,510	7,509	14.12	2/17/2027
	5/25/2016	—	—	—	—	—	—	9,784	29,349	4.10	2/19/2026
	2/27/2015	—	—	—	—	—	—	—	21,188	11.93	2/27/2025
	2/15/2013	—	—	—	—	—	—	—	13,077	17.34	2/15/2023
	2/3/2012	—	—	—	—	—	—	—	2,617	24.11	2/3/2022
T. Karen Chandler	2/28/2019	277,397	796,129	294,041	843,898	—	—	—	—	—	—
	2/16/2018	25,489	73,153	30,815	88,439	—	—	—	—	—	—
	2/17/2017	3,570	10,246	—	—	—	—	7,940	7,940	14.12	2/17/2027
	2/15/2013	—	—	—	—	—	—	—	16,430	17.34	2/15/2023
Mark D. Denny	2/28/2019	75,342	216,232	79,863	229,207	—	—	—	—	—	—
	2/16/2018	15,780	45,289	19,076	54,748	—	—	—	—	—	—
	2/17/2017	2,269	6,512	—	—	—	—	5,047	5,046	14.12	2/17/2027
	5/25/2016	—	—	—	—	—	—	6,693	20,077	4.10	2/19/2026

(1) Restricted shares granted in 2019, 2018 and 2017 vest 33%, 33% and 34% on a time basis per year beginning on the first anniversary date of the grant.

(2) Market value is based on the $2.87 per share closing price of our common stock on the NYSE on December 31, 2019, the last trading day of the year.

(3) The performance unit awards granted on February 17, 2017 had a performance period of January 1, 2017 to December 31, 2019 and, as their market criteria were not satisfied, resulted in a TSR Modifier of 0% based on the Company finishing in the 15th percentile of its peer group for relative TSR. As such, the granted units lapsed and were not converted into the Company's common stock during the first quarter of 2020. For the February 16, 2018 performance unit awards, the potential RTSR Factor, ATSR Factor and ROACE Factor pursuant to the next highest performance level of 100%, 25% and 100%, respectively, resulting in a potential Performance Multiple of 81% based on their actual performance through December 31, 2019 attaining 30th percentile in relative TSR, below 10% in absolute TSR and 11% for the ROACE Percentage. See page 65 for discussion of these awards' RTSR Factor, ATSR Factor and ROACE Factor. For the February 28, 2019 performance unit awards, the potential RTSR Factor, ATSR Factor and ROACE Factor pursuant to the next highest performance level of 200%, 25% and 100%, respectively, resulting in a potential Performance Multiple of 106% based on their actual performance through December 31, 2019 attaining 63rd percentile in relative TSR, below 10% in absolute TSR and 10% for the ROACE Percentage. See page 65 for discussion of these awards' RTSR Factor, ATSR Factor and ROACE Factor. The performance unit awards granted February 16, 2018 have a performance period of January 1, 2018 to December 31, 2020, and any shares earned under such awards are expected to be issued in the first quarter of 2021 if the market and/or performance and vesting criteria are met. The performance unit awards granted February 28, 2019 and June 3, 2019 have a performance period of January 1, 2019 to December 31, 2021, and

any shares earned under such awards are expected to be issued in the first quarter of 2022 if the market and/or performance and vesting criteria are met.

(4)   Mr. Pigott received a one-time new hire outperformance award granted June 3, 2019. If earned, the payout ranges from 0 to 1,000,000 shares in the Company's common stock per the vesting schedule. The highest 50 consecutive trading day average closing stock price pursuant to the next highest performance level of $6.00 results in potentially 200,000 units earned based on the stock price performance through December 31, 2019 attaining a highest 50 consecutive trading day average closing stock price of $2.83. The performance period commenced on June 3, 2019 and ends on June 3, 2022 defined elsewhere. Of the earned outperformance shares, one-third of the award will vest on the Final Date, one-third will vest on the first anniversary of the Final Date and one-third will vest on the second anniversary of the Final Date, provided that Mr. Pigott has been continuously employed with the Company through the applicable vesting date. See page 62 for additional information of the outperformance award.

(5)   Stock option awards granted in 2017 and 2016 vest and become exercisable in four equal installments on each of the first four anniversaries of the date of the grant.

Performance Unit Award Peer Groups

The following table presents the peer group used to measure the TSR for performance unit awards granted in 2017 and the relative TSR of the Performance Multiple for performance unit awards granted in 2018 and 2019 (the ''Performance Group'').

Company	2017	2018	2019
Callon Petroleum Company	X	X	X
Carrizo Oil & Gas, Inc.		X	
Centennial Resource Development, Inc.		X	X
Cimarex Energy Co.	X		
Concho Resources Inc.	X		
Diamondback Energy, Inc.	X	X	
Energen Corporation	X		
EP Energy Corporation	X	X	
Extraction Oil & Gas, Inc.		X	X
Jagged Peak Energy Inc.		X	
Matador Resources Company		X	X
Montage Resources Corporation (formerly Eclipse Resources Corporation)		X	X
Oasis Petroleum Inc.		X	X
Parsley Energy, Inc.	X	X	X
PDC Energy, Inc.		X	X
Pioneer Natural Resources Company	X		
QEP Resources, Inc.	X	X	X
Range Resources Corporation		X	X
Resolute Energy Corporation		X	
RSP Permian, Inc.	X		
Sanchez Energy Corporation		X	
SM Energy Company	X	X	X
SRC Energy Inc.		X	
Whiting Petroleum Corporation	X	X	X
WPX Energy, Inc.	X	X	X

Due to mergers and acquisitions, the Board approved to remove Energen Corporation, Newfield Exploration Company, RSP Permian, Inc. and WildHorse Resource Development Corporation from the 2018 performance unit award peer group and to remove Carrizo Oil & Gas, Inc., Jagged Peak Energy Inc. and SRC Energy Inc. from the 2019 performance unit award peer group.

STOCK AWARD VESTINGS, STOCK OPTION EXERCISES AND PERFORMANCE UNIT VESTINGS IN FISCAL YEAR 2019

The following table provides information concerning the vesting of stock awards, the exercise of stock options and the vesting of performance units during fiscal year 2019 on an aggregated basis with respect to each of our NEOs.

Stock Award Vestings, Stock Option Exercises and Performance Unit Vestings for the Year Ended December 31, 2019

Name	Stock awards		Stock options		Performance units	
	Shares acquired on vesting	Value realized on vesting[1]	Shares acquired on exercise	Value realized on exercise	Shares acquired on vesting[2]	Value realized on vesting
Jason Pigott[3]	—	$ —	—	$—	—	$—
Michael T. Beyer	34,529	$ 132,448	—	$—	—	$—
T. Karen Chandler	44,806	$ 156,643	—	$—	—	$—
Mark D. Denny	24,737	$ 94,914	—	$—	—	$—
Randy A. Foutch	311,620	$1,196,243	—	$—	—	$—
Richard C. Buterbaugh	136,675	$ 524,638	—	$—	—	$—
Daniel C. Schooley	91,696	$ 352,388	—	$—	—	$—
Kenneth E. Dornblaser	71,339	$ 273,716	—	$—	—	$—

(1)   The value realized upon vesting was calculated utilizing the closing stock price on the vesting date.

(2)   The performance unit awards granted on May 25, 2016 had a performance period of January 1, 2016 to December 31, 2018 and, as their market criteria were not satisfied, resulted in a TSR Modifier of 0% based on the Company finishing in the ninth percentile of its peer group for relative TSR. As such, the granted units lapsed and were not converted into the Company's common stock during the first quarter of 2019.

(3)   Mr. Pigott's LTIP awards were granted in 2019, and therefore, had no associated vestings in 2019.

The performance unit awards granted on February 17, 2017 had a performance period of January 1, 2017 to December 31, 2019, resulting in a TSR Modifier of 0% based on the Company finishing in the 15th percentile of its peer group for relative TSR. The 2017 performance unit awards were not converted into common stock but lapsed at vesting in the first quarter of 2020.

PENSION BENEFITS

We maintain a 401(k) Plan for our employees, including our NEOs, but at this time we do not sponsor or maintain a pension plan for any of our employees.

NONQUALIFIED DEFERRED COMPENSATION

We do not provide a nonqualified deferred compensation plan for our employees at this time.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Severance

As described above, we do not maintain individual employment agreements. The Company has adopted the Change in Control Plan and the Severance Plan, which provide severance payments and benefits to our NEOs and eligible persons with the title of vice president and above, as determined by our Compensation Committee. See Employment, Severance or Change in Control Agreements for additional information. In order to be eligible for severance benefits under the policies, our NEOs have executed a confidentiality, non-disparagement and non-solicitation agreement.

Restricted Stock

The restricted stock may be affected by a NEO's termination of employment or the occurrence of certain corporate events. In the event of the termination of a NEO's employment by the Company, with or without cause, or the NEO's resignation for any reason, the NEO will generally forfeit all restricted stock to us.

If the NEO's employment with the Company is terminated upon the death of the NEO or because the NEO is determined to be disabled by the Board of Directors, then all of his or her restricted stock will automatically vest. A NEO will be considered to have incurred a ''disability'' in the event of the officer's inability to perform, even with reasonable accommodation, on a full-time basis the employment duties and responsibilities due to accident, physical or mental illness, or other circumstance; provided, however, that such inability continues for a period exceeding 180 days during any 12-month period.

In the event of a change in control, all restricted stock awards will become fully vested as of the date of the change in control, provided that the NEO remains employed by the Company through the date of such change in control. For purposes of these restricted stock awards, a ''change in control'' generally means:

(i)   any person acquires beneficial ownership of our securities representing 40% or more of the combined voting power of our outstanding securities (provided, however, that if the surviving entity becomes a subsidiary of another entity, then the outstanding securities shall be deemed to refer to the outstanding securities of the parent entity),

(ii)   a majority of the members of the Board of Directors who were directors as of the date of the corporate reorganization no longer serve as directors; or

(iii)   the consummation of a merger or consolidation of our Company with any other entity, other than a merger or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent more than 40% of the combined voting power of our voting securities outstanding immediately after such merger or consolidation.

Stock Options

Stock option awards may be affected by a NEO's termination of employment or the occurrence of certain corporate events. The unvested portion of a stock option award shall expire upon termination of employment, and the vested portion of a stock option award shall remain exercisable for (i) one year following termination of employment by reason of the holder's death or disability, but not later than the expiration of the option period, or (ii) 90 days following termination of employment for any reason other than the holder's death or disability, and other than the holder's termination of employment for cause. Both the unvested and the vested but unexercised portion of a stock option award shall expire upon the termination of the option holder's employment or service by the Company for cause.

In the event of a change in control (which for these purposes is the same as described for restricted stock above), provided that the NEO remains employed by the Company through the date of such change of in control, all stock option awards will become fully vested and exercisable with respect to all shares of common stock covered thereby as of the date of the change in control.

Performance Unit Awards

Performance unit awards may be affected by a NEO's termination of employment or the occurrence of certain corporate events. If the executive's employment with the Company is terminated by the Company for any reason, with or without cause, or the executive resigns (in either case, other than by reason of death or disability) prior to the maturity date of the performance unit award, then no amount shall generally be issued in respect of the award. If, prior to the maturity date, the executive's employment with the Company terminates either by reason of death or because the executive is determined by the Board of Directors or the Compensation Committee to be subject to a disability, then the executive shall be eligible to receive a pro-rated performance unit award, taking into account the time that the executive was employed during the performance period prior to the date of such termination. The performance units granted to each recipient in 2018 are payable in common stock of the Company, and the performance units granted to each recipient in 2019 are payable in cash, common stock of the Company or a combination of cash and common stock. The market criteria for the performance units awarded to each recipient in 2017 were not satisfied, and the awarded units lapsed and were not converted into common stock during the first quarter of 2020.

In the event of a change in control (which for these purposes is the same as described for restricted stock above), provided that the NEO remains employed by the Company through the date of such change in control, the "performance periods" in effect on the date the change in control occurs shall end on such date, and either the Board of Directors or the Compensation Committee shall determine the extent to which the performance goals with respect to each such performance period have been met, based upon such audited or unaudited financial information or other information then available as it deems relevant. The Board of Directors or Compensation Committee shall then cause each holder of performance unit awards to receive partial, full or no issuance of such awards for each performance period (including a potential range from 0% to 200%), based on the Board of Directors' or Compensation Committee's determination of the degree of attainment of the performance goals or that the applicable "target" levels of performance have been attained or on such other basis determined by the Board of Directors or Compensation Committee.

Outperformance Award

The outperformance award may be affected by the NEO's termination of employment or the occurrence of certain corporate events. If the executive's employment with the Company is terminated by the Company for any reason, with or without cause, or the executive resigns (in either case, other than by reason of death or disability) prior to the maturity date of the outperformance award, then no amount shall generally be issued in respect of the award. If, prior to the maturity date, the executive's employment with the Company terminates either by reason of death or because the executive is determined by the Board of Directors or the Compensation Committee to be subject to a disability, then the executive shall be eligible to receive a pro-rated outperformance award, taking into account the time that the executive was employed during the performance period prior to the date of such termination. The outperformance award granted in 2019 is payable in common stock of the Company.

In the event of a change in control (which for these purposes is the same as described for restricted stock above), provided that the NEO remains employed by the Company through the date of such change of control, the ''performance period'' in effect on the date the change in control occurs shall end on such date, and either the Board of Directors or the Compensation Committee shall determine the extent to which the performance goal with respect to such performance period has been met, based upon the highest 50 consecutive trading day average closing stock price of the Company that occurs during the performance period or other information then available as it deems relevant. The Board of Directors or Compensation Committee shall then cause the holder of the outperformance award to receive partial, full or no issuance of such award for the performance period (including a potential range from 0 to 1,000,000 earned shares), based on the Board of Directors' or Compensation Committee's determination of the degree of attainment of the performance goal or on such other basis determined by the Board of Directors or Compensation Committee.

Potential Payments upon Termination or Change in Control Table for Fiscal Year 2019

The information set forth in the table below for Mr. Pigott, Mr. Beyer, Dr. Chandler and Mr. Denny is based on the assumption that the applicable triggering event under the Change in Control Plan or the applicable restricted stock award, stock option award, performance unit award or outperformance award agreement to which each NEO was a party occurred on December 31, 2019, the last business day of fiscal year 2019. Accordingly, for these NEOs the information reported in the table indicates the amount of cash severance and benefits that would be payable, and the value of restricted stock awards, stock option awards, performance unit awards and outperformance award that would vest or become exercisable, by reason of a termination under the circumstances described above, or upon a change in control, and is our best estimation of our obligations to each NEO and will only be determinable with any certainty upon the occurrence of the applicable event. For Mr. Buterbough, the information set forth in the table below represents the actual amount received in connection with the respective triggering event.

Name	Termination without cause/for good reason outside of a change in control	Change in control (must be coupled with Termination without cause/for good reason)[1]	Change in control only	Termination for cause	Termination due to death or disability
Jason Pigott					
Salary	$ —	$2,160,000	$ —	$—	$ —
Bonus	—	2,376,000	—	—	—
Accelerated Equity RS[2]	—	2,653,542	2,653,542	—	2,653,542
Accelerated Equity PS[2][3]	—	455,546	455,546	—	455,546
Accelerated Equity OUT[2][3]	—	—	—	—	—
Continued Medical	—	34,328	—	—	—
Total	$ —	$ 7,679,416	$ 3,109,088	$—	$ 3,109,088
Michael T. Beyer					
Salary	$ —	$ 800,000	$ —	$—	$ —
Bonus	—	720,000	—	—	—
Accelerated Equity RS[2]	—	302,010	302,010	—	302,010
Accelerated Equity Options[2]	—	157,160	157,160	—	—
Accelerated Equity PS[2][3]	—	79,832	79,832	—	79,832
Continued Medical	—	34,328	—	—	—
Total	$ —	$ 2,093,330	$ 539,002	$—	$ 381,842
T. Karen Chandler					
Salary	$ —	$ 900,000	$ —	$—	$ —
Bonus	—	765,000	—	—	—
Accelerated Equity RS[2]	—	879,528	879,528	—	879,528
Accelerated Equity Options[2]	—	65,295	65,295	—	—
Accelerated Equity PS[2][3]	—	235,699	235,699	—	235,699
Continued Medical	—	10,091	—	—	—
Total	$ —	$ 2,855,613	$ 1,180,522	$—	$ 1,115,227
Mark D. Denny					
Salary	$ —	$ 650,000	$ —	$—	$ —
Bonus	—	552,500	—	—	—
Accelerated Equity RS[2]	—	268,033	268,033	—	268,033
Accelerated Equity Options[2]	—	106,766	106,766	—	—
Accelerated Equity PS[2][3]	—	71,225	71,225	—	71,225
Continued Medical	—	34,328	—	—	—
Total	$ —	$ 1,682,852	$ 446,024	$—	$ 339,258
Randy A. Foutch[4]					
Total Transition	$ —	$ —	$ —	$—	$ —
Richard C. Buterbaugh[5]					
Total Severance	$ 1,603,400	$ —	$ —	$—	$ —
Daniel C. Schooley[6]					
Total Retirement	$ —	$ —	$ —	$—	$ —
Kenneth E. Dornblaser[6]					
Total Retirement	$ —	$ —	$ —	$—	$ —

(1)   Our Change in Control Plan, which was applicable to each of the NEOs effective December 31, 2019, provides that in the event that during the 18-month period following a change in control the employment of a NEO is terminated by the employer without cause or by the NEO for good reason, then the NEO is entitled to 200% (300% in the case of Mr. Pigott) of such NEO's salary rate and 200% (300% in the case of Mr. Pigott) of such NEO's STIP target cash award, plus a prorated STIP cash award in the year of termination, plus company paid COBRA continuation coverage for up to 18 months. In addition, the Equity Incentive Plan provides that in the event of a change in control, (i) with respect to restricted stock awards, the restricted period shall expire and restrictions applicable to outstanding restricted stock awards shall lapse and such awards shall become fully vested; (ii) with respect to stock option awards, all options will become fully vested and exercisable with respect to all shares of common stock covered thereby as of the date of the change in control; and (iii) with respect to performance unit awards and the outperformance award, the ''performance periods'' in effect on the date the change in control occurs shall end on such date, and either the Board of Directors or the Compensation

Committee shall determine the extent to which the performance goals with respect to each such performance period have been met and shall then cause each holder of performance unit awards and/or outperformance award to receive partial, full or no issuance of such awards for each performance period. The STIP cash bonus amounts for each NEO do not include STIP cash award earned and paid in 2019. For purposes of determining the value of the restricted stock awards and performance unit awards, the fair market value per share of our common stock was $2.87 on December 31, 2019. For purposes of determining the value of the stock options, we utilized the Black-Scholes option pricing model at grant date.

(2) At December 31, 2019, the only forms of equity awards held by the NEOs consisted of restricted stock awards, stock option awards, performance unit awards and an outperformance award. Each such award may be impacted by the termination of the holder's employment by the Company, depending on the reason for such termination, as follows: (i) the NEOs' restricted stock awards provide that if the NEO's employment is terminated for any reason other than death or a determination of disability, but not later than the expiration of the option period, then the NEO forfeits his or her unvested shares. In the event of termination by death or disability, all unvested shares automatically vest; (ii) the stock option awards provide that the unvested portion of a stock option award shall expire upon termination of employment, and the vested portion of a stock option award shall remain exercisable for (a) one year following termination of employment by reason of the holder's death or disability, but not later than the expiration of the option period, or (b) 90 days following termination of employment for any reason other than the holder's death or disability, and other than the holder's termination of employment for cause; provided both the unvested and the vested but unexercised portion of a stock option award shall expire upon the termination of the option holder's employment or service by the Company for cause; and (iii) the performance unit awards and the outperformance award provide that if the executive's employment with the Company is terminated by the Company for any reason, with or without cause, or the executive resigns (in either case, other than by reason of death or disability) prior to the maturity date of the performance unit award and/or outperformance award, then no amount shall be paid in respect of the award. If, prior to the maturity date the executive's employment is terminated with the Company either by reason of death or because the executive is determined by the Board of Directors or the Compensation Committee to be subject to a disability, then the executive shall be eligible to receive a pro-rated performance unit award and/or outperformance award, taking into account the time that the executive was employed during the performance period prior to the date of such termination.

(3) For the purposes of this table, the performance period was assumed to have ended on December 31, 2019 for the June 3, 2019, February 28, 2019 and February 16, 2018 performance unit awards and the June 3, 2019 outperformance award, and actually did end on December 31, 2019 for the February 17, 2017 performance unit awards. At December 31, 2019 (without consideration of any potential impact such change in control event may have), (i) the June 3, 2019 and February 28, 2019 performance unit awards had an RTSR Factor of 108%, an ATSR Factor of 0% and an ROACE Factor of 0%, resulting in a Performance Multiple of 27%, (ii) the February 16, 2018 performance unit awards had an RTSR Factor of 50%, an ATSR Factor of 0% and an ROACE Factor of 13%, resulting in a Performance Multiple of 19%, (iii) the February 17, 2017 performance unit awards' relative ranking of total shareholder return resulted in a TSR Modifier of 0% and (iv) the June 3, 2019 outperformance award had an earned payout of 0 shares based upon the highest 50 consecutive trading day average closing stock price during the performance period. See pages 62-65 for further discussion of these performance unit awards and outperformance award.

(4) In connection with the transition from his role as Chief Executive Officer, Mr. Foutch received payment of $5,850,000.

(5) Amount presented for Mr. Buterbaugh represents actual severance payment received in 2019 in connection with his termination.

(6) In connection with their retirements, Messrs. Schooley and Dornblaser received payments of $1,356,600 and $1,060,400, respectively.

For information on our Severance Plan adopted in 2020, please see the Employee, Severance or Change In Control Agreements section.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER THE EQUITY INCENTIVE PLAN

At December 31, 2019, a total of 29,850,000 shares of common stock were authorized for issuance under the Equity Incentive Plan. In the table below, we describe certain information about these shares and the Equity Incentive Plan that provides for their authorization and issuance. You can find a description of the Equity Incentive Plan under ''—Laredo Petroleum, Inc. Omnibus Equity Incentive Plan.''

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding outstanding options)[1][2]
Equity compensation plan approved by security holders[1]	340,072	$12.56	9,129,932
Equity compensation plan not approved by security holders	—	—	—
Total	340,072		9,129,932

(1)   See ''—Laredo Petroleum, Inc. Omnibus Equity Incentive Plan'' for more information.

(2)   The performance unit awards granted on February 17, 2017 had a performance period of January 1, 2017 to December 31, 2019 and, as their market criteria were not satisfied, resulted in a TSR Modifier of 0% based on the Company finishing in the 15th percentile of its peer group for relative TSR. As such, the granted units lapsed and were not converted into the Company's common stock during the first quarter of 2020. The formula for calculating the number of securities remaining available for future issuance excludes these February 17, 2017 performance unit awards and also assumes (i) the February 16, 2018, February 28, 2019 and June 3, 2019 performance unit awards outstanding result in a maximum performance period level (200%) even though the actual performance period through December 31, 2020 for the February 16, 2018 performance unit awards, and through December 31, 2021 for the February 28, 2019 and June 3, 2019 performance unit awards, are not complete and (ii) the June 3, 2019 outperformance award outstanding results in a maximum performance period level (1,000,000 shares) even though the actual performance period through June 3, 2022 is not complete. If the February 16, 2018, February 28, 2019 and June 3, 2019 performance unit awards were included at a Performance Multiple of 100% and the June 3, 2019 outperformance award was included at threshold level (200,000 shares), the number of securities remaining available for issuance under the Equity Incentive Plan (excluding outstanding options), as of December 31, 2019 would be 12,068,681. See page 65 for discussion of the February 17, 2017 performance unit awards' TSR Modifier and the February 16, 2018, February 28, 2019 and June 3, 2019 performance unit awards' Performance Multiple. See page 94 for discussion of the outperformance award.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of our CEO. For 2019, our last completed fiscal year:

- The median of the total annual compensation of all employees of the Company (other than our CEO) was $148,008; and

- The total compensation of our CEO was $7,525,326 after using an annualized salary rate since he was hired in May 2019.

Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees in 2019 was calculated to be 51 to 1.

Accordingly, our 2019 CEO to median employee pay ratio was:	**51:1**

METHODOLOGY AND ASSUMPTIONS

The median total annual compensation represented above reflects the 2019 compensation actually paid to an individual employed by us whose compensation reflects the median level of compensation paid to all of our employees. We refer to this individual as our ''median employee.'' We determined that since we experienced a material change in our employee population from the reduction in force that occurred last April 2019, as well as we hired our new CEO, it would be reasonable to believe our median employee was impacted and therefore, prudent to re-determine our median employee for 2019.

MEDIAN EMPLOYEE DETERMINATION

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of our median employee and our CEO, we took the following steps:

- We selected December 31, 2019 as the date on which to establish our total employee population for purposes of identifying our median employee. As of December 31, 2019, our employee population consisted of 280 individuals all of whom are located in the United States. This population included all of our full-time, part-time and temporary employees.

- We applied a consistently applied compensation measure across our employee population, using the following factors:

  - Salary rate and wages paid during 2019;

  - Overtime paid during 2019;

  - STIP paid for 2019 performance; and

  - Grant-date fair value of all restricted stock awards and performance unit awards granted during 2019.

- We believe our consistently applied compensation measure represents the primary compensation components paid to all of our employees and therefore provides an accurate depiction of total earnings for the purpose of identifying our median employee.

- Once we identified the median employee, we then calculated the median employee's total annual compensation for 2019, in accordance with the requirements of the summary compensation table, resulting in annual total compensation of $148,008. We did not use any material estimates, assumptions, adjustments or statistical sampling to determine the median employee. Since all of our employees, including our CEO, are located in the United States, we did not make any cost of living adjustments in identifying the median employee.

- With respect to the annual total compensation of our CEO, we used the amount reported in the ''total'' column of our 2019 Summary Compensation Table on page 83 and annualized our CEO's salary rate since he was hired in May 2019, reflecting his annual total compensation of $7,525,326.

Please keep in mind that under the SEC's rules and guidance, there are numerous ways to determine the compensation of a company's median employee, including the employee population sampled, the elements of pay and benefits used, any assumptions made and the use of statistical sampling. In addition, no two companies have identical employee populations or compensation programs, and pay, benefits and retirement plans differ by country even within the same company. As such, our pay ratio may not be comparable to the pay ratio reported by other companies. We believe our methodology provided a reasonable basis for determining each employee's total annual compensation as well as an economical method of evaluating our employee populations' total annual compensation and identifying our median employee.

 STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of outstanding common stock by

(i)   beneficial owners of more than five percent of the Company's outstanding common stock as of March 18, 2020, of which is determined using the aggregate amount beneficially owned by each reporting person reported in a Schedule 13D or Schedule 13G filing with the SEC as of the date of event which requires filing of such statement,

(ii)   each director of the Company as of March 18, 2020,

(iii)   each NEO of the Company as of March 18, 2020 and

(iv)   all of the Company's directors and executive officers as a group as of March 18, 2020.

Unless otherwise noted, the mailing address of each person or entity named below is:

c/o Laredo Petroleum, Inc.
15 W. Sixth Street,
Suite 900
Tulsa, Oklahoma 74119

Beneficial ownership is determined in accordance with SEC rules. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire shares within 60 days of March 18, 2020, are included as outstanding and beneficially owned for that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted in the footnotes below, the holders have sole voting and dispositive powers over the shares.

Name of person or identity of group	Number of shares	Percentage of class[1]
Warburg Pincus Private Equity IX, L.P.[2]	9,715,078	4.1%
Warburg Pincus Private Equity X O&G, L.P.[2]	40,163,657	16.8%
Warburg Pincus X Partners, L.P.[2]	1,291,411	*
BlackRock, Inc.[3]	30,032,997	12.5%
The Vanguard Group[4]	20,324,423	8.5%
Dimensional Fund Advisors LP[5]	13,969,708	5.8%
William E. Albrecht	100,000	*
Randy A. Foutch[6][7]	1,765,928	*
Dr. Craig M. Jarchow	30,209	*
Peter R. Kagan[2][8]	51,424,823	21.5%
James R. Levy[2][8]	51,450,079	21.5%
Pamela S. Pierce	342,138	*
Jason Pigott	2,129,643	*
Frances Powell Hawes	130,481	*
Dr. Myles W. Scoggins[9]	261,209	*
Edmund P. Segner, III	185,837	*
Michael T. Beyer[10]	715,165	*
T. Karen Chandler[10]	981,629	*
Mark D. Denny[10]	386,173	*
Directors and executive officers as a group (13 persons)[11]	7,563,022	3.2%

* Denotes less than 1% beneficially owned.

(1) Based upon an aggregate of 239,402,283 common stock outstanding as of March 18, 2020.

(2) This share ownership information was provided in a Schedule 13D Amendment No. 5 filed on February 7, 2020 by Warburg Pincus Partners, L.P. The stockholders are (i) Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership ("WP IX"), including an affiliated partnership, (ii) Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership ("WP X O&G"), and (iii) Warburg Pincus X Partners, L.P., a Delaware limited partnership ("WP X Partners"). Warburg Pincus IX GP L.P., a Delaware limited partnership ("WP IX GP"), is the general partner of WP IX. Warburg Pincus X, L.P., a Delaware limited partnership ("WP X GP"), is the general partner of each of WP X O&G and WP X Partners. Warburg Pincus X GP L.P., a Delaware limited partnership ("WP X LP"), is the general partner of WP X GP. WPP GP LLC, a Delaware limited liability company ("WPP GP"), is the general partner of WP IX GP and WP X LP. Warburg Pincus Partners, L.P., a Delaware limited partnership ("WP Partners"), is the managing member of WPP GP. Warburg Pincus Partners GP LLC, a Delaware limited liability company ("WP Partners GP"), is the general partner of WP Partners. Warburg Pincus & Co., a New York general partnership ("WP"), is the managing member of WP Partners GP. Warburg Pincus LLC, a New York limited liability company ("WP LLC"), manages each of WP IX, WP X O&G and WP X Partners. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017.

(3) This share ownership information was provided in a Schedule 13G Amendment No. 2 filed on February 4, 2020 by BlackRock, Inc., which disclosed that of the reported shares, such entity possesses sole voting and dispositive power of 29,318,811 shares and 30,032,997 shares, respectively. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(4) This share ownership information was provided in a Schedule 13G Amendment No. 3 filed on February 12, 2020 by The Vanguard Group, which disclosed that of the reported shares, such entity possesses shared voting and dispositive power of 17,743 shares and 171,597 shares, respectively, and sole voting and dispositive power of

175,319 shares and 20,152,826 shares, respectively. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(5) This share ownership information was provided in a Schedule 13G filed on February 12, 2020 by Dimensional Fund Advisors LP, which disclosed that of the reported shares, such entity possesses sole voting and dispositive power of 13,756,439 shares and 13,969,708 shares, respectively. The address of Dimensional Fund Advisors LP is Building One, 6300 Bee Cave Road, Austin, Texas, 78746.

(6) Randy A. Foutch, the Company's Chairman of the Board of Directors, is a limited partner of certain affiliates of Warburg Pincus.

(7) Includes (i) 451,340 shares held by Lariat Ranch, an entity of which Mr. Foutch owns approximately 80% and has shared voting power, (ii) 406,986 shares held among five family trusts and (iii) 500 shares held by Mr. Foutch's daughter.

(8) Peter R. Kagan and James R. Levy, directors of the Company, are Partners of WP and Members and Managing Directors of WP LLC. 51,170,146 of the shares indicated as owned by Messrs. Kagan and Levy are included because of their affiliation with the Warburg Pincus entities. Messrs. Kagan and Levy disclaim beneficial ownership of all shares held by the Warburg Pincus entities.

(9) Includes 5,000 shares held in a joint account for which Dr. Scoggins shares voting and dispositive powers with his spouse.

(10) Includes aggregated vested and exercisable stock options of 87,279, 28,340 and 34,339 for Mr. Beyer, Dr. Chandler and Mr. Denny, respectively, within 60 days of March 18, 2020.

(11) Does not include shares of common stock held by WP IX, WP X O&G and WP X Partners (as defined in footnote 2) in which Messrs. Kagan and Levy may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act).

Proposal Four: Reverse Stock Split and Authorized Share Reduction

BACKGROUND AND PROPOSED AMENDMENTS

Our amended and restated certificate of incorporation (the ''Certificate of Incorporation'') currently authorizes the Company to issue a total of 500,000,000 shares of capital stock, consisting of 450,000,000 shares of common stock, par value $0.01 per share (''Common Stock''), and 50,000,000 shares of preferred stock, par value $0.01 per share.

On March 17, 2020 the Board approved an amendment to our Certificate of Incorporation to effect, at the discretion of our Board (a) a reverse stock split (the ''Reverse Stock Split'') that will reduce the number of shares of outstanding Common Stock in accordance with a ratio to be determined by the Board within a range of 1-for-5 and 1-for-20 currently outstanding and (b) a reduction of the number of authorized shares of Common Stock by a corresponding proportion (the ''Authorized Share Reduction''). The amendments must be approved by stockholders for the Board to effect the Reverse Stock Split and the Authorized Share Reduction. If this proposal is approved by our stockholders and the Reverse Stock Split is effected, between every 5 to 20 outstanding shares of Common Stock would be combined and reclassified into one share of Common Stock. Additionally, if this proposal is approved by our stockholders and the Authorized Share Reduction is effected, the number of authorized shares of Common Stock would be proportionally reduced by the Reverse Stock Split ratio, resulting in a decrease from 450,000,000 authorized shares of Common Stock to between approximately 22,500,000 shares of Common Stock and 90,000,000 shares of Common Stock. We will pay cash in lieu of fractional shares resulting from the Reverse Stock Split.

Notwithstanding approval of this proposal by our stockholders, the Board of Directors will have the sole authority to elect whether or not and when to amend our Certificate of Incorporation to effect the Reverse Stock Split and the Authorized Share Reduction. As such, the actual timing for implementation of the Reverse Stock Split and the Authorized Share Reduction would be determined by the Board of Directors, in its sole discretion. If this proposal is approved by our stockholders, the Board of Directors will make a determination as to whether effecting the Reverse Stock Split and the Authorized Share Reduction is in the best interests of the Company and our stockholders in light of, among other things, the per share price of the Common Stock immediately prior to the Reverse Stock Split, the expected stability of the per share price of the Common Stock following the Reverse Stock Split and the Company's ability to maintain the listing of the Common Stock on the NYSE without effecting the Reverse Stock Split. The actual number of authorized shares of our Common Stock after giving effect to the Reverse Stock Split, if and when effected, will depend on the Reverse Stock Split ratio that is ultimately determined by the Board. For additional information concerning the factors the Board of Directors will consider in deciding whether to effect the Reverse Stock Split and the Authorized Share Reduction, see ''—*Determination of the Reverse Stock Split Ratio*'' and ''—*Board Discretion and Effectiveness of the Reverse Stock Split and the Authorized Share Reduction*.''

The text of the proposed amendments to the Company's Certificate of Incorporation to effect the Reverse Stock Split and the Authorized Share Reduction is attached hereto as **Annex A** (the ''Reverse Stock Split Charter Amendment''). If this proposal is approved by the Company's stockholders, the Company will have the authority to file the Reverse Stock Split Charter Amendment with the Secretary of State of the State of Delaware, which will become effective upon its filing; *provided, however*, that the Reverse Stock Split Charter Amendment is subject to revision to include such changes as may be required by the office of the Secretary of State of the State of Delaware and as the Board of Directors deems necessary and advisable. The Board of Directors has determined that these amendments are advisable and in the best interests of the Company and its stockholders and has submitted the amendments for consideration by our stockholders at the Annual Meeting.

REASONS FOR THE REVERSE STOCK SPLIT

Our Common Stock is currently listed on the NYSE under the symbol ''LPI.'' If the Reverse Stock Split has the intended effect of increasing the market price of our Common Stock, we believe such an increase will improve the marketability and liquidity of our Common Stock and will encourage interest and trading in our Common Stock. The Reverse Stock Split could provide additional benefits, including allowing a broader range of institutions to invest in our Common Stock because of a higher market price, which could increase the trading volume liquidity of our Common Stock. The Reverse Stock Split could also increase analyst and broker interest in our Common Stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have adopted internal policies and practices that either prohibit or discourage them from investing in such stocks or recommending them to their customers. Some of those policies and practices may also function to make the processing of trades in low-priced stocks economically unattractive to brokers. Further, brokers' commissions on transactions in low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, and because of this, the current average price per share of our Common Stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher.

In addition, in order for our Common Stock to continue trading on the NYSE, the Company must comply with various continual listing standards, including that the Common Stock maintain a minimum average closing price of at least $1.00 per share during any consecutive 30 trading-day period. On March 26, 2020, the Company received a notice from the NYSE stating that the price of the Company's Common Stock had fallen below the minimum price condition continued listing standard. Under NYSE rules, the Company can avoid delisting if, on the last trading day of any calendar month during the permitted six-month cure period following receipt of the NYSE notice, the Company's Common Stock has a closing stock price of at least $1.00 and an average closing stock price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. During this period, the Company's Common Stock will continue to trade on the NYSE, subject to compliance with other continued listing requirements. If the Company is not able to regain compliance with the continued listing requirement in the applicable time period, the NYSE will provide written notification that the Company's Common Stock would be subject to delisting from the NYSE. This Proposal Four, subject to stockholder approval, may be used by the Board as part of the Company's plan to cure the deficiency and to regain compliance with the NYSE's continued listing standards.

If the Common Stock was delisted by the NYSE, we would be ineligible to use SEC Form S-3 to register the sale of shares of our Common Stock or other securities with the SEC, thereby making it more difficult and expensive for us to register our common stock or other securities and raise additional capital.

We also believe that delisting from the NYSE could adversely affect the liquidity, marketability and price of our Common Stock, as well as affect our ability to raise capital or pursue acquisitions with our Common Stock as consideration, strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from the NYSE could also have other negative results, including the potential loss of confidence by institutional investors. We believe that the NYSE provides a broader market for our Common Stock than would the alternatives, such as the OTC Bulletin Board or the ''pink sheets.''

Although any increase in the market price of our Common Stock resulting from the Reverse Stock Split may be proportionately less than the decrease in the number of outstanding shares, we anticipate that the Reverse Stock Split will result in an increase in the average closing price of our Common Stock that will be large enough and continue for a sufficient period to avoid delisting from the NYSE.

REASONS FOR THE AUTHORIZED SHARE REDUCTION

Our Certificate of Incorporation currently authorizes the Company to issue a total of 500,000,000 shares of capital stock, consisting of 450,000,000 shares of Common Stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. In connection with the Reverse Stock Split, the Board of Directors believes that it is in the best interests of the Company to decrease the authorized number of Common Stock in proportion to the Reverse Stock Split ratio, which would reduce the total number of authorized shares of Common Stock to between approximately 22,500,000 shares of Common Stock and 90,000,000 shares of Common Stock.

RISKS ASSOCIATED WITH THE REVERSE STOCK SPLIT

The Reverse Stock Split May Not Increase the Price of our Common Stock over the Long-Term. The effect of the Reverse Stock Split, if implemented, on the market price of our Common Stock cannot be predicted with any certainty and we cannot assure you that the Reverse Stock Split will accomplish the objective of increasing the per share price of our Common Stock for any meaningful period of time, or at all. While we expect that the reduction in the number of outstanding shares of Common Stock will proportionally increase the market price of our Common Stock, we cannot assure you that the Reverse Stock Split will increase the market price of our Common Stock by a multiple of the Reverse Stock Split ratio, or result in any permanent or sustained increase in the market price of our Common Stock. The market price of our Common Stock may be affected by other factors which may be unrelated to the number of shares outstanding, including the Company's business, operational and financial performance, general market conditions, the impact of pandemic diseases and prospects for future success. Finally, even if the amendments are approved, there is no assurance that the Board of Directors will elect to amend the Certificate of Incorporation to effect the Reverse Stock Split and the Authorized Share Reduction.

The Reverse Stock Split May Decrease the Liquidity of our Common Stock. The Board of Directors believes that the Reverse Stock Split may result in an increase in the market price of our Common Stock, which could lead to increased interest in our Common Stock and possibly promote greater trading values and liquidity for our stockholders. However, the Reverse Stock Split will also reduce the total number of outstanding shares of Common Stock, which may lead to reduced trading and a smaller number of market makers for our Common Stock, particularly if the price per share of our Common Stock does not increase as a result of the Reverse Stock Split.

The Reverse Stock Split May Result in Some Stockholders Owning ''Odd Lots'' That May Be More Difficult to Sell or Require Greater Transaction Costs per Share to Sell. If the Reverse Stock Split is implemented, it may increase the number of stockholders who own ''odd lots'' of less than 100 shares of Common Stock, possibly resulting in incrementally higher trading costs through certain brokers.

The Reverse Stock Split May Lead to a Decrease in our Overall Market Capitalization. The Reverse Stock Split may be viewed negatively by the market and, consequently, could lead to a decrease in our overall market capitalization. If the per share market price of our Common Stock does not increase in proportion to the Reverse Stock Split ratio, then the value of our Company, as measured by our market capitalization, will be reduced. Additionally, any reduction in our market capitalization may be magnified as a result of the smaller number of shares of Common Stock outstanding following the Reverse Stock Split.

EFFECTS OF THE REVERSE STOCK SPLIT

Effects of the Reverse Stock Split on Issued and Outstanding Shares. If the Reverse Stock Split is effected, it will reduce the total number of issued and outstanding shares of Common Stock, including shares held by the Company as treasury shares, by a Reverse Stock Split ratio of between 1-for-5 and 1-for-20. Accordingly, each of our stockholders will own fewer shares of Common Stock as a result of the Reverse Stock Split. However, the Reverse Stock Split will affect all stockholders uniformly and will not affect any stockholder's percentage ownership interest in the Company, except to the extent that the Reverse Stock Split results in a stockholder receiving cash in lieu of fractional shares. Therefore, voting rights and other rights and preferences of the holders of Common Stock will not be affected by the Reverse Stock Split. Common Stock issued pursuant to the Reverse Stock Split will remain fully paid and non-assessable, and the par value per share of Common Stock will remain $0.01.

As of March 18, 2020, the record date, the Company had 239,402,283 shares of Common Stock outstanding. For purposes of illustration, if the Reverse Stock Split is effected at a ratio of 1-for-5, after giving effect to such Reverse Stock Split, there would be approximately 47,880,456 shares of Common Stock that would be issued and outstanding.

Effects of the Reverse Stock Split on Outstanding Equity Awards. If the Reverse Stock Split is effected, the total number of shares of Common Stock available for future grants under our Equity Incentive Plan will be proportionately reduced, and the terms of equity awards under our Equity Incentive Plan, including the number of shares underlying outstanding awards and the per share exercise price of options, will be equitably adjusted to maintain the approximate economic value of such awards. Any fractional shares resulting from any such reductions or adjustments will be rounded down to the nearest whole share to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code), with no cash payment being made in respect of such rounding.

As of the record date, the Company had an aggregate of 29,850,000 shares of Common Stock authorized for issuance under the Equity Incentive Plan, with 6,213,363 shares of Common Stock remaining available for issuance under the Equity Incentive Plan as of the record date. The calculation of shares of Common Stock remaining available for issuance assumes the 2018 and 2019 performance unit awards and the 2019 outperformance award will result in a maximum payout. For purposes of illustration, if the Reverse Stock Split is effected at a ratio of 1-for-5, the number of shares of Common Stock authorized for issuance under the Equity Incentive Plan after the Reverse Stock Split would be approximately 5,970,000. For example, as a result of the Reverse Stock Split, a pre-Reverse Stock Split stock option representing the right to purchase 10,000 shares of Common Stock at an exercise price of $1.00 per share would be converted into post-Reverse Stock Split stock option representing the right to purchase 2,000 shares of Common Stock at an exercise price of $5.00 per share, so that following the Reverse Stock Split the aggregate exercise price required to be paid and the value of shares delivered on exercise of the option will be approximately the same.

Effects of the Reverse Stock Split on Voting Rights. Proportionate voting rights and other rights of the holders of Common Stock would not be affected by the Reverse Stock Split (other than as a result of the treatment of fractional shares). For example, a holder of 1% of the voting power of the outstanding Common Stock immediately prior to the effective time of the Reverse Stock Split would continue to hold 1% of the voting power of the outstanding Common Stock after the Reverse Stock Split.

Effects of the Reverse Stock Split on Regulatory Matters. Our Common Stock is currently registered under Section 12(b) of the Exchange Act and the Company is subject to the periodic reporting and other requirements of the Exchange Act. The Reverse Stock Split will not affect the registration of the Common Stock under the Exchange Act or the Company's obligation to publicly file financial and other information with the SEC. If the Reverse Stock Split is implemented, the Common Stock will trade on the NYSE under the symbol "LPI," subject to the Common Stock complying with all of the requirements of the NYSE.

Notwithstanding the decrease in the number of outstanding shares following the Reverse Stock Split, our Board does not intend for this transaction to be the first step in a "going private transaction" within the meaning of Rule 13e-3 of the Exchange Act.

EFFECTS OF THE AUTHORIZED SHARE REDUCTION

If the Authorized Share Reduction is effected, it will reduce the total number of shares of Common Stock that we are authorized to issue from 450,000,000 to between approximately 22,500,000 shares of Common Stock and 90,000,000 shares of Common Stock. The decrease in the number of authorized shares of Common Stock would result in fewer shares of authorized but unissued shares of Common Stock being available for future issuance for various purposes, including raising capital or making acquisitions. However, we believe that if the Authorized Share Reduction is effected, the amount of authorized but unissued shares of Common Stock will be sufficient for our future needs. Notwithstanding approval by our stockholders, if, in the Board's discretion, the Reverse Stock Split is not effected, the Authorized Share Reduction will not be effected and no change will occur with respect to the Company's number of authorized shares of Common Stock. Notwithstanding whether or not the Authorized Share Reduction is effected, no change will be made to the Company's number of authorized shares of preferred stock.

TREATMENT OF FRACTIONAL SHARES IN THE REVERSE STOCK SPLIT

No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares (because the number of shares of Common Stock they hold before the Reverse Stock Split is not evenly divisible by the Reverse Stock Split ratio determined by the Board of Directors) will be entitled to an amount in cash (without interest) equal to the fraction of one share to which such stockholder would otherwise be entitled multiplied by the product of: (i) the closing price per share of our Common Stock on the NYSE on the last trading day immediately preceding the effective date of the Reverse Stock Split and (ii) the Reverse Stock Split factor chosen by the Board of Directors. Except for the right to receive the cash payment in lieu of fractional shares, after the Reverse Stock Split, stockholders will not have any voting, dividend or other rights with respect to the fractional shares they would otherwise be entitled to receive.

In the event the Reverse Stock Split is effected, cash payments in lieu of fractional shares would reduce the number of post-Reverse Stock Split stockholders to the extent that there are stockholders holding fewer than that number of pre-Reverse Stock Split shares within the Reverse Stock Split ratio that is determined by our Board of Directors as described above. Reducing the number of post-Reverse Stock Split stockholders, however, is not the purpose of this proposal.

Stockholders should be aware that, under the escheat laws of various jurisdictions, sums due for fractional interests that are not timely claimed after the effective date of the Reverse Stock Split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence concerning ownership of such funds has been received by us or the exchange agent within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

DETERMINATION OF THE REVERSE STOCK SPLIT RATIO

The Board of Directors believes that stockholder approval of a range of potential Reverse Stock Split ratios is in the best interests of our Company and stockholders because it is not possible to predict market conditions at the time the Reverse Stock Split would be implemented. We believe that a range of Reverse Stock Split ratios provides us with the most flexibility to achieve the desired results of the Reverse Stock Split. The Reverse Stock Split ratio to be selected by our Board of Directors will be not less than 1-for-5 and not more than 1-for-20.

The selection of the specific Reverse Stock Split ratio will be based on several factors, including, among other things:

- the per share price of our Common Stock immediately prior to the Reverse Stock Split;

- the expected stability of the per share price of our Common Stock following the Reverse Stock Split;

- our ability to maintain the listing of our Common Stock on the NYSE;

- the likelihood that the Reverse Stock Split will result in increased marketability and liquidity of our Common Stock;

- prevailing market conditions;

- general economic conditions in our industry; and

- our market capitalization before and our expected market capitalization after the Reverse Stock Split.

We believe that granting our Board of Directors the authority to set the ratio for the Reverse Stock Split is essential because it allows us to take these factors into consideration and to react to changing market conditions. If the Board of Directors chooses to implement the Reverse Stock Split, the Company will make a public announcement regarding the determination of the Reverse Stock Split ratio.

BOARD DISCRETION AND EFFECTIVENESS OF THE REVERSE STOCK SPLIT AND THE AUTHORIZED SHARE REDUCTION

If the Reverse Stock Split is approved by our stockholders, the Reverse Stock Split and the Authorized Share Reduction will only be effected upon a determination by the Board of Directors, in its sole discretion, that filing the Reverse Stock Split Charter Amendment to effect the Reverse Stock Split and the Authorized Share Reduction is in the best interests of the Company and its stockholders.

If the Board decides to implement the Reverse Stock Split and the Authorized Share Reductions, the Reverse Stock Split and the Authorized Share Reduction would become effective when the Reverse Stock Split Charter Amendment is accepted and recorded by the office of the Secretary of State of the State of Delaware.

EXCHANGE OF SHARE CERTIFICATES

Holders of Certificated Shares of Common Stock. If the Reverse Stock Split is effected, each certificate representing pre-Reverse Stock Split Common Stock will be deemed for all corporate purposes to evidence ownership of post-Reverse Stock Split Common Stock at the effective time of the Reverse Stock Split. As soon as practicable after the effective time of the Reverse Stock Split, the Transfer Agent will mail a letter of transmittal to the Company's stockholders containing instructions on how a stockholder should surrender its, his or her certificate(s) representing pre-Reverse Stock Split Common Stock to the Transfer Agent in exchange for certificate(s) representing post-Reverse Stock Split Common Stock. No certificate(s) representing post-Reverse Stock Split Common Stock will be issued to a stockholder, and no cash in lieu of fractional shares, where appropriate, will be issued, until such stockholder has surrendered all certificate(s) representing pre-Reverse Stock Split Common Stock, together with a properly completed and executed letter of transmittal, to the Transfer Agent. No stockholder will be required to pay a transfer or other fee to exchange its, his or her certificate(s) representing pre-Reverse Stock Split Common Stock for certificate(s) representing post-Reverse Stock Split Common Stock registered in the same name.

Registered ''Book-Entry'' Holders of Common Stock. Stockholders who hold uncertificated Common Stock electronically in ''book-entry'' form will have their holdings electronically adjusted by the Transfer Agent (and, for beneficial owners, by their brokers or banks that hold in ''street name'' for their benefit, as the case may be) to give effect to the Reverse Stock Split. If any certificate(s) or book-entry statement(s) representing pre-Reverse Stock Split Common Stock to be exchanged contain a restrictive legend or notation, as applicable, the certificate(s) or book-entry statement(s) representing post-Reverse Stock Split Common shares will contain the same restrictive legend or notation.

Beneficial Holders of Common Stock. Upon the implementation of the Reverse Stock Split, we intend to treat shares held by stockholders in ''street name'' (i.e., through a bank, broker, custodian or other nominee), in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding our common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split. If a stockholder holds shares of our common stock with a bank, broker, custodian or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker, custodian or other nominee.

Any stockholder whose share certificate(s) representing pre-Reverse Stock Split Common Stock has been lost, stolen or destroyed will only be issued post-Reverse Stock Split Common Stock after complying with the requirements that the Company and the Transfer Agent customarily apply in connection with lost, stolen or destroyed certificates.

Following the effective date of the Reverse Stock Split, our common stock will have a new CUSIP number, which number is used to identify our equity securities, and stock certificates with the old CUSIP number will be exchanged for stock certificates with the new CUSIP numbers by following the procedures described above.

STOCKHOLDERS SHOULD NOT DESTROY SHARE CERTIFICATES REPRESENTING PRE-REVERSE STOCK SPLIT COMMON SHARES AND SHOULD NOT SUBMIT ANY SHARE CERTIFICATES REPRESENTING PRE-REVERSE STOCK SPLIT COMMON SHARES UNTIL THEY ARE REQUESTED TO DO SO.

ACCOUNTING TREATMENT OF THE REVERSE STOCK SPLIT

If the Reverse Stock Split is effected, the par value per share of our Common Stock will remain unchanged at $0.01. Accordingly, on the effective date of the Reverse Stock Split, the stated capital on the Company's consolidated balance sheet attributable to our Common Stock will be reduced in proportion to the size of the Reverse Stock Split ratio and the additional paid-in-capital account will be increased by the amount by which the stated capital is reduced. Our stockholders' equity, in the aggregate, will remain unchanged. Per share net income or loss will be increased because there will be fewer shares of Common Stock outstanding. The Common Stock held in treasury will be reduced in proportion to the Reverse Stock Split Ratio. The Company does not anticipate that any other accounting consequences, including changes to the amount of stock-based compensation expense to be recognized in any period, will arise as a result of the Reverse Stock Split.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT

The following discussion of certain material U.S. federal income tax consequences of the Reverse Stock Split to U.S. holders of our Common Stock is included for general information purposes only and does not purport to address all aspects of U.S. federal income tax law that may be relevant to stockholders in light of their particular circumstances. This discussion is based on the Code, and current Treasury Regulations, administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. Any such change could affect the continuing validity of this discussion.

This discussion does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, partnerships, broker-dealers and tax-exempt entities, persons holding shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons subject to the alternative minimum tax or the net investment income tax and persons whose functional currency is not the U.S. dollar. This summary also assumes that the pre-Reverse Stock Split Common Stock was, and the post-Reverse Stock Split Common Stock will be, held as a ''capital asset,'' as defined in Section 1221 of the Code. All stockholders are urged to consult with their own tax advisors with respect to the U.S. federal tax consequences as well as any state, local or non-U.S. tax consequences of the Reverse Stock Split.

U.S. Holders

As used herein, the term ''U.S. holder'' means a holder that, for U.S. federal income tax purposes, is a beneficial owner of our Common Stock and is:

- an individual who is a citizen or resident of the United States;

- a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

- a trust subject to the supervision of the court within the United States and the control of a United States person

In general, the Reverse Stock Split should be treated for U.S. federal income tax purposes as a recapitalization. As a result, a U.S. holder generally should not recognize gain or loss upon the exchange of pre-Reverse Stock Split Common Stock for post-Reverse Stock Split Common Stock, except with respect to cash received in lieu of a fractional share of our Common Stock, as discussed below. A U.S. holder's aggregate tax basis in the post-Reverse Stock Split Common Stock received in the Reverse Stock Split should generally equal such U.S. holder's aggregate tax basis of the pre-Reverse Stock Split Common Stock exchanged in the Reverse Stock Split. A U.S. holder's holding period in the post-Reverse Stock Split Common Stock should include the period during which the U.S. holder held the pre-Reverse Stock Split Common Stock exchanged in the Reverse Stock Split. Treasury regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of shares of our Common Stock exchanged in the Reverse Stock Split to the shares of our Common Stock received pursuant to the Reverse Stock Split. Holders of shares of our Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

As noted above, we will not issue fractional shares of Common Stock in connection with the Reverse Stock Split. Instead, U.S. holders who would have been entitled to receive a fractional share as a result of the Reverse Stock Split will receive cash payments in lieu of such fractional shares. A U.S. holder that receives cash in lieu of fractional shares in the Reverse Stock Split generally will be treated as having received such fractional shares and then as having immediately received such cash in redemption of such fractional shares of common stock. A U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received for the fractional shares and the portion of the U.S. holder's basis of the pre-Reverse Stock Split Common Stock allocable to such fractional shares. A U.S. holder's tax basis in fractional shares generally will be determined by allocating the holder's tax basis in its pre-Reverse Stock Split Common Stock between the post-Reverse Stock Split Common Stock and the fractional shares, in accordance with their respective fair market values. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder's holding period in pre-Reverse Stock Split Common Stock exchanged in the Reverse Stock Split therefor was greater than one year as of the date of the exchange. The deductibility of capital losses is subject to limitations.

The tax treatment of a U.S. holder may vary depending upon the particular facts and circumstances of such stockholder. Each U.S. holder is urged to consult with its own tax advisor with respect to the tax consequences of the Reverse Stock Split.

U.S. Information Reporting and Backup Withholding Tax. Information returns generally will be required to be filed with the Internal Revenue Service (''IRS'') with respect to the receipt of cash in lieu of a fractional share of our Common Stock pursuant to the Reverse Stock Split, if effected, unless the U.S. holder is an exempt recipient and, if requested, certifies as to such status. In addition, U.S. holders may be subject to a backup withholding tax (at the current applicable rate of 24%) on the payment of this cash if they do not provide their taxpayer identification numbers in the manner required or otherwise fail to comply with applicable backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against a U.S. holder's U.S. federal income tax liability, provided the required information is properly furnished to the IRS on a timely basis.

Non-U.S. Holders

For purposes of this discussion, a ''Non-U.S. holder'' means a beneficial owner of shares of our Common Stock that is an individual, corporation, estate or trust that is not a U.S. holder.

A Non-U.S. holder that receives cash in lieu of a fractional share pursuant to the Reverse Stock Split will not be subject to U.S. federal income tax on any gain recognized on the disposition of such fractional share unless (a) the gain is effectively connected with the conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a Non-U.S. holder's permanent establishment in the United States) (b) with respect to a Non-U.S. holder who is an individual, the Non-U.S. holder is present in the United States for 183 days or more in the taxable year the Reverse Stock Split occurs and certain other conditions are met, or (c) our Common Stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (''USRPHC'') for U.S. federal income tax purposes.

Generally, a U.S. corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are a USRPHC and that our Common Stock should be treated as ''regularly traded'' (as defined by applicable Treasury regulations) on an established securities market (such as the NYSE, where our Common Stock is currently listed). Assuming our Common Stock is regularly traded on an established securities market, only a Non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the Reverse Stock Split or the Non-U.S. holder's holding period for the Common Stock, more than 5% of our Common Stock will be taxable on gain recognized on the receipt of cash in lieu of a fractional share.

U.S. Information Reporting and Backup Withholding Tax. In general, information reporting and backup withholding will not apply to the payment of cash in lieu of a fractional share of our Common Stock to a Non-U.S. holder pursuant to the Reverse Stock Split, if effected, if the Non-U.S. holder certifies under penalties of perjury that it is a Non-U.S. holder (generally on IRS Form W-8BEN or IRS Form W-8BEN-E) and the applicable withholding agent does not have actual knowledge or reason to know to the contrary. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the Non-U.S. holder's U.S. federal income tax liability, if any, provided that certain required information is timely furnished to the IRS.

NO APPRAISAL RIGHTS

Under Delaware law, holders of our Common Stock will not be entitled to dissenter's rights or appraisal rights with respect to the Reverse Stock Split Charter Amendment.

IF THE PROPOSAL IS NOT APPROVED

If the proposal is not approved, we may be unable to maintain the listing of our Common Stock on the NYSE, which could adversely affect the liquidity and marketability of our Common Stock.

VOTE REQUIRED

This Proposal Four will be approved if it receives the affirmative vote of a majority of the shares of Common Stock entitled to vote. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

RECOMMENDATION

The Board unanimously recommends that stockholders vote FOR the approval of an amendment to the Company's Certificate of Incorporation to effect the Reverse Stock Split and proportionally reduce the number of authorized Common Stock.



2020 Annual Meeting of Stockholders

The Board of Directors requests your proxy for the 2020 Annual Meeting of Stockholders that will be held:

DATE & TIME	PLACE
Thursday, May 14, 2020 at 9:00 a.m. Central Time	The Bank of America Building Lower Level 15 West Sixth Street Tulsa, Oklahoma 74119

By granting the proxy, you authorize the persons named on the proxy to represent you and vote your shares at the Annual Meeting. Those persons will also be authorized to vote your shares to adjourn the Annual Meeting from time to time and to vote your shares at any adjournments or postponements of the Annual Meeting.

In accordance with the rules and regulations adopted by the SEC, we are providing our stockholders access to our proxy materials on the Internet. Accordingly, a Notice of Internet Availability of Proxy Materials (the ''Notice'') will be mailed to most of our stockholders beginning on March 31, 2020. The Notice will include:

(i)   instructions on how to access the Company's proxy materials electronically,

(ii)   the date, time and location of the Annual Meeting,

(iii)   a description of the matters intended to be acted upon at the Annual Meeting,

(iv)   a list of the materials being made available electronically,

(v)   instructions on how a stockholder can request to receive paper or e-mail copies of the Company's proxy materials,

(vi)   any control/identification numbers that a stockholder needs to access his or her proxy card and instructions on how to access the proxy card and

(vii)   information about attending the Annual Meeting and voting in person.

Stockholders will have the ability to access the proxy materials on the website referred to in the Notice, or request a printed set of the proxy materials to be sent to them by following instructions on the Notice. All stockholders who do not receive a Notice should receive a paper copy of the proxy materials by mail.

If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail or printed form will remain in effect until you terminate it.

Q.   **Who is entitled to vote at the Annual Meeting?**

A.   Holders of record of our common stock at the close of business on March 18, 2020, which we refer to as the ''Record Date,'' are entitled to vote at the Annual Meeting. As of the Record Date, there were 239,402,283 shares of our common stock outstanding. Stockholders are entitled to cast one vote per share on each matter presented for consideration and action at the Annual Meeting.

Q. **What is the purpose of the Annual Meeting?**

A. At the Annual Meeting, stockholders will consider and vote upon the following matters:

Proposal	
1	Election of three Class I directors for a three-year term, election of one Class II director for a one-year term and election of one Class III director for a two-year term;
2	Ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for the year ending December 31, 2020;
3	An advisory vote approving the compensation of our named executive officers as disclosed in this Proxy Statement; and
4	Approval of an amendment to the Company's Amended and Restated Certificate of Incorporation to effect a reverse stock split of the Company's common stock and a corresponding reduction in the number of authorized shares of the Company's common stock.

Q. **Why did I receive a Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?**

A. As permitted by SEC rules, we are providing access to our proxy materials over the Internet. As a result, we are sending to most of our stockholders a Notice instead of a paper copy of the proxy materials. The Notice contains instructions on how to access the proxy materials over the Internet and how to request a paper copy. In addition, stockholders may request to receive future proxy materials in printed form by mail or electronically by e-mail. A stockholder's election to receive proxy materials by mail or e-mail will remain in effect until the stockholder terminates it.

Q. **Why didn't I receive a Notice in the mail regarding the Internet availability of proxy materials?**

A. We are providing certain stockholders, including those who have previously requested to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of a Notice. If you would like to help reduce the costs we incur in mailing proxy materials, you can consent to receive all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions provided with your proxy materials and on your proxy card or voting instruction card to vote using the Internet. When prompted, indicate that you agree to receive or access stockholder communications electronically in the future.

Q. **Can I vote my stock by filling out and returning the Notice?**

A. No. However, the Notice will provide instructions on how to vote over the Internet, by telephone, by requesting and returning a paper proxy card or by submitting a ballot in person at the Annual Meeting.

Q. **How can I access the proxy materials over the Internet?**

A. Your Notice or proxy card will contain instructions on how to view our proxy materials on the Internet. Our proxy materials are also available on our website at: www.laredopetro.com.

You may vote by any of the following four methods:

(1) *Internet.* Vote over the Internet at www.proxyvote.com, the website for Internet voting. Simply follow the instructions on the Notice, or if you received a proxy card by mail, follow the instructions on the proxy card, and you can confirm that your vote has been properly recorded. If you vote on the Internet, you can request electronic delivery of future proxy materials. Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. (Eastern Time) on May 13, 2020.

(2) *Telephone.* Vote by telephone by following the instructions on the Notice, or if you received a proxy card, by following the instructions on the proxy card. Easy-to-follow voice prompts allow you to vote your shares and confirm that your vote has been properly recorded. Telephone voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. (Eastern Time) on May 13, 2020.

(3) *Mail.* If you received a proxy card by mail, vote by mail by completing, signing, dating and returning your proxy card in the pre-addressed, postage-paid envelope provided. If you vote by mail and your proxy card is returned unsigned, then your vote cannot be counted. If you vote by mail and the returned proxy card is signed without indicating how you want to vote, then your proxy will be voted as recommended by the Board of Directors. If mailed, your completed and signed proxy card must be received by May 13, 2020.

(4) *Meeting.* If you are a stockholder of record as of March 18, 2020, you may attend and vote at the Annual Meeting on May 14, 2020.

If you hold your Company shares in a brokerage account, your ability to vote over the Internet or by telephone depends on your broker's voting process. Please follow the directions on your proxy card or the voting instruction card from your broker carefully.

The Board of Directors recommends that you vote using one of the first three methods discussed above, as it is not practical for most stockholders to attend and vote at the Annual Meeting. Using one of the first three methods discussed above to vote will not limit your right to vote at the Annual Meeting if you later decide to attend in person.

Q. **How can I vote my shares in person at the Annual Meeting?**

A. *Stockholders of Record.* If your shares are registered directly in your name with the American Stock Transfer and Trust Company ("AST"), our "transfer agent," you are considered the stockholder of record with respect to those shares, and the Notice or proxy materials are being mailed to you. As the stockholder of record, you have the right to vote in person at the Annual Meeting. If you choose to do so, you can bring the proxy card or vote using the ballot provided at the Annual Meeting. Even if you plan to attend the Annual Meeting, we recommend that you vote your shares in advance as described above so that your vote will be counted if you decide later not to attend the Annual Meeting.

Beneficial Owners. Most of our stockholders hold their shares in street name through a broker, bank or other nominee rather than directly in their own name. In that case, you are considered the beneficial owner of shares held in street name, and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the Annual Meeting. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a ''legal proxy'' from the broker, bank or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting. You will need to contact your broker, bank or nominee to obtain a legal proxy, and you will need to bring it to the Annual Meeting in order to vote in person.

Q. **How does the Board of Directors recommend that I vote?**

A. Our Board of Directors recommends that you vote:

Item		Board's recommendation
1	The election of the Company's nominees to the Board of Directors.	FOR
2	Ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for the year ending December 31, 2020.	FOR
3	The advisory resolution approving the compensation of our named executive officers as disclosed in this Proxy Statement.	FOR
4	Approval of an amendment to the Company's Amended and Restated Certificate of Incorporation to effect a reverse stock split of the Company's common stock and a corresponding reduction in the number of authorized shares of the Company's common stock.	FOR

Q. **What is the voting requirement to approve each of the items?**

A.

Item		Voting requirements	Abstentions & broker non-votes
1	Election of directors	• The persons receiving the highest number of ''FOR'' votes at the Annual Meeting will be elected.	
2	Ratification of appointment of independent public accounting firm	• To be approved by the stockholders, this item must receive the ''FOR'' vote of a majority of the votes cast on this proposal at the Annual Meeting.	• Abstentions are not counted as votes cast and will have no effect on the outcome of this proposal. As this proposal is considered routine under NYSE rules, broker non-votes are not expected on this proposal.
3	Advisory vote approving the compensation of our named executive officers	• To be approved by the stockholders, this item must receive the ''FOR'' vote of a majority of the votes cast on this proposal at the Annual Meeting.	• Abstentions and broker non-votes, if any, are not counted as votes cast and will have no effect on the outcome of this proposal. The results of the votes on this proposal are not binding on the Board of Directors, whether or not the resolution is passed under these voting standards.
4	Approval of an amendment to the Company's Amended and Restated Certificate of Incorporation to effect a reverse stock split of the Company's common stock and a corresponding reduction in the number of authorized shares of the Company's common stock.	• To be approved by the stockholders, this item must receive the ''FOR'' vote of a majority of the shares entitled to vote on this proposal at the Annual Meeting.	• Abstentions and broker non-votes will have the same effect as votes against this proposal. If this proposal is approved by stockholders, the Board of Directors will retain the sole authority to elect whether or not and when to amend our Certificate of Incorporation to effect the Reverse Stock Split and the Authorized Share Reduction.

Q. **What happens if additional matters are presented at the Annual Meeting?**

A. Other than the three items of business described in this Proxy Statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxies will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting.

Q. **What happens if I do not give specific voting instructions?**

A. If you are a stockholder of record, and vote without giving specific voting instructions, the proxyholders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this Proxy Statement, and, with respect to any other matters that may properly come before the Annual Meeting, as the proxyholders may determine in their discretion.

If you are the beneficial owner of shares held in the name of a broker, bank or other nominee and do not provide that broker, bank or other nominee with voting instructions in the proxy card, your broker may vote your shares only with respect to certain matters considered routine. For any matters that are not routine for which you do not provide voting instructions in the proxy card, your shares will constitute ''broker non-votes'' and will not be counted as a vote cast on that proposal. With respect to the matters being voted on at the Annual Meeting, your broker may not vote on the election of directors, the compensation of our named executive officers, or the reverse stock split and authorized share reduction if you do not furnish instructions for these matters. Thus, assuming that a quorum is obtained, such broker non-votes will not affect the outcome of these matters. Your broker may, however, vote in its discretion on the ratification of the appointment of our independent public accounting firm.

Q. **What is the quorum requirement for the Annual Meeting?**

A. A majority of the Company's outstanding shares entitled to vote at the Annual Meeting as of the Record Date must be present, in person or by proxy, at the Annual Meeting in order to hold the Annual Meeting and conduct business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against, withheld or abstained, if you:

- are present and vote at the Annual Meeting; or
- properly submit a proxy card or vote over the Internet or by telephone.

Broker non-votes are counted as present for the purpose of determining the existence of a quorum at the Annual Meeting. If a quorum is not present, the chairman of the Annual Meeting may adjourn the meeting to another place, if any, date, or time.

Q. **How can I change my vote after I return my proxy card?**

A. If you are a stockholder of record, there are three ways you can change your vote or revoke your proxy after you have sent in your proxy card.

- First, you may send a written notice stating that you would like to revoke your proxy:

> Laredo Petroleum, Inc.
> c/o Corporate Secretary
> 15 W. Sixth Street
> Suite 900
> Tulsa, Oklahoma 74119

- Second, you may complete and submit another valid proxy by mail, telephone or over the Internet that is later dated and if mailed, is properly signed, or if submitted by telephone or over the

Internet is received by 11:59 p.m. Eastern Time on May 13, 2020. Any earlier proxies will be revoked automatically.

- Third, you may attend the Annual Meeting and vote in person. Any earlier proxy will be revoked. However, attending the Annual Meeting without voting in person will not revoke your proxy.

If you hold your shares through a broker, bank or other nominee and you have instructed the broker, bank or other nominee to vote your shares, you must follow directions from your broker, bank or other nominee to change your vote.

Q. **Who will tabulate the votes?**

A. The Board of Directors has appointed our transfer agent, AST, to certify the tabulated vote and AST will have a representative to act as the independent inspector of elections for the Annual Meeting. AST will be responsible for:

(i) determining the presence of a quorum at the Annual Meeting,

(ii) receiving all votes and ballots, whether by proxy or in person, with regard to all matters voted upon at the Annual Meeting,

(iii) counting and tabulating all such votes and ballots and

(iv) determining and reporting the results with regard to all such matters voted upon at the Annual Meeting.

Q. **Where can I find the voting results of the Annual Meeting?**

A. We intend to announce preliminary voting results at the Annual Meeting and publish final results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting.

Q. **How can I obtain a separate set of proxy materials?**

A. We have adopted a procedure approved by the SEC known as "householding." Under this procedure, multiple stockholders residing at the same address have the convenience of receiving a single copy of our Annual Report and Proxy Statement, unless they have notified us that they want to continue receiving multiple copies. Householding allows us to reduce the environmental impact of providing proxy materials as well as printing and mailing costs.

If you received a householded mailing this year and you would like to have additional copies of the Annual Report and/or Proxy Statement mailed to you, or you would like to revoke your consent to the householding of documents, please submit your request to:

Laredo Petroleum, Inc. c/o Corporate Secretary 15 W. Sixth Street Suite 900 Tulsa, Oklahoma 74119	or by calling (918) 513-4570

Unfortunately, householding for bank and brokerage accounts is limited to accounts within the same bank or brokerage firm. For example, if you and your spouse each have an account containing our common stock at different brokerage firms, your household will receive two copies of our Annual Meeting materials—one from each brokerage firm. To reduce the number of duplicate sets of materials your household receives, you may wish to enroll some or all of your accounts in our electronic delivery program.

Q. **Who pays for the cost of this proxy solicitation?**

A. We will pay for the costs of the solicitation of proxies. We may reimburse brokerage firms and other persons for expenses incurred in forwarding the voting materials to their customers who are beneficial owners and obtaining their voting instructions. Laredo has retained the services of Georgeson LLC (''Georgeson'') to aid in the solicitation of proxies from banks, brokers, nominees and intermediaries. Laredo will pay Georgeson a fee of approximately $11,000 for its services, plus reasonable out of pocket expenses. In addition to soliciting proxies by mail, our Board of Directors, officers and employees may solicit proxies on our behalf, without additional compensation, personally or by telephone. Stockholders voting over the Internet should understand that there may be costs associated with electronic access, such as the usage charges from telephone companies and Internet access providers, that must be borne by the stockholder.

Q. **What is the deadline to propose actions for consideration at next year's annual meeting?**

A. Stockholders who, in accordance with Rule 14a-8 under the Exchange Act, wish to present proposals for inclusion in the proxy materials to be distributed in connection with the 2021 annual meeting of stockholders, must submit their proposals so that they are received at our principal executive offices no later than December 1, 2020, or, in the event the Company's 2021 annual meeting is advanced or delayed more than 30 days from the date of the Annual Meeting, within a reasonable time before the Company begins to print and mail the proxy materials for the 2021 annual meeting.

In addition, stockholders who wish to introduce a proposal from the floor of the 2021 annual meeting of stockholders (outside the processes of Rule 14a-8), must submit that proposal in writing to the Company's Corporate Secretary at our principal executive offices no earlier than January 15, 2021 and no later than February 15, 2021, or, in the event the Company's 2021 annual meeting of stockholders is advanced or delayed more than 30 days from the date of the anniversary of the Annual Meeting, not later than the later of (i) the 90th day before the 2021 annual meeting or (ii) the 10th day following the day on which public announcement of the date of the 2021 annual meeting is first made by the Company.

To be in proper form, a stockholder's notice must be timely delivered to:

Laredo Petroleum, Inc.
c/o Corporate Secretary
15 W. Sixth Street
Suite 900
Tulsa, Oklahoma 74119

It must include the information required by our Second Amended and Restated Bylaws (our ''bylaws'') with respect to each proposal submitted. The Company may refuse to consider any proposal that is not timely or otherwise fails to meet the requirements of our bylaws or the SEC's rules with respect to the submission of proposals.

You may obtain a copy of our bylaws by accessing our website (www.laredopetro.com) or submitting a request to the address listed above.

Q. **How do I nominate a candidate for election as a director?**

A. Stockholders who wish to nominate a candidate for election as a director at our 2021 annual meeting must submit their nomination in writing to the Company's Corporate Secretary at our principal executive offices no earlier than January 15, 2021 and no later than February 15, 2021, or, in the event the Company's 2021 annual meeting of stockholders is advanced or delayed more than 30 days from the date of the Annual Meeting, not later than the later of (i) the 90th day before the 2021 annual meeting or (ii) the 10th day following the day on which public announcement of the date of the 2021 annual meeting is first made by the Company.

In the event that the number of directors to be elected to the Board of Directors is increased and there has been no public announcement naming all of the nominees for director or indicating the increase made by the Company at least 10 days before the last day a stockholder may deliver a notice of nomination in accordance with the preceding sentence, a stockholder's notice will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Corporate Secretary at the principal executive offices of the Company not later than the close of business on the 10th day following the day on which such public announcement is first made by the Company.

To be in proper form, a stockholder's notice must be timely delivered to:

Laredo Petroleum, Inc.
c/o Corporate Secretary
15 W. Sixth Street
Suite 900
Tulsa, Oklahoma 74119

It must include the information required by our bylaws with respect to the nomination and all other information regarding the proposed nominee and the nominating stockholder required by Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. The Company may refuse to consider any nomination that is not timely or otherwise fails to meet the requirements of our bylaws or the SEC's rules with respect to the submission of director nominations. A written statement from the proposed nominee consenting to be named as a candidate and, if nominated and elected, to serve as a director should accompany any stockholder nomination.

Q. **How can I communicate with the Board of Directors?**

A. Stockholders or other interested parties can contact any director, any committee of the Board of Directors, or the Company's non-management directors as a group, by writing to the Corporate Secretary at the address above.

Comments or complaints relating to the Company's accounting, internal accounting controls or auditing matters will also be referred to members of the Audit Committee. All such communications will be forwarded to the appropriate member(s) of the Board of Directors.

This Question & Answer section is only meant to give an overview of the proxy statement. For more information, please refer to the material contained in the preceding pages.

Solicitation of Proxies

Solicitation of proxies may be made over the Internet, by mail, personal interview or telephone by officers, directors and regular employees of the Company. The Company may also request banking institutions, brokerage firms, custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of the common stock that those companies or persons hold of record, and the Company will reimburse the forwarding expenses.

Stockholder List

In accordance with the Delaware General Corporation Law, the Company will maintain at its corporate offices in Tulsa, Oklahoma, a list of the stockholders entitled to vote at the Annual Meeting.

The list will be open to the examination of any stockholder, for purposes germane to the Annual Meeting, during ordinary business hours for 10 days before the Annual Meeting.

Proxy Materials, Annual Report and Other Information

The Company's 2019 Annual Report to Stockholders for the year ended December 31, 2019 is being made available to stockholders concurrently with this Proxy Statement and does not form part of the proxy solicitation material.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on May 14, 2020

A Copy of the Proxy Statement, the Proxy Card and the 2019 Annual Report are Available free of Charge at
http://materials.proxyvote.com/516806

A copy of the 2019 Annual Report, as filed with the SEC, will be sent to any stockholder without charge upon written request. One copy of the Notice of Annual Meeting, this Proxy Statement and our 2019 Annual Report (the ''Proxy Materials'') will be sent to stockholders who share an address, unless they have notified the Company that they want to continue receiving multiple packages. A copy of the Proxy Materials will also be sent upon written or oral request to any stockholder of a shared address to which a single copy of the Proxy Materials was delivered. If two or more stockholders with a shared address are currently receiving only one copy of the Proxy Materials, then the stockholders may request to receive multiple packages in the future, or if a stockholder is currently receiving multiple packages of the Proxy Materials, then the stockholder may request to receive a single copy in the future. Such requests may be made by writing to:

Laredo Petroleum, Inc. c/o Corporate Secretary 15 W. Sixth Street Suite 900 Tulsa, Oklahoma 74119	or by calling (918) 513-4570

The 2019 Annual Report is also available at the SEC's website in its EDGAR database at www.sec.gov.

Internet and Phone Voting

Internet and phone voting procedures are designed to authenticate stockholder identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. Stockholders voting by Internet should remember that the stockholder must bear costs associated with electronic access, such as usage charges from Internet access providers and telephone companies.

For shares of stock that are registered in a street name (the stockholder owns shares in the name of a bank, broker or other holder of record on the books of the Company's transfer agent), you will receive instructions with your proxy materials that you must follow in order to have your shares voted. Please review your proxy or voting instruction card to determine whether you can vote electronically or by phone.

SUBMIT A PROXY BY INTERNET—www.proxyvote.com

For shares of stock that are registered in your name, you may vote by Internet or phone using the following procedures. To vote by Internet, please access www.proxyvote.com, and enter your 11 digit control number located in the upper right-hand portion of your proxy material. Votes submitted by Internet or phone must be received by 11:59 p.m., Eastern Time, on May 13, 2020. The giving of such a proxy will not affect your right to vote in person should you decide to attend the Annual Meeting.

SUBMIT A PROXY BY PHONE—1-800-690-6903

To vote by phone, please dial 1-800-690-6903 and enter your 11 digit control number located in the upper right-hand portion of your proxy material. Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Daylight Time on May 13, 2020.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided.

Electronic Delivery of Future Proxy Materials

If you would like to reduce the costs incurred by us in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

It is important that proxies be returned promptly. Whether or not you expect to attend the meeting in person, you are urged to vote by Internet, by phone or, if you have received paper copies of the proxy material, by completing, signing and returning the proxy in the enclosed postage-paid, addressed envelope.

By Order of the Board of Directors,



Mark D. Denny
Senior Vice President, Secretary and General Counsel

Tulsa, Oklahoma
March 31, 2020

The following sets forth the text of the proposed amendment to the Company's Amended and Restated Certificate of Incorporation (the ''Form of Amendment'') to effect the Reverse Stock Split and the Authorized Share Reduction. The Form of Amendment contemplates the inclusion of a ratio within a range of ratios and corresponding total number of authorized shares of capital stock and common stock, as indicated by the included bracketed language. These values shall be inserted based upon the Reverse Stock Split ratio to be determined by the Board of Directors. The Form of Amendment including the Reverse Stock Split ratio selected by the Board of Directors and the corresponding Authorized Shares Reduction must be filed with the Secretary of State of the State of Delaware in order to become effective. The decision to effect the Reverse Stock Split and the Authorized Share Reduction shall be made by the Board of Directors in its sole discretion (subject to requisite approval by the Company's stockholders at the Annual Meeting).

Proposed Certificate of Amendment to the Certificate of Incorporation

Laredo Petroleum, Inc. (the ''Corporation''), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the ''DGCL'') hereby certifies pursuant to Section 242 of the DGCL:

FIRST: At a meeting of the Board of Directors of the Corporation duly called and held on   , 2020, the Board of Directors duly adopted the following resolution amending Article Fourth of the Corporation's Amended and Restated Certificate of Incorporation by deleting Section A. of Article Fourth in its entirety and replacing it with the following:

''A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is [*any number between 72,500,000 and 140,000,000*], consisting of [*any number between 22,500,0000 and 90,000,000*] *shares of common stock, par value one cent ($.01) per share (the ''Common Stock''), and 50,000,000 shares of preferred stock, par value one cent ($.01) per share (the ''Preferred Stock'').*

Pursuant to the General Corporation Law of the State of Delaware, upon the filing and effectiveness (the ''Effective Time'') of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each [*any number between 5 and 20*] shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be reclassified and combined into one (1) share of Common Stock (the ''Reverse Stock Split''). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who, immediately prior to the Effective Time, own a number of shares of Common Stock which is not evenly divisible by the exchange ratio set forth above shall, with respect to such fractional interest, be entitled to receive cash. Each certificate that represented shares of Common Stock immediately prior to the Effective Time shall thereafter represent the number of shares of Common Stock that give effect to the Reverse Stock Split; *provided*, *that* each person holding of record a stock certificate or certificates that represented shares of Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of Common Stock to which such person is entitled under the foregoing, subject to the receipt of cash in lieu of any fractional interests as described in the foregoing.''

SECOND: On   , 2020, pursuant to a resolution of the Corporation's Board of Directors, an annual meeting of the Corporation's stockholders was duly called and held upon notice in accordance with the provisions of Section 222 of the DGCL, at which meeting the necessary number of shares of Common Stock as required by applicable law and the Corporation's Amended and Restated By-laws were voted in favor of such amendment to be implemented by the Corporation's Board of Directors at its sole discretion.

<u>THIRD</u>:   The foregoing amendment was duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed on this day of   , 2020.

Laredo Petroleum, Inc.

By: _____

Name: _____

Title: _____